As filed with the Securities and Exchange Commission on August 21, 2009

Securities Act File No. 333-149374

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3 to

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FS INVESTMENT CORPORATION

(Exact name of registrant as specified in charter)

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(215) 495-1150

(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman

FS Investment Corporation

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104-2867

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq. Cynthia M. Krus, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, DC 20004-2415 Tel: (202) 383-0100 Fax: (202) 637-3593	Rosemarie A. Thurston, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):  ☒ when declared effective pursuant to section 8(c).

PROSPECTUS	SUBJECT TO COMPLETION

Maximum Offering of 150,000,000 Shares of Common Stock

We are a specialty finance company that invests primarily in the debt securities of private companies. Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. We have elected to be treated for federal income tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by FB Income Advisor, LLC, or FB Advisor, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission and is an affiliate of ours. FB Advisor oversees the management of our activities and is responsible for making investment decisions for our portfolio. FB Advisor has engaged GSO/Blackstone Debt Funds Management LLC, a subsidiary of GSO Capital Partners LP, to act as a sub-adviser.

Through our affiliate, FS2 Capital Partners, LLC, or the dealer manager, we are offering up to 150,000,000 shares of common stock in this offering at an initial offering price of $10.00 per share. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock. As of August 1, 2009, we have sold an aggregate of 4,935,735 shares of our common stock for gross proceeds of approximately $44,876,000.

We are offering our shares on a continuous basis at a price of $10.00; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below net asset value. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. We intend to file post-effective amendments to this registration statement, which are subject to SEC review, to allow us to continue this offering for at least two years.

This is our initial public offering, and no public market exists for our shares. We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future, although we intend to seek to complete a liquidity event between five and seven years following the completion of our offering stage. Therefore, if you purchase shares you will have limited liquidity. See “Share Repurchase Program” and “Liquidity Strategy.”

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 29 to read about the risks you should consider before buying shares of our common stock including the risk of leverage.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or SEC. This information will be available free of charge by contacting us at 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867 or by telephone at (215) 495-1150 or on our website at www.fsinvestmentcorp.com. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as specifically required by the Investment Company Act of 1940 and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share	Total Maximum
Price to Public(1)	$10.00	$1,500,000,000
Selling Commissions	$0.70	$105,000,000
Dealer Manager Fee	$0.30	$45,000,000
Net Proceeds (Before Expenses)(2)	$9.00	$1,350,000,000
(1)	Assumes all shares are sold at the initial offering price per share.
(2)	We estimate that we will incur approximately $22.5 million of expenses if the maximum number of common shares is sold.

The date of this prospectus is August     , 2009.

FS2 Capital Partners, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing an amendment to the registration statement with the SEC if our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews such amendment, until it is declared effective.

Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

You should rely only on the information contained in this prospectus. Neither we, nor the dealer manager have authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in the affairs of our company, we will amend or supplement this prospectus.

For information on the suitability standards that investors must meet in order to purchase shares of our common stock in this offering, see “Suitability Standards.”

i

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our” and “FS Investment Corporation” refer to FS Investment Corporation. In addition, the term “FB Advisor” refers to FB Income Advisor, LLC, the term “GDFM” refers to GSO/Blackstone Debt Funds Management LLC, a subsidiary of GSO Capital Partners LP and the term “GSO” refers to GSO Capital Partners LP.

FS Investment Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, or the 1940 Act. As such, we are required to comply with certain regulatory requirements. We are managed by FB Income Advisor, LLC, or FB Advisor, a registered investment adviser under the Investment Advisers Act of 1940, or the Advisers Act, which oversees the management of our activities and is responsible for making investment decisions for our portfolio. FB Advisor has engaged GSO/Blackstone Debt Funds Management LLC, or GDFM, to act as our investment sub-adviser. GDFM assists FB Advisor with identifying investment opportunities and makes investment recommendations for approval by FB Advisor, according to asset allocation and other guidelines set by FB Advisor. GDFM, a registered investment adviser under the Advisers Act, is a subsidiary of GSO Capital Partners L.P., or GSO, which oversees over $23 billion in assets under management as of June 30, 2009. GSO is the global credit platform of The Blackstone Group L.P. We have elected to be treated for federal income tax purposes as a regulated investment company, or RIC, under the Code.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We will seek to meet our investment objectives by:

•

utilizing the experience and expertise of FB Advisor and GDFM, along with the broader resources of GSO which includes its access to the relationships and human capital of its parent, The Blackstone Group L.P., in sourcing, evaluating and structuring transactions;

•	employing a defensive investment approach focused on long-term credit performance and principal protection;

•

focusing primarily on debt investments in a broad array of private U.S. companies, including small and middle market companies, which we define as companies with annual revenue of $10 million to $2.5 billion at the time of investment. In many environments, we believe such a focus offers an opportunity for superior risk adjusted returns;

•	focusing primarily on investing in established, stable companies with positive cash flow; and

•	maintaining rigorous portfolio monitoring, in an attempt to anticipate and pre-empt negative credit events within our portfolio.

We anticipate that our portfolio will be comprised primarily of investments in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans, which we refer to as mezzanine loans, of private, U.S. companies. We may purchase interests in loans through secondary market transactions or directly from our target companies as primary market investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor. On a limited, opportunistic basis, we may also purchase corporate bonds and similar debt securities. Once we raise sufficient capital, we expect that our investments will generally range between $5 million and $25 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of FB Advisor, subject to oversight by our board of directors. Prior to raising sufficient capital, we may make smaller investments in syndicated loan opportunities subject to liquidity constraints.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally will not be permitted to co-invest with certain entities affiliated with GDFM in transactions originated by GSO or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside GSO or its affiliates in accordance with existing regular guidance. However, at any time, we may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are seeking an exemptive order from the SEC. Even if we receive exemptive relief, GSO and its affiliates are not obligated to offer GDFM or us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we intend to co-invest alongside GSO or its affiliates only in accordance with existing regulatory guidance.

To enhance our opportunity for gain, we intend to employ leverage as market conditions permit and at the discretion of FB Advisor, but in no event will leverage employed exceed 50% of the value of our assets as required by the 1940 Act. See “Risk Factors—Risks Related to our Investments” beginning on page 37 for a discussion of the risks inherent in our target portfolio company investments.

While a BDC may list its shares for trading in the public markets, we have elected not to do so. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets. To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program beginning in January 2010. This will be the only method of liquidity that we offer prior to a liquidity event. See “Share Repurchase Program.”

Although we do not currently intend to list our securities on an exchange and do not expect a public market to develop for them in the foreseeable future, we intend to seek to complete a liquidity event between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. See “—Liquidity Strategy” for a discussion of what constitutes a liquidity event. Therefore, stockholders may not be able to sell their shares promptly or at a desired price.

Status of Our Ongoing Public Offering

Since commencing our initial public offering, we have sold 4,807,321 shares of our common stock for gross proceeds of approximately $43,876,000. We have raised total gross proceeds to date of approximately $44,876,000, including approximately $1,000,000 contributed by principals of our investment adviser in February 2008. The following table summarizes the sales of our common stock on a monthly basis during 2009:

	Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
January	343,606	$8.00	$2,750
February	462,960	8.21	3,802
March	205,701	8.64	1,778
April	480,109	8.55	4,104
May	745,610	8.94	6,667
June	590,218	9.32	5,500
July	941,855	9.57	9,017
August	1,037,262	9.89	10,258

	4,807,321	$9.13	$43,876

(1)	The number of shares sold includes 18,527 shares purchased through the Company’s distribution reinvestment plan.

(2)	The number of shares sold and the average sales price per share have been retroactively adjusted to reflect the stock distributions issued subsequent to the date at which the shares were sold. All shares were sold at prices between $9.00 and $10.00 per share, depending on the amount of discounts or commissions waived by the dealer manager.

We have exceeded the minimum offering requirement described in our prospectus, dated September 18, 2008, as amended and supplemented, by raising at least $2.5 million from individuals not affiliated with us or FB Advisor. Having satisfied our minimum offering requirement, the offering proceeds were released by the escrow agent to us on January 2, 2009 and we have proceeded to commence operations.

Capital Contribution by FB Advisor and GDFM

In February 2008, pursuant to a private placement, Michael C. Forman and David J. Adelman, the principals of FB Advisor, contributed an aggregate of approximately $1 million. From April 2009 to August 2009, employees of GSO purchased an aggregate of approximately $770,000 of our common stock.

Distributions

We intend to authorize and declare ordinary cash distributions monthly and pay such distributions on a quarterly basis. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim special distributions in cash or in shares of our common stock at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. There can be no assurance that we will be able to pay distributions at a specific rate or at all. See “Material U.S. Federal Income Tax Considerations.”

The following table reflects the cash distributions per share that we have declared on our common stock during 2009. On a tax basis, the distributions paid to our stockholders reflect a distribution of ordinary income.

Date Declared	Record Date	Payment Date	Distribution
			Per Share(1)	Amount
January 29, 2009	January 31, 2009	March 31, 2009	$0.0541	$26
February 26, 2009	February 27, 2009	March 31, 2009	0.0541	51
February 26, 2009	March 24, 2009	March 31, 2009	0.0541	62
April 30, 2009	April 30, 2009	June 30, 2009	0.0548	89
May 30, 2009	May 30, 2009	June 30, 2009	0.0565	134
June 30, 2009	June 30, 2009	June 30, 2009	0.0586	173
July 30, 2009	July 31, 2009	September 30, 2009	0.0606	236
August 6, 2009	August 31, 2009	September 30, 2009	0.0625	—
August 6, 2009	September 23, 2009	September 30, 2009	0.0625	—

(1)	The amount of each per share distribution has been retroactively adjusted to reflect the stock distributions issued on March 31, 2009, April 30, 2009, May 29, 2009, June 30, 2009 and July 31, 2009 as discussed below.

The following table reflects stock distributions per share that we have declared on our common stock to date.

Date Declared	Record Date	Payment Date	Distribution Percentage	Shares Issued
March 31, 2009	March 31, 2009	March 31, 2009	1.4%	13,818
April 30, 2009	April 30, 2009	April 30, 2009	3.0%	42,661
May 29, 2009	May 29, 2009	May 29, 2009	3.7%	79,125
June 30, 2009	June 30, 2009	June 30, 2009	3.5%	96,976
July 31, 2009	July 31, 2009	July 31, 2009	3.1%	117,219

Portfolio Update

As of August 14, 2009, our investment portfolio consists of interests in 35 senior secured and second lien secured loans to U.S. companies with an average annual EBITDA of $320.6 million. The investments in our portfolio were purchased at an average price of 73.9% of par value. As of August 14, 2009, the weighted average credit rating of our portfolio is B3 based upon the Moody’s scale and our estimated gross annual portfolio yield is 15.4%, based upon the purchase price of our investments. We intend to continue to add securities to our portfolio as our offering progresses. The following is our investment portfolio as of August 14, 2009.

Security	Industry	Date of Most Recent Purchase	Original Cost	Par Value
Senior Secured Loans - First Lien
Texas Competitive Electric Holdings (TXU Corp.), L+350, 10/10/14	Utility	Jun-09	$1,797,303	$2,491,130
First Data Corporation, L+275, 9/24/14	Merchant Processing	Jul-09	$1,460,237	$1,994,937
Vertellus Specialties, Inc., L+425, 12/10/12	Specialty Chemicals	Feb-09	$397,727	$489,510
Global Tel Link, L+600, 2/14/13	Telecommunications	Feb-09	$366,235	$417,362
DTN, Inc., L+500, 3/10/13	Business Information Services	Feb-09	$495,391	$569,415
King Pharmaceuticals, Inc., L+500, 4/19/12	Specialty Pharmaceuticals	Feb-09	$313,049	$347,350
Corel Corporation, L+400, 5/2/12	Software	Apr-09	$627,064	$838,031
1-800 Contacts, L+395, 3/4/15	Healthcare	Jul-09	$2,709,878	$3,094,737
Clarke American, L+250, 6/30/14	Business Information Services	Apr-09	$928,621	$1,493,652
Kenan Advantage Group, Inc., L+300, 12/16/11	Transportation and Logistics	Mar-09	$746,161	$994,881
West Corp, L+500, 10/24/13	Telecommunications Services	Mar-09	$434,052	$497,481
Contec LLC, L+475, 7/28/14	Telecommunications	May-09	$1,580,068	$1,993,725
Apptis Inc, L+325, 12/20/12	Defense & Aerospace	Apr-09	$647,384	$883,713
Safenet, L+250, 4/12/14	Networking and Security Equipment	Mar-09	$340,761	$497,462
Intralinks, L+275, 6/15/14	Business Information Services	May-09	$1,081,418	$1,487,887
NCO Group, L+500, 5/15/13	Business Process Outsourcing	Apr-09	$668,227	$997,354
Columbian Chemicals, L+600, 3/16/13	Commodity Chemicals	Apr-09	$752,548	$1,213,787
Quantum Corp, L+350, 7/12/14	Storage Software and Hardware	Apr-09	$748,112	$901,340
Clientlogic Corporation (Sitel), L+550, 1/30/14	Professional and Business Services	Jun-09	$1,440,000	$2,000,000
Caritor, Inc. (Keane), L+225, 6/4/13	IT Outsourcing	Jul-09	$1,525,792	$1,997,636
WCP Exposition Services, L+600, 4/29/11(3)	Tradeshow Equipment and Services	Jun-09	$246,117	$543,904
Headwaters, Inc., L+675, 4/30/11	Building Products	Jul-09	$1,885,000	$2,000,000

Senior Secured Loans - Second Lien
Asurion Corp, L+650, 7/3/15	Insurance	Jan-09	$605,000	$1,000,000
Bresnan Communications LLC, L+450, 3/29/14	Broadcast and Entertainment	Jan-09	$720,000	$1,000,000
Harrington Holdings, L+600, 7/11/14	Healthcare	Apr-09	$640,000	$1,000,000
Intergraph, L+600, 11/28/14	Software	Apr-09	$850,000	$1,000,000
Awesome Acquisition Company (CiCi), L+500, 6/4/14	Restaurants	Jun-09	$1,360,000	$2,000,000
American Safety Razor, L+625, 1/30/14	Personal Care	Jun-09	$1,800,000	$2,500,000
Dresser Inc, L+575, 5/4/15	Computers and Electronics	Jul-09	$2,130,000	$3,000,000
Sorenson Communications Inc, L+700, 2/16/14	Telecommunications	Aug-09	$1,573,980	$2,008,443
Aspect Software Group, L+700, 6/29/12	Business Services	Aug-09	$2,025,000	$3,500,000
Sirius Computer, L+600, 5/30/13	Computer Hardware Distributor	Jul-09	$1,210,000	$2,000,000
FR Brand Acquisiton Corp, L+600, 2/7/15	Oil and Gas	Jul-09	$1,260,000	$2,000,000
Building Materials Corp of America, L+575, 10/6/14	Building Products	Jul-09	$1,630,000	$2,000,000
Custom Building Products, L+800, 4/20/12	Building Products	Aug-09	$2,321,875	$2,500,000

			$39,317,001	$53,253,738

The table below shows portfolio investments that were sold or experienced significant repayments since we commenced operations. We consider repayments in excess of 1% of a position’s value to be significant.

Security	Original Cost	Disposition Price	Transaction Type
Outback Steakhouse Inc, 10%, 6/15/15	$1,350,000	$1,590,000	Sale
Ashland Inc, L+440, 5/13/14	$492,500	$500,000	Sale
N.E.W Customer Service, L+250, 5/22/14	$705,000	$845,000	Sale
Michael Foods, L+450, 5/20/14	$480,000	$498,750	Sale
Nalco Company, L+350, 4/29/16	$487,500	$498,750	Sale
Discovery Communications, L+325, 4/14/14	$490,000	$493,750	Sale
BNY ConvergEx, L+300, 10/2/13	$375,000	$430,000	Sale
Sungard Data Systems Inc., L+375, 2/28/14	$437,500	$466,250	Sale
Dex Media West LLC, L+400, 10/24/14	$480,000	$497,500	Sale

Security	Weighted Average Purchase Price(1)	Weighted Average Disposition Price(1)	Paydown Amount	Transaction Type
Apptis (DE), Inc., L+325, 12/20/12	73.3	100.0	87,149	Paydown
Corel Corp., L+400, 5/2/12	74.5	100.0	161,969	Paydown
Data Transmission Network Corp., L+500, 3/10/13	87.0	100.0	30,585	Paydown
Global Tel Link Corp., L+600, 2/14/13	87.8	100.0	82,638	Paydown
King Pharmaceuticals, Inc., L+500, 4/19/12	90.1	100.0	171,226	Paydown
Quantum Corp., L+350, 7/12/14	83.0	100.0	98,660	Paydown
Vertellus Specialties, Inc., L+425, 12/10/12	81.3	100.0	10,490	Paydown
WCP Exposition Services Operating Co., L+600, 8/29/11	45.3	100.0	23,785	Paydown

(1)	As a percentage of par value.

About FB Advisor

FB Advisor is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, or the Advisers Act, and is an affiliate of FB Capital Partners, L.P., or FB Capital Partners. FB Capital Partners is a Philadelphia-based investment and alternative asset management firm, formed in 2005, that focuses in part on income-oriented investments in the middle market. Our president and chief executive officer, Michael C. Forman, has led FB Capital Partners since its inception. In addition to his career in managing alternative assets for his investor base, Mr. Forman has been an active private investor and entrepreneur, having built FB Capital Partners and having been affiliated with several companies in the gaming and specialty finance industries. In addition, Mr. Forman co-founded Franklin Square Holdings, L.P., which does business as Franklin Square Capital Partners (“Franklin Square Holdings”), our national sponsor and distributor of alternative investment products.

Together with Mr. Forman, David J. Adelman comprises the senior management team of FB Advisor. Mr. Adelman has significant managerial and investing experience and serves as president and chief executive officer of Campus Apartments, Inc., which develops, manages, designs, and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. Further, in 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture’s capital to acquire, develop, operate and manage student housing projects across the United States. Mr. Adelman is also an active private investor and entrepreneur, having co-founded Franklin Square Holdings with Mr. Forman. See “Management” for biographical information regarding Messrs. Forman and Adelman.

FB Advisor’s senior management team has extensive experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments, focusing on risk management. FB Advisor is presently staffed with five employees and may retain additional investment personnel as our activities expand.

All investment decisions require the unanimous approval of FB Advisor’s investment committee, which is currently comprised of Messrs. Forman and Adelman. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FB Advisor to determine that the provisions of the investment advisory and administrative services agreement are carried out. See “Investment Advisory and Administrative Services Agreement.”

About GDFM

From time to time, FB Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FB Advisor believes will aid it in achieving our investment objectives. FB Advisor has engaged GDFM to act as our investment sub-adviser. GDFM will identify investment opportunities for us and will make investment recommendations for approval by FB Advisor, according to asset allocation, return expectations and other guidelines set by FB Advisor. GDFM is a Delaware limited liability company with principal offices located at 280 Park Avenue, New York, New York 10017.

GDFM is a subsidiary of GSO, the global credit platform of The Blackstone Group L.P., a leading global alternative asset manager and provider of financial advisory services. GSO is one of the world’s largest credit platforms in the alternative asset business with over $23 billion in assets under management as of June 30, 2009. GDFM generally seeks to generate positive risk-adjusted returns for its investors by investing in a broad array of securities, including senior secured leveraged loans, high yield bonds, second lien secured loans and mezzanine debt. Its investment strategies revolve around a disciplined fundamental credit review process and are based on the belief that a deep understanding of companies and the industries in which they operate is critical to generating attractive total returns.

Under the investment sub-advisory agreement, GDFM will assist FB Advisor in identifying investment opportunities and will make investment recommendations for approval by FB Advisor. Investment recommendations made by GDFM will be made in a manner that is consistent with its existing investment and monitoring processes developed by its senior members during the last ten years.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in senior secured and second lien secured loans as well as investments in debt securities of small and middle market companies.

Attractive Opportunities in Senior Secured and Second Lien Secured Loans

We believe that the current credit market environment has created a significant opportunity in the debt of private U.S. companies, particularly in senior secured and second lien secured loans. The credit markets, already weakened by the global financial crisis, experienced a severe, worldwide disruption that reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector has been negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Since March 2009, there have been signs that the global credit and other financial market conditions have improved markedly as stability has increased throughout the international financial system. Concentrated policy initiatives undertaken by central banks and governments appear to have curtailed the incidence of large-scale failures within the global financial system. Concurrently, investor confidence, financial indicators, capital markets activity and asset prices have shown signs of marked improvement in the second quarter of 2009. While financial conditions have improved, economic activity remains subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. Given current market conditions, it is our view that, at this time, opportunities in senior secured and second lien secured debt provide us and our investors with attractive investment opportunities.

We feel that opportunities in senior secured and second lien secured debt are significant not only because of the potential returns available, but also because of the strong defensive characteristics of this investment class. Because these loans have priority in payment among an issuer’s security holders, they carry the least potential risk among investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default if necessary, and generally carry restrictive covenants aimed at ensuring repayment before unsecured creditors, such as most types of public bondholders, and other security holders and preserving collateral to protect against credit deterioration. In addition, most senior secured debt issues pay variable interest rates, meaning the securities are generally less susceptible to declines in values experienced by fixed-rate securities in a rising interest rate environment.

Opportunity in Small and Middle Market Private Companies

In addition to investing in senior secured and second lien secured loans generally, we believe that the market for lending to private companies, particularly small and middle market private companies within the U.S., may at times present a compelling investment opportunity. We believe that the following characteristics support our belief:

Large target market. According to The U.S. Census Bureau, in its most recently released economic census in 2002, there were approximately 153,000 small and middle market companies in the U.S. with annual revenues between $10 million and $2.5 billion, compared with 900 companies with revenues greater than $2.5 billion. These smaller and middle market companies represent a significant portion of the growth segment of the U.S. economy and often require substantial capital investment to grow their businesses. Small and middle market companies have generated a significant number of investment opportunities for investment programs managed by FB Advisor and GDFM over the past several years, and we believe that this market segment will continue to produce significant investment opportunities for us.

Limited investment competition. Despite the size of the market, we believe that financial difficulties and a widespread consolidation in the financial services industry have substantially reduced the number of investment firms and financial institutions lending to small and middle market companies. We believe that lending to small and middle market private U.S. companies generally requires a greater dedication of the lender’s time and resources compared to lending to larger companies, due in part to the smaller size of each investment and the often fragmented nature of information available for disclosure from these companies. In addition, small and middle market companies may require more active monitoring and participation on the lender’s part. We believe that many large financial organizations, with relatively high cost structures, are not equipped to deal with these factors and instead emphasize services to larger corporate clients and transactions with a consequent reduction in the availability of debt financing to small and middle market companies.

Attractive market segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that small and middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and more attractive security features in the form of stricter covenants and quality collateral. Additionally, as compared to larger companies, small and middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions. We believe that these factors often result in advantageous conditions in which to pursue our investment objectives of generating current income and, to a lesser extent, long-term capital appreciation.

Characteristics of and Risks Related to Investments in Private Companies

We intend to invest primarily in the debt of privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves may often be illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. In addition, little public information generally exists about private companies. Finally, these companies may often not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FB Advisor and/or GDFM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of and risks involved in investing in these companies. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies that are designed to protect investors.

Investment Strategy

In times of economic distress, we feel that it is prudent to focus more on opportunities in senior secured debt, where our investments are secured by collateral and recovery rates have been historically the strongest among corporate debt securities in the event of default. We currently intend to weight our portfolio heavily toward first lien senior secured and second lien secured debt, and will opportunistically invest in mezzanine debt transactions. In accordance with our best interests and the best interests of our shareholders, FB Advisor will continue to monitor our targeted investment mix as economic conditions evolve. As economic conditions improve, we may increase our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy.

When identifying prospective portfolio companies, we intend to focus primarily on the following attributes, which we believe will help us generate higher total returns with an acceptable level of risk. These attributes are:

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Leading, defensible market positions. We intend to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We will seek companies that we believe possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

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Investing in stable companies with positive cash flow. We intend to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest in start-up companies, turnaround situations or companies with speculative business plans.

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Proven management teams. We intend to focus on investments in which the target company has an experienced management team with an established track record of success. We will typically require the portfolio companies to have in place proper incentives to align management’s goals with ours.

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Private equity sponsorship. Often we will seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. FB Advisor’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms which commit significant sums of equity capital with junior priority to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise.

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Diversification. We will seek to diversify our portfolio broadly among issuers and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of our portfolio. We cannot assure you that we will be successful in this regard.

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Viable exit strategy. Many of our current investments are tradable in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio will continue to be tradable on this secondary market for the foreseeable future, depending upon market conditions. For any investments that are not traded within a secondary market, we intend to focus primarily in investing in companies whose business models and growth prospects offer other attractive exit possibilities, including repayment of our investments, with the potential for capital gain on any equity interests we hold, through an initial public offering of common stock, merger, sale or recapitalization.

Competitive Advantages

We believe that we offer to our investors the following competitive advantages:

Global platform with seasoned investment professionals. FB Advisor’s senior management team believes that the breadth and depth of its experience, together with the wider resources of GSO’s investment team which is dedicated to sourcing, structuring, executing, monitoring and realizing upon a broad range of private investments, as well as the specific expertise of GDFM, provides us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide.

Long-term investment horizon. Unlike most private equity and venture capital funds, we will not be required to return capital to our stockholders once we exit a portfolio investment. Such funds typically can only be invested once and must be returned to investors after a specific time period. These provisions often force private equity and venture capital funds to seek liquidity events, including initial public offerings, mergers, or recapitalizations more quickly than they otherwise might, potentially resulting in a lower return to investors. We believe that freedom from such capital return requirements, which allows us to invest using a longer-term focus, will provide us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

GDFM Transaction Sourcing Capability. FB Advisor will seek to leverage GDFM’s significant access to transaction flow. GDFM seeks to generate investment opportunities through syndicate and club deals and, subject to regulatory constraints as discussed under “—FS Investment Corporation”, also through GSO’s proprietary origination channels. With respect to syndicate and club deals, GDFM has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GDFM’s origination channel, FB Advisor will seek to leverage the global presence of GSO to generate access to a substantial amount of originated transactions with attractive investment characteristics. We believe that the broad network of GDFM will produce a significant amount of investment opportunities for us. GDFM also has a significant trading platform allowing us access to the secondary loan market for investment opportunities.

Disciplined, income-oriented investment philosophy. FB Advisor and GDFM will employ a defensive investment approach focused on long-term credit performance and principal protection. This investment approach will involve a multi-stage selection process for each investment opportunity as well as ongoing monitoring of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to maximize current yield and minimize the risk of capital loss while maintaining potential for long-term capital appreciation.

Expertise across all levels of the corporate capital structure. FB Advisor and GDFM believe that their broad expertise and experience at all levels of a company’s capital structure will afford them numerous tools to manage risk while preserving the opportunity for significant returns on our investments. We will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

Plan of Distribution

This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to this registration statement, which are subject to SEC review, to allow us to continue this offering for at least two years. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000. Pursuant to our final prospectus, dated September 18, 2008, we were required to raise at least $2.5 million in sales of shares from purchasers not affiliated with us or FB Advisor within one year from the commencement of our offering in order to meet the minimum offering requirement and have offering proceeds released to us from an escrow account. We met the minimum offering requirement in January 2009 and commenced operations at such time.

We are offering our shares on a continuous basis at a price of $10.00; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price after deduction of selling commissions and dealer manager fees that is below net asset value. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.fsinvestmentcorp.com.

FS2 Capital Partners, LLC acts as the dealer manager in connection with the sale of shares registered in this offering. The dealer manager was formed in 2007 and is an affiliate of FB Advisor.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater then $5,000 and pay such amount at the time of subscription. You should make your check payable to “UMB Bank, N.A., as agent for FS Investment Corporation.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your shares, proceeds will be deposited into an interest-bearing account. Any interest accrued between the time subscription proceeds are received and the time shares are accepted will be used to purchase additional shares or fractions thereof. See “How to Subscribe.”

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FB Advisor and GDFM, and (e) the tax consequences of the investment. For additional information, including special suitability standards for residents of Alabama, Arizona, Iowa, Kansas, Kentucky, Massachusetts, Michigan, Nebraska and Ohio, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described herein may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus and any appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

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Deliver a check for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the selected broker-dealer. You should make your check payable to “UMB Bank, N.A., as agent for FS Investment Corporation.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

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By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers with interest and without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive this prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private, U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. The remainder will be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or provide diversification of our portfolio. Pending investment of the proceeds raised in this offering, we will invest the net proceeds primarily in short-term securities consistent with our business development company election and our election to be taxed as a RIC. During this time, we may employ a portion of the net proceeds to pay operating expenses, distributions to stockholders, and for general corporate purposes. See “Estimated Use of Proceeds.”

Share Repurchase Program

We do not currently intend to list our securities on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly at a desired price. See “Share Repurchase Program.”

Beginning in January 2010, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934 and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our monthly closings for the sale of shares in this offering.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we will limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. We will offer to repurchase such shares at a price equal to 90% of the offering price on each date of repurchase.

In connection with its consideration of whether to conduct such tender offers, our board of directors will consider any requests it has received from stockholders. If you wish to tender your shares to be repurchased you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act.

We have received exemptive relief from Regulation M under the Securities Exchange Act of 1934, as amended, from the Division of Trading and Markets of the SEC in connection with our proposed share repurchase program. See “Share Repurchase Program.”

Liquidity Strategy

We intend to seek to complete a liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may determine to complete a liquidity event sooner than between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the above scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Advisory Fees

FB Advisor and GDFM will be compensated for their services. Under the investment advisory and administrative services agreement, FB Advisor is entitled to a fee consisting of two components—a base management fee and an incentive fee. The base management fee is payable quarterly in arrears, and is calculated at an annual rate of 2.0% of the average value of our gross assets.

The incentive fee consists of three parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a preferred return on adjusted capital equal to 2.0% per quarter, or an annualized rate of 8.0%.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains during operations, will be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to a liquidation of the company and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

The third part of the incentive fee, which we refer to as the subordinated liquidation incentive fee, will equal 20.0% of the net proceeds from a liquidation of the company in excess of adjusted capital, as calculated immediately prior to liquidation. See “Investment Advisory and Administrative Services Agreement—Overview of FB Advisor—Advisory Fees.”

See “Investment Advisory and Administration Services Agreement—Overview of GDFM” for a description of the investment sub-advisory agreement and the fees payable to GDFM by FB Advisor pursuant to such agreement.

Administration

FB Advisor is reimbursed for administrative expenses it incurs on our behalf. See “Administrative Services.”

Conflicts of Interest

FB Advisor, GDFM and certain of their affiliates may experience conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•	The directors, officers and other personnel of FB Advisor allocate their time between advising us and managing other investment activities and business activities in which they may be involved;

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The compensation payable by us to FB Advisor and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation is payable, in most cases, whether or not our stockholders receive distributions;

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We may compete with certain affiliates for investments, subjecting FB Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf;

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Regardless of the quality of the assets acquired, the services provided to us or whether we make distributions to our stockholders, FB Advisor and GDFM will receive certain fees in connection with the management of our portfolio and sale of our portfolio companies;

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Because the dealer manager, FS2 Capital Partners, LLC, is an affiliate of FB Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;

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The personnel of GDFM allocate their time between assisting FB Advisor in connection with identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved;

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We may compete with other funds managed by affiliates of GDFM for investment opportunities, subjecting GDFM and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions to FB Advisor;

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From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, we and other clients for which FB Advisor or GDFM provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by us and such other clients;

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FB Advisor, GDFM and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us, even though their investment objectives may be similar to ours;

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FB Advisor, GDFM and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of FB Advisor and GDFM. Affiliates of GDFM, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GDFM have no obligation to make their originated investment opportunities available to us; and

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To the extent permitted by the 1940 Act and staff interpretations, FB Advisor may determine it appropriate for us and one or more other investment accounts managed by FB Advisor, GDFM or any of their respective affiliates to participate in an investment opportunity. We are seeking exemptive relief from the SEC to engage in co-investment opportunities with GDFM and/or its affiliates. There can be no assurance that we will obtain such exemptive relief. These co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, FB Advisor will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks an investment in us involves:

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We are a new company and have a limited operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives.

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FB Advisor has not previously managed a business development company or a regulated investment company. Therefore, FB Advisor may not be able to successfully operate our business or achieve our investment objectives.

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Current market conditions have impacted debt and equity capital markets in the United States, and we do not expect these conditions to improve in the near future. These conditions may make it more difficult for us to achieve our investment objectives.

•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it will be difficult for you to sell your shares.

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The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we make may represent a return of capital to you.

•	We intend to qualify as a RIC but may fail to do so. Such failure would subject us to federal income tax on all of our income, which would have a material adverse effect on our financial performance.

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As a result of the annual distribution requirement to qualify as a RIC, we will likely need to continually raise cash or make borrowings to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.

•	We are subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on our investments.

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A significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

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We have not identified specific investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock.

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We intend to invest primarily in senior secured term loans, second lien secured loans and, to a lesser extent, mezzanine debt and selected equity investments issued by private U.S. companies, including small and middle market companies. For our senior secured and second lien secured loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company which may lead to a loss in principal. Mezzanine debt investments are typically unsecured, and this may involve a heightened level of risk, including a loss of principal or the loss of the entire investment.

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The potential for FB Advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be the case, and FB Advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, since GDFM will receive a portion of the advisory fees paid to FB Advisor, GDFM may have an incentive to recommend investments that are riskier or more speculative.

•	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.

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FB Advisor, its affiliates and GDFM face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner but which may result in actions that are not in your best interests.

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The purchase price at which you purchase shares will be determined at each monthly closing date. As a result, your purchase price may be higher than the prior monthly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior monthly closing price.

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We may borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.

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Our portfolio investments, especially until we raise significant capital from this offering, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.

See “Risk Factors” beginning on page 29 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Reports to Stockholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestmentcorp.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. Your reinvested distributions will purchase shares at a price equal to 95% of the price that shares are sold in the offering at the monthly closing immediately following the distribution payment date. See “Distribution Reinvestment Plan.” No commissions or fees will be assessed pursuant to our distribution reinvestment plan.

Taxation

We have elected to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See “Material U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867. We maintain a website at www.fsinvestmentcorp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “FS Investment Corporation,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load to dealer manager(2)	10.0%
Offering expenses borne by us(3)	1.5%
Total stockholder transaction expenses	11.5%

Annual expenses (as a percentage of net assets attributable to common stock)(1)
Base management fee(4)	3.0%
Incentive fees payable under our investment advisory and administrative services agreement(5)	0.0%
Interest payments on borrowed funds(6)	3.0%
Other expenses(7)	1.6%
Acquired fund fees and expenses(8)	0.0%
Total Annual Expenses	7.6%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a selling commission of 7.0% and a dealer manager fee of 3.0% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:(1)	$182	$317	$451	$785

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our distribution reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 95% of the most recent offering price or at such price necessary to ensure that shares are not sold at a price that is below net asset value. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

(1)

Amount assumes that, in addition to the amounts raised to date, we sell $85 million worth of our common stock during the following twelve months and also assumes we borrow funds equal to 50% of our net assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of the offering price would be significantly higher.

There can be no assurance that we will sell $85 million worth of our common stock during the following twelve months.

(2)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.

(3)	Amount reflects estimated offering expenses to be paid by us of up to $2.3 million if we raise $150 million in gross proceeds.

(4)	Our base management fee under the investment advisory and administrative services agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 2.0% of the average value of our gross assets. See “Investment Advisory and Administrative Services Agreement—Overview of FB Advisor—Advisory Fee.”

(5)	Based on our current business plan, we anticipate that we may have capital gains and interest income that could result in the payment of an incentive fee to FB Advisor in the following twelve months. However, the incentive fee payable to FB Advisor is based on our performance and will not be paid unless we achieve certain performance targets. As we cannot predict whether we will meet the necessary performance targets, we have assumed that no incentive fee will be paid for purposes of this chart. We expect the incentive fees we pay to increase to the extent we earn greater interest income through our investments in portfolio companies, and realize capital gains upon the sale of equity investments in our portfolio companies. The incentive fee will consist of three parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a preferred return on adjusted capital equal to 2.0% per quarter, or an annualized rate of 8.0%.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains during operations, will be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to a liquidation of the company and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

The third part of the incentive fee, which we refer to as the subordinated liquidation incentive fee, will equal 20.0% of the net proceeds from a liquidation of the company in excess of adjusted capital, as calculated immediately prior to liquidation. See “Investment Advisory and Administrative Services Agreement—Overview of FB Advisor—Advisory Fees.” See “Investment Advisory and Administrative Services Agreement—Overview of FB Advisor—Advisory Fee” for a full explanation of how this incentive fee is calculated.

(6)	We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 50% of our net assets (including such borrowed funds) and that the annual interest rate on the amount borrowed is 6.0%.

Our ability to incur leverage during the following twelve months depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering and capital markets conditions. At present, capital markets conditions are not favorable and securing leverage at reasonable pricing levels is difficult.

(7)	Other expenses include accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer and chief compliance officer and fees payable to our independent directors. The amount presented in the table does not include preferred pricing arrangements we have received from certain parties as a newly-formed entity but instead reflects estimated amounts we will pay during the following 12 months assuming we raise $85 million during such time.

(8)	We have no current intention during the following twelve months to invest in the securities or other investment instruments of public investment companies or BDCs or private investment companies. If we were to make such investments, we would incur fees and our stockholders would pay two levels of fees. As we have no current intention of making any such investments, any estimate of the amount of such fees would be highly speculative.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER

The dealer manager receives compensation and reimbursement for services relating to this offering, and we compensate FB Advisor for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the base management fee, the subordinated incentive fee on income, the incentive fee on capital gains during operations and the subordinated liquidation incentive fee are calculated, see “Investment Advisory and Administrative Services Agreement—Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Shares)(1)

	Fees to the Dealer Manager
Sales Load

Selling commissions(2)	7.0% of gross offering proceeds from the offering; all selling commissions are expected to be reallowed to selected broker-dealers.	$105,000,000

Dealer manager fee(2)	Up to 3.0% of gross proceeds, all or a portion of which may be reallowed to selected broker-dealers.	$45,000,000

Reimbursement to Our Investment Adviser

Other organization and offering expenses(3)	We reimburse FB Advisor for the organizational and offering costs it has incurred on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee, accountable due diligence expenses and the other organizational and offering expenses borne by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases. Based on our current estimate, we estimate that these expenses would be $22.5 million, or 1.5% of the gross offering proceeds, if we use the maximum amount offered.	$22,500,000

Investment Adviser Fees

Base management fee	The base management fee is calculated at an annual rate of 2.0% of our average gross assets and payable quarterly in arrears. The base	$26,550,000

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Shares)(1)
management fee may or may not be taken in whole or in part at the discretion of FB Advisor. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in any such other quarter prior to the occurrence of a liquidity event as FB Advisor shall determine.

Subordinated Incentive Fee on Income

The subordinated incentive fee on income is calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter, and will be subordinated to a preferred return on adjusted capital equal to 2.0% per quarter (an annualized rate of 8.0%).(4) No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed the preferred quarterly return of 2.0% (the “preferred quarterly return”) on adjusted capital. For any calendar quarter in which pre-incentive fee net investment income is greater than the preferred quarterly return, but less than 2.5%, the subordinated incentive fee on income shall equal the amount of pre-incentive fee net investment income in excess of the preferred quarterly return. This fee is referred to as the catch-up(5) and provides an increasing fee, but is in no event greater than the 20.0% of the pre-incentive fee net investment income, as the pre-incentive fee net investment income increases from a 2.0% to a 2.5% quarterly return on adjusted capital. For any calendar quarter in which the pre-incentive fee net investment income exceeds 2.5% of adjusted capital, the subordinated incentive fee on income shall equal 20.0% of pre-incentive fee net investment income. For purposes of this fee, adjusted capital shall mean

These amounts cannot be estimated since they are based upon the performance of the assets held by the company. The company has not achieved performance sufficient to realize subordinated incentive fee on income to date.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Shares)(1)
cumulative gross proceeds generated from sales of our common stock (including our distribution reinvestment plan) reduced for distributions to investors of proceeds from non-liquidating dispositions of our investments and amounts paid for share repurchases pursuant to our share repurchase program.

Incentive Fee on Capital Gains During Operations

An incentive fee on capital gains earned on liquidated investments of the portfolio during operations prior to a liquidation of the company will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement) and will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

These amounts cannot be estimated since they are based upon the performance of the assets held by the company. The company has only recently commenced operations.

Subordinated Liquidation Incentive Fee	The subordinated liquidation incentive fee will equal 20.0% of the net proceeds from a liquidation of the company in excess of adjusted capital, as measured immediately prior to liquidation.

These amounts cannot be estimated since they are based upon the performance of the assets held by the company. The company has only recently commenced operations and has not commenced a liquidation of its assets.

Other Expenses

Other Operating Expenses	We will reimburse the expenses incurred by FB Advisor in connection with its provision of administrative services provided to us, including the compensation payable by FB Advisor to our chief financial officer and chief compliance officer and other	We have estimated these annual expenses to be approximately $8,000,000. Actual amounts may be lower or higher than this.

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (150,000,000 Shares)(1)
administrative personnel of FB Advisor. We will not reimburse FB Advisor for personnel costs in connection with services for which FB Advisor receives a separate fee. In addition, we will not reimburse FB Advisor for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any controlling person of FB Advisor.

(1)	Assumes all shares are sold at $10.00 per share with no reduction in selling commissions or dealer manager fees.

(2)	The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan.

(3)	The organizational and offering expense reimbursement consists of costs incurred by FB Advisor and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including for marketing, salaries and direct expenses of its employees, employees of its affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by FB Advisor. FB Advisor is responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed the greater of $125,000 or 1.5% of the aggregate proceeds from the offering, without recourse against or reimbursement by us.

(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in an increase in the amount of incentive fees payable to FB Advisor.

(5)	As the quarterly pre-incentive fee net investment income rises from 2.0% to 2.5%, the “catch-up” feature allows FB Advisor to recoup the fees foregone as a result of the existence of the investor’s preferred quarterly return.

Certain of the advisory fees payable to FB Advisor are not based on the performance of our investments. See “Investment Advisory and Administrative Services Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to FB Advisor, the dealer manager and their affiliates and the conflicts of interest related to these arrangements.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our business, and this offering.

Q:	What is a “BDC”?

A:	BDCs are closed-end funds that elect to be treated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act of 1933 and the Securities Exchange Act of 1934. BDCs make investments in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and qualify to elect to be taxed as “regulated investment companies” for federal tax purposes.

Q:	What is a “RIC”?

A:	A “RIC” is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:	Who will choose which investments to make?

A:	All investment decisions made by FB Advisor will require the unanimous approval of its investment committee. The members of FB Advisor’s investment committee are Michael C. Forman and David J. Adelman. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FB Advisor and determine that the provisions of the investment advisory and administrative services agreement are carried out.

Q:	What is the experience of FB Advisor and GDFM?

A:	Our investment activities are managed by FB Advisor, who oversees the management of our activities, and GDFM who assists with the day-to-day management of our investment operations. FB Advisor is an affiliate of FB Capital Partners, L.P. Since 2003, FB Capital Partners and affiliated entities managed by its principals have invested over $500 million. FB Advisor is led by its senior management team, currently comprised of Michael C. Forman and David J. Adelman, who have significant experience across private lending, private equity and real estate investing. See “Management” for the experience of these individuals. FB Advisor’s sub-advisor, GDFM, is a subsidiary of GSO.

Q:	How does a “best efforts” offering work?

A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the shares of our common stock. Broker-dealers do not have a firm commitment or obligation to purchase any of the shares of common stock.

Q:	How long will this offering last?

A:	This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to this registration statement, which are subject to SEC review, to allow us to continue this offering for at least two years. Your ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:	Will I receive a stock certificate?

A:	No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:	Who can buy shares of common stock in this offering?

A:	In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FB Advisor and GDFM, and (e) the tax consequences of the investment.

Generally, you must purchase at least $5,000 in shares of our common stock. Certain volume discounts may be available for large purchases. See “Plan of Distribution.” After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase shares of our common stock. The selling commission, the dealer manager fee and the organization and offering expense reimbursement that are payable by other investors in this offering will be reduced or waived for our affiliates.

Q:	How do I subscribe for shares of common stock?

A:	If you meet the suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:	Is there any minimum initial investment required?

A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

Q:	Can I invest through my IRA, SEP or after-tax deferred account?

A:	Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q:	How will the payment of fees and expenses affect my invested capital?

A:	The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares of common stock.

Q:	Will the distributions I receive be taxable?

A:	Cash distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of 15%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the 15% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 15% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. We do not expect that special stock distributions that we pay ratably to all investors from time to time, if any, will be taxable.

Q:	Will I be notified on how my investment is doing?

A:	Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestmentcorp.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Q:	When will I get my detailed tax information?

A:	We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:	Are there any restrictions on the transfer of shares?

A:	No. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract.

Q:	Who can help answer my questions?

A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

FS2 Capital Partners, LLC

801 N. Orange Avenue

Suite 815

Orlando, FL 32801

(407) 373-0603

Attention: Investor Services

SELECTED FINANCIAL DATA

You should read this selected consolidated financial data in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected financial data as of and for the year ended December 31, 2008 and for the period from December 21, 2007 (Inception) to December 31, 2007 has been derived from our audited financial statements. The selected financial data as of and for the six months ended June 30, 2009 has been derived from unaudited financial data, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results for such interim period. Interim results as of and for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

	Six Months Ended June 30, 2009 (Unaudited)(1)	Year ended December 31, 2008(1)	Period from December 21, 2007 (Inception) to December 31, 2007(1)
Income Statement Data:
Investment Income:
Interest Income	$728	$25	$—
Operating Expenses:
Management fees	152	—	—
Administrative services expenses	94	—	—
Other general and administrative expenses	484	605	37

Total expenses	730	605	37
Less: Expense reimbursement from sponsor	(176)	—	—

Net expenses	554	605	—

Net investment income (loss)	174	(580)	(37)
Net realized gain on investments	359	—	—
Net change in unrealized appreciation on investments	2,172	—	—

Net increase (decrease) in net assets resulting from operations	$2,705	$(580)	$—

Earnings (loss) per share, basic and diluted	$1.71	$(5.01)	$—

Weighted average shares outstanding, basic and diluted	1,584,828	115,784

Balance Sheet Data:
Total assets	$31,426	$1,000	$—
Total stockholders’ equity	$25,523	$999	$—
Net asset value per common share	$8.63	$7.78	$—

Other Data:
Weighted average yield on debt investments	14.9%	—	—
Number of portfolio companies	30	—	—

(1) Amounts in thousands, except share amounts.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this Prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

We are a new company and have limited operating history.

We were formed on December 21, 2007 and commenced operations on January 2, 2009 after meeting our minimum offering requirement of selling, in aggregate, $2.5 million in common stock to persons not affiliated with us. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of our common stock could decline substantially.

Current market conditions have impacted debt and equity capital markets in the United States, and we do not expect these conditions to improve in the near future.

Since the third quarter of 2007, global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector has been negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Since March 2009, there have been signs that the global credit and other financial market conditions have improved markedly as stability has increased throughout the international financial system. Concentrated policy initiatives undertaken by central banks and governments appear to have curtailed the incidence of large-scale failures within the global financial system. Concurrently, investor confidence, financial indicators, capital markets activity and asset prices have shown signs of marked improvement in the second quarter of 2009. While financial conditions have improved, economic activity has remain subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. These conditions may negatively impact our ability to obtain financing, particularly from the debt markets. In addition, future financial market uncertainty could lead to further financial market disruptions and could further impact our ability to obtain financing.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of our syndicated loan portfolio, reducing our net asset value through increased net unrealized depreciation.

Prior to the onset of the financial crisis, collateralized loan obligations (“CLOs”), a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised the majority of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios began to deteriorate in October 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. The pervasive forced selling in our target market and the resultant price declines have led to the elimination or significant impairment of many of our leveraged competitors for investment opportunities, especially those having built their investment portfolios prior to the financial crisis.

Conditions in the large corporate leverage loan market may deteriorate further, which may cause pricing levels to decline. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our syndicated loans, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objectives depends on FB Advisor’s and GDFM’s ability to manage and support our investment process. If FB Advisor were to lose any members of its senior management team, our ability to achieve our investment objectives could be significantly harmed.

Since we have no employees, we will depend on the investment expertise, skill and network of business contacts of FB Advisor and GDFM. FB Advisor, with the assistance of GDFM, will evaluate, negotiate, structure, execute, monitor and service our investments. Our future success will depend to a significant extent on the continued service and coordination of FB Advisor, including Messrs. Forman and Adelman. Neither of Messrs. Forman or Adelman is subject to an employment contract with FB Advisor, nor will they receive any compensation from us, other than payments made to FB Advisor pursuant to the investment advisory and administrative services agreement. The departure of either of these individuals could have a material adverse effect on our ability to achieve our investment objectives.

Our ability to achieve our investment objectives depends on FB Advisor’s ability, with the assistance of GDFM, to identify, analyze, invest in, finance and monitor companies that meet our investment criteria. FB Advisor’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objectives, FB Advisor may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. FB Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations. In addition, both the investment advisory and administrative services agreement and the sub-advisory agreement that FB Advisor has entered into with GDFM have termination provisions that allow the parties to terminate the agreements without penalty. The investment advisory and administrative services agreement may be terminated at any time, without penalty, by FB Advisor, upon 120 days notice to us. The sub-advisory agreement may be terminated at any time, without the payment of any penalty, by GDFM, or upon 60 days written notice, by FB Advisor, if the board of directors or the holders of a majority of our outstanding voting securities determine that it should be terminated. If either agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for us to replace FB Advisor or for FB Advisor to replace GDFM.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks, and commercial banks, the inability of FB Advisor and GDFM to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that FB Advisor and GDFM will depend on their relationships with private equity sponsors, investment banks, and commercial banks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If FB Advisor or GDFM fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom FB Advisor and GDFM have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other business development companies and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas they have not traditionally invested in, including making investments in small- to mid-sized private, U.S. companies. As a result of these new entrants, competition for investment opportunities in small and middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in small and middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act will impose on us as a business development company.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined by our board of directors. There is not a public market for the securities of the privately held companies in which we intend to invest. As a result, we will value these securities quarterly at fair value as determined in good faith by our board of directors. However, the majority of our investments are not publicly traded or actively traded on a secondary market but are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our equity securities may not receive dividends or that our dividends may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

We intend to make distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

The amount of any distributions we may make is uncertain. Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.

We intend to declare distributions monthly and pay distributions on a quarterly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. While Franklin Square Holdings has agreed to limit our expenses to ensure that such expenses are reasonable in relation to our income, we cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a business development company can limit our ability to pay distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable business development company regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our public offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of our public offering or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from our public offering in ways with which investors may not agree or for purposes other than those contemplated at the time of our public offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire FB Advisor’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such acquisition. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to FB Advisor under the existing investment advisory and administrative services agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that are now being paid by FB Advisor or its affiliates. In addition, we may issue equity awards to officers, employees and consultants. These awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to FB Advisor, our earnings per share would be lower as a result of the internalization than it otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As we are currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. Currently, individuals employed by FB Advisor and its affiliates perform asset management and general and administrative functions, including accounting and financial reporting, for multiple entities. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could thus result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from effectively managing our investments.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of FB Advisor and GDFM to other types of investments in which FB Advisor and GDFM may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

We are subject to the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” and the related rules and regulations promulgated by the SEC. Under current SEC rules, beginning with our fiscal year ending December 31, 2009, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Risks Related to FB Advisor and Its Affiliates

FB Advisor has no prior experience managing a business development company or a regulated investment company, or RIC.

FB Advisor has no prior experience managing a BDC or a RIC and may not be able to successfully operate our business or achieve our investment objectives. As a result, an investment in our shares of common stock may entail more risk than the shares of common stock of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to the other types of investment vehicles previously managed by FB Advisor. For example, under the 1940 Act, business development companies are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a business development company or RIC or could force us to pay unexpected taxes and penalties, which could be material. FB Advisor has no experience managing a business development company or RIC. Its lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

FB Advisor and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

FB Advisor and its affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and FB Advisor to earn increased asset management fees.

We may be obligated to pay FB Advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our investment advisory and administrative services agreement entitles FB Advisor to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay FB Advisor incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. FB Advisor is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

For federal income tax purposes, we may be required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC even though we will not have received any corresponding cash amount. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income for which we have not received a corresponding cash payment. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”

The time and resources that individuals employed by FB Advisor and GDFM devote to us may be diverted and we may face additional competition due to the fact that individuals employed by FB Advisor and GDFM are not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Neither FB Advisor nor GSO are prohibited from raising money for and managing another investment entity that makes the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. If we are able to obtain exemptive relief from the SEC, we also intend to co-invest with any such investment entity to the extent permitted by the 1940 Act, or the rules and regulations thereunder. There is no assurance that we will obtain such relief. In the event the SEC does not grant us relief, we could be limited in our ability to invest in certain portfolio companies in which GDFM or any of its affiliates are investing or are invested. Even if we are able to receive exemptive relief, we will be unable to participate in certain transactions originated by GSO or its affiliates prior to receipt of such relief. Affiliates of GDFM, whose primary business include the origination of investments, engage in investment advisory business with accounts that compete with us. Affiliates of GDFM have no obligation to make their originated investment opportunities available to GDFM or to us.

Our incentive fee may induce FB Advisor to make, and GDFM to recommend, speculative investments.

The incentive fee payable by us to FB Advisor may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to FB Advisor is determined may encourage it to use leverage to increase the return on our investments. In addition, the fact that our base management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage FB Advisor to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns. In addition, since GDFM will receive a portion of the advisory fees paid to FB Advisor, GDFM may have an incentive to recommend investments that are riskier or more speculative.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and result of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates will be restricted.

We will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by FB Advisor without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

We intend to invest primarily in senior secured term loans, second lien secured loans and mezzanine debt and selected equity investments issued by private U.S. companies, including small and middle market companies.

Senior Secured Loans and Second Lien Secured Loans. When we invest in senior secured term loans and second lien secured loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Mezzanine Debt. Our mezzanine debt investments will generally be subordinated to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our mezzanine debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We expect to make selected equity investments. In addition, when we invest in senior secured and second lien secured loans or mezzanine debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We will invest primarily in first lien, second lien, and mezzanine debt issued by small and middle market private U.S. companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we intend to generally structure certain of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

We generally will not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs, if any.

Second priority liens on collateral securing loans that we will make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we will make to portfolio companies will be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Economic recessions or downturns such as the one we are currently experiencing could impair our portfolio companies and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Current adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

Since the third quarter of 2007, global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector has been negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Since March 2009, there have been signs that the global credit and other financial market conditions have improved markedly as stability has increased throughout the international financial system. Concentrated policy initiatives undertaken by central banks and governments appear to have curtailed the incidence of large-scale failures within the global financial system. Concurrently, investor confidence, financial indicators, capital markets activity and asset prices have shown signs of marked improvement in the second quarter of 2009. While financial conditions have improved, economic activity has remain subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. These conditions may negatively impact our ability to obtain financing, particularly from the debt markets. In addition, while future financial market uncertainty could lead to further financial market disruptions and could further impact our ability to obtain financing, we believe that these conditions also afford attractive opportunities to make investments.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We intend to invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. Finally, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FB Advisor and/or GDFM to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns.

A lack of liquidity in certain of our investments may adversely affect our business.

We intend to invest in certain companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors., and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Risks Relating to Debt Financing

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in a substantial increase of the amount of incentive fees payable to FB Advisor with respect to pre-incentive fee net investment income. See “Investment Advisory and Administrative Services Agreement.”

Risks Relating to an Investment in Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value.

The purchase price at which you purchase shares will be determined at each monthly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and dealer manager fees. As a result, your purchase price may be higher than the prior monthly closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior monthly closing price. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Valuation of Portfolio Investments.”

If we are unable to raise substantial funds in our ongoing, continuous “best efforts” offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Our shares are not listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, our shareholders have limited liquidity and may not receive a full return of invested capital upon selling shares.

Our shares are illiquid assets for which there is not a secondary market nor is it expected that any will develop in the future. We intend to seek to complete a liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our board of directors, in the exercise of its fiduciary duty to our stockholders, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such a event is in the best interests of our stockholders. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board in which our stockholders will receive cash or shares of a publicly traded company.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell shares.

We intend to seek to complete a liquidity event for our stockholders between five to seven years following the completion of our offering stage. We expect that our board of directors, in the exercise of the requisite standard of care applicable to directors under Maryland law, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such a transaction is in the best interests of our stockholders. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board in which our stockholders will receive cash or shares of a publicly traded company. However, there can be no assurance that we will complete a liquidity event within such time or at all. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program which we have no obligation to maintain.

The dealer manager in our continuous offering is a newly-formed entity and may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objectives.

The dealer manager for our public offering is FS2 Capital Partners, LLC, or our “dealer manager.” Our dealer manager is a newly-formed entity and has no experience selling shares on behalf of a BDC. There is no assurance that it will be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a diversified portfolio of investments and generate income sufficient to cover our expenses. As a result, we may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.

Our ability to successfully conduct our continuous offering is dependent, in part, on the ability of the dealer manager to successfully establish, operate and maintain a network of broker-dealers.

Other than serving as dealer manager for our public offering, the dealer manager has no experience acting as a dealer manager for a public offering. The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of the dealer manager to establish and maintain a network of licensed securities broker-dealers and other agents to sell our shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Beginning in January 2010, we intend to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

Beginning in January 2010, we intend to commence tender offers to allow you to tender your shares on a quarterly basis at a price equal to 90% of our public offering price on the date of repurchase. The share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter; (3) unless you tender all of your shares, you must tender at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $5,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which will be 90% of the offering price on the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the net asset value per share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell shares to us as part of our periodic share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of our offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objectives or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with GDFM in transactions originated by GSO or its affiliates unless we first obtain an exemptive order from the SEC. We are seeking an exemptive order. However, there can be no assurance that we will obtain such relief.

Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objectives. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objectives may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objectives.

A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our investors do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 500,000,000 shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter to increase the number of authorized shares of stock without stockholder approval. After an investor purchases shares, our board may elect to sell additional shares in the future, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of FB Advisor. To the extent we issue additional equity interests after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of your shares.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board may amend the bylaws to remove that exemption in whole or in part without stockholder approval. The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including certain mergers, consolidations, issuances of equity securities and other transactions, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding shares, and certain other parties, (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by a super majority vote of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares. We are subject to the Maryland Business Combination Act. See “Description of Our Securities—Business Combinations.”

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three outside directors to be subject to certain corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter to increase the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

•

The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

•

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a Regulated Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933.

ESTIMATED USE OF PROCEEDS

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell: (1) $150 million worth of shares of common stock, or 15,000,000 shares and (2) the maximum number of shares registered in this offering, or 150,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering.

We intend to use substantially all of the proceeds from this offering, net of expenses, to make investments in private, U.S. companies in accordance with our investment objectives and using the strategies described in this prospectus. The remainder will be used for working capital and general corporate purposes. There can be no assurance we will be able to sell all the shares we are registering. If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objectives or provide diversification of our portfolio.

Pending such use, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our business development company election and our election to be taxed as a RIC.

The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$150 Million Raised		Maximum Offering
	Amount	%	Amount	%
Gross Proceeds	$150,000,000	100.0%	$1,500,000,000	100.0%
Less:
Selling Commission	$10,500,000	7.0%	$105,000,000	7.0%
Dealer Manager Fee	$4,500,000	3.0%	$45,000,000	3.0%
Offering Expenses	$2,250,000	1.5%	$22,500,000	1.5%

Net Proceeds/Amount Available for Investments	$132,750,000	88.5%	$1,327,500,000	88.5%

DISTRIBUTIONS

We intend to authorize and declare ordinary cash distributions monthly and pay such distributions on a quarterly basis. We declared our first monthly distribution in January 2009. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept each stockholder’s subscription for shares of our common stock. From time to time, we may also pay interim special distributions in the form of cash or shares of common stock at the discretion of our board of directors. Each year a statement on Form 1099-DIV, identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in capital surplus, which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from our offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

Beginning on February 26, 2009, our affiliate and sponsor, Franklin Square Holdings, agreed to reimburse us for expenses in an amount that is sufficient to ensure that our net investment income and net short-term capital gains are equal to or greater than the cumulative distributions paid to our stockholders in each quarter. This arrangement is designed to ensure that no portion of our distributions will represent a return of capital for our stockholders. Franklin Square Holdings has no obligation to reimburse any portion of our expenses but has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. Subject to changes in prevailing interest rates, we expect that this expense reimbursement will be no longer required once we reach $50 million in capital raised. The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. During the three and six months ended June 30, 2009, these reimbursements totaled $52 and $176, respectively. Franklin Square Holdings is controlled by our president and chief executive officer, Michael Forman, and our director, David Adelman. There can be no assurance that Franklin Square Holdings will continue reimbursing any portion of our expenses in future quarters.

We intend to make our ordinary monthly distributions in the form of cash, out of assets legally available, unless stockholders elect to receive their distributions and/or long-term capital gains distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. If stockholders hold shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their election to receive distributions in additional shares of our common stock.

To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our net ordinary income for the calendar year, (2) 98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

The following table reflects the cash distributions per share that we have declared on our common stock to date:

Date Declared	Record Date	Payment Date	Distribution
			Per Share(1)	Amount(2)
Fiscal 2008
December 19, 2008	December 19, 2008	December 23, 2008	$0.1955	$25
Fiscal 2009
January 29, 2009	January 31, 2009	March 31, 2009	0.0541	26
February 26, 2009	February 27, 2009	March 31, 2009	0.0541	51
February 26, 2009	March 24, 2009	March 31, 2009	0.0541	62
April 30, 2009	April 30, 2009	June 30, 2009	0.0548	89
May 30, 2009	May 30, 2009	June 30, 2009	0.0565	134
June 30, 2009	June 30, 2009	June 30, 2009	0.0586	173
July 30, 2009	July 31, 2009	September 30, 2009	0.0606	236
August 6, 2009	August 31, 2009	September 30, 2009	0.0625	—
August 6, 2009	September 23, 2009	September 30, 2009	0.0625	—

(1)	The amount of each per share distribution has been retroactively adjusted to reflect the stock distributions declared on March 31, 2009, April 30, 2009, May 29, 2009, June 30, 2009 and July 31, 2009 as discussed below.

The following table reflects the stock distributions per share that the Company declared on its common stock to date:

Date Declared	Record Date	Payment Date	Distribution Percentage	Shares Issued
March 31, 2009	March 31, 2009	March 31, 2009	1.4%	13,818
April 30, 2009	April 30, 2009	April 30, 2009	3.0%	42,661
May 29, 2009	May 29, 2009	May 29, 2009	3.7%	79,125
June 30, 2009	June 30, 2009	June 30, 2009	3.5%	96,976
July 31, 2009	July 31, 2009	July 31, 2009	3.1%	117,219

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Many of the amounts and percentages presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been rounded for convenience of presentation, and all dollar amounts are presented in thousands.

Overview

We were incorporated under the general corporation laws of the State of Maryland on December 21, 2007, and commenced operations on January 2, 2009 upon raising gross proceeds of in excess of $2.5 million from persons who are not affiliated with us or FB Advisor. We are an externally managed, non-diversified closed-end investment company that has elected to be treated as a BDC under the 1940 Act and intends to elect to be treated for federal income tax purposes as a RIC, under the Code.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We anticipate that our portfolio will be comprised primarily of investments in senior secured loans, second lien secured loans and, to a lesser extent, long-term subordinated loans, referred to as mezzanine loans, of private U.S. companies. We may purchase interests in loans through secondary market transactions or directly from our target companies. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor.

The senior secured and second lien secured loans in which we invest generally have stated terms of three to seven years and any mezzanine investments that we make generally will have stated terms of up to ten years, but the expected average life of such loans is generally between three and seven years. However, there is no limit on the maturity or duration of any security in our portfolio. The debt that we invest in is often rated by a nationally recognized statistical ratings organization (NRSRO), and will generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation).

Current Market Conditions

Since the third quarter of 2007, global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector has been negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Since March 2009, there have been signs that the global credit and other financial market conditions have improved markedly as stability has increased throughout the international financial system. Concentrated policy initiatives undertaken by central banks and governments appear to have curtailed the incidence of large-scale failures within the global financial system. Concurrently, investor confidence, financial indicators, capital markets activity and asset prices have shown signs of marked improvement in the second quarter of 2009. While financial conditions have improved, economic activity has remain subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. These conditions may negatively impact our ability to obtain financing, particularly from the debt markets. In addition, while future financial market uncertainty could lead to further financial market disruptions and could further impact our ability to obtain financing, we believe that these conditions also afford attractive opportunities to make investments.

The table below shows portfolio investments that were sold or experienced significant repayments since we commenced operations. We consider repayments in excess of 1% of a position’s value to be significant.

Security	Original Cost	Disposition Price	Transaction Type
Outback Steakhouse Inc, 10%, 6/15/15	$1,350,000	$1,590,000	Sale
Ashland Inc, L+440, 5/13/14	$492,500	$500,000	Sale
N.E.W Customer Service, L+250, 5/22/14	$705,000	$845,000	Sale
Michael Foods, L+450, 5/20/14	$480,000	$498,750	Sale
Nalco Company, L+350, 4/29/16	$487,500	$498,750	Sale
Discovery Communications, L+325, 4/14/14	$490,000	$493,750	Sale
BNY ConvergEx, L+300, 10/2/13	$375,000	$430,000	Sale
Sungard Data Systems Inc., L+375, 2/28/14	$437,500	$466,250	Sale
Dex Media West LLC, L+400, 10/24/14	$480,000	$497,500	Sale

Security	Weighted Average Purchase Price(1)	Weighted Average Disposition Price(1)	Paydown Amount	Transaction Type
Apptis (DE), Inc., L+325, 12/20/12	73.3	100.0	87,149	Paydown
Corel Corp., L+400, 5/2/12	74.5	100.0	161,969	Paydown
Data Transmission Network Corp., L+500, 3/10/13	87.0	100.0	30,585	Paydown
Global Tel Link Corp., L+600, 2/14/13	87.8	100.0	82,638	Paydown
King Pharmaceuticals, Inc., L+500, 4/19/12	90.1	100.0	171,226	Paydown
Quantum Corp., L+350, 7/12/14	83.0	100.0	98,660	Paydown
Vertellus Specialties, Inc., L+425, 12/10/12	81.3	100.0	10,490	Paydown
WCP Exposition Services Operating Co., L+600, 8/29/11	45.3	100.0	23,785	Paydown

(1)	As a percentage of par value.

Portfolio Investment Activity For The Six Months Ended June 30, 2009

During the six months ended June 30, 2009, we invested $31,168 in 38 portfolio companies. During the same period we exited positions totaling $4,235 in eight portfolio companies and received principal repayments of $489. As of June 30, 2009, our investment portfolio, with a total fair value of $29,313, consisted of interests in 30 portfolio companies (66% in first lien senior secured loans, 29% in second lien senior secured loans and 5% in senior unsecured bonds) with an average annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $364.0 million. The investments in our portfolio were purchased at an average price of 72.5% of par value. On June 30, 2009, the weighted average credit rating of our portfolio was B3 based upon the Moody’s scale and our estimated gross annual portfolio yield was 14.9% based upon purchase price.

We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

Portfolio Investment Activity For The Twelve Months Ended December 31, 2008

As of December 31, 2008, our primary operating activities had not commenced. We did not commence operations until January 2, 2009, when we raised in excess of $2.5 million from persons who are not affiliated with us or FB Advisor. As a result, no discussion of portfolio investment activity for the twelve months ended December 31, 2008 has been included.

Portfolio Asset Quality

In addition to various risk management and monitoring tools, our investment adviser uses an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. The investment adviser uses an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description

1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company’s business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend expected, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

The following table shows the distribution of our debt investments on the 1 to 5 investment rating scale at fair value as of June 30, 2009.

	June 30, 2009
Investment Rating	Investments at Fair Value	Percentage of Total Portfolio
1	$—	0%
2	29,313	100%
3	—	0%
4	—	0%
5	—	0%

Total	$29,313	100%

The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment, and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

Results of Operations

Comparison of six months ended June 30, 2009 and June 30, 2008

We commenced operations on January 2, 2009, when we raised in excess of $2.5 million from persons who are not affiliated with us or FB Advisor. As a result, no comparisons with the comparable 2008 period have been included.

Revenues

Since commencing operations on January 2, 2009, we have generated revenue of $570 and $728 for the three and six months ended June 30, 2009, in the form of interest earned on senior secured loans and senior unsecured bonds in our portfolio. Such revenues represent cash interest earned as well as non-cash portions relating to accretion of discount and PIK interest, if any. Cash flows related to such non-cash revenues may not occur for a number of reporting periods or years after such revenues are recognized. The level of interest income we receive is directly related to the balance of interest-bearing investments multiplied by the weighted average yield of our investments. We expect the dollar amount of interest and any dividend income that we earn to increase as the size of our investment portfolio increases. We also plan to generate revenues in the form of dividends on the equity or other securities we may hold. In addition, we may generate revenues in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance, consulting fees and performance-based fees. Any such fees generated in connection with our investments will be recognized as earned.

Expenses

Our primary operating expenses are the payment of advisory fees and other expenses under the investment advisory and administrative services agreement. Our investment advisory fee compensates FB Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FB Advisor is responsible for compensating our investment sub-advisor.

We also reimburse FB Advisor for its performance of services related to our administration and operation, provided that such reimbursement shall be the lower of FB Advisor’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, and provided further that such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We do not reimburse FB Advisor for any services for which it receives a separate fee, nor for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FB Advisor. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and administrative services agreement;

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting sales and repurchase of shares of our common stock and other securities;

•	investment advisory fees;

•

fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of proxy statements, stockholders’ reports and notices;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone and staff;

•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws; and

•

all other expenses incurred by FB Advisor, our sub-advisor or us in connection with administering our business, including expenses incurred by FB Advisor or our sub-advisor in performing administrative services for us, and the reimbursement of the compensation of our chief financial officer and chief compliance officer paid by FB Advisor, to the extent they are not controlling persons of FB Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Our total operating expenses were $462 and $730 for the three and six months ended June 30, 2009. Our operating expenses include base management fees attributed to FB Advisor of $114 and $152, respectively, for the three and six months ended June 30, 2009. Our operating expenses also include administrative services expenses attributed to FB Advisor of $56 and $94, respectively, for the three and six months ended June 30, 2009. Our other general and administrative expenses totaled $292 and $484 for the three and six months ended June 30, 2009 and consisted primarily of the following:

	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Fees paid to PNC Global Investment Servicing, which provides various accounting and administrative services	$66	$113
Expenses associated with our independent audit	19	67
Compensation of our chief financial officer and our chief compliance officer	43	77
Fees paid to our stock transfer agent	44	74
Legal fees	60	65
Other	60	88

Total	$292	$484

We expect other general and administrative expenses to increase in the next several quarters as initial pricing arrangements that we negotiated with certain vendors, due to our relatively small scale, cease. In addition, our independent directors will begin to receive their fees in the second half of 2009. To date, our independent directors have waived the fees earned as members of our board.

Overall, we expect our general and administrative operating expenses related to our ongoing operations to increase moderately because of the anticipated growth in the size of our asset base. During periods of asset growth, we expect our general and administrative operating expenses to decline as a percentage of our total assets and increase during periods of asset declines. Incentive fees, interest expense and costs relating to future offerings of securities, among others, may also increase or decrease our operating expenses in relation to our expense ratios relative to comparative periods depending on portfolio performance, changes in benchmark interest rates such as LIBOR and offerings of our securities, among other factors.

For the three and six months ended June 30, 2008, we incurred organization costs of $107 and $350, respectively, included in other general and administrative expenses, which represented our only operating activities at that time. These organization costs included, among other items, the cost of legal services pertaining to our organization and the incorporation of our business. These costs were paid on our behalf by an affiliate and were treated as capital contributions.

Expense Reimbursement

Beginning on February 26, 2009, our affiliate and sponsor, Franklin Square Holdings, agreed to reimburse us for expenses in an amount that is sufficient to ensure that our net investment income and net short-term capital gains are equal to or greater than the cumulative distributions paid to our stockholders in each quarter. This arrangement is designed to ensure that no portion of our distributions will represent a return of capital for our stockholders. Franklin Square Holdings has no obligation to reimburse any portion of our expenses but has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. Subject to changes in prevailing interest rates, we expect that this expense reimbursement will be no longer required once we reach $50 million in capital raised. The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. During the three and six months ended June 30, 2009, these reimbursements totaled $52 and $176, respectively. Franklin Square Holdings is controlled by our president and chief executive officer, Michael Forman, and our director, David Adelman. There can be no assurance that Franklin Square Holdings will continue reimbursing any portion of our expenses in future quarters.

Net Investment Income

Our net investment income totaled $160 and $174 or $0.07 and $0.11 per share for the three and six months ended June 30, 2009, respectively.

Net Realized Gains or Losses

We had investment sales and received principal repayments of $4,235 and $489, respectively, during the six months ended June 30, 2009, from which we realized net gains of $235 and $359, respectively, for the three and six months ended June 30, 2009. Our realized gains were primarily comprised of the sales of our first lien loans with BNY ConvergEx, Sungard Data Systems Inc., and N.E.W Customer Service Companies, Inc. In addition to the sales noted above, we realized gains as a result of the partial repayments at par of the outstanding amount of our investment tranches of senior secured loans primarily with Apptis (DE), Inc., Corel Corporation, Data Transmission Network Corporation, Global Tel Link Corporation and King Pharmaceuticals Inc.

Net Change in Unrealized Appreciation on Investments

For the three and six months ended June 30, 2009, the net change in unrealized appreciation on investments totaled $2,017 and $2,172, respectively. The unrealized appreciation on our investments was driven by a general increase in prices for senior secured debt as the loan market partially recovered from its historical lows reached in the fourth quarter of 2008.

Net Increase in Net Assets Resulting from Operations

For the three and six months ended June 30, 2009, the net increase in net assets resulting from operations was $2,412 and $2,705 and earnings per share was $1.04 and $1.71, respectively.

Comparison of years ended December 31, 2008 and December 31, 2007

Revenues

As of December 31, 2008, our primary operating activities had not yet commenced. Our only revenue generated as of December 31, 2008 consisted of $25 of interest income earned on a certificate of deposit.

Expenses

As of December 31, 2008, our primary operating activities had not yet commenced. For the year ended December 31, 2008, and for the period from December 21, 2007 (inception) to December 31, 2007, we incurred organization costs of $605 and $37, respectively, which represented our only operating activities. These organization costs included, among other items, the cost of legal services pertaining to our organization and the incorporation of our business. These costs were paid on our behalf by an affiliate and were treated as capital contributions.

During the year ended December 31, 2008, we incurred offering costs of $1,310, which were paid on our behalf by an affiliate and were charged against capital in excess of par on our balance sheet.

As of December 31, 2008, no services were performed by FB Advisor under the investment advisory and administrative services agreement, and no fees were paid to it pursuant to the terms of the agreement. Under the terms of our investment advisory and administrative services agreement there was no liability on our part for the offering or organization costs funded by FB Advisor until the investment advisory and administrative services agreement became effective on January 2, 2009, upon meeting the minimum offering requirement. FB Advisor will be entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs listed above and any future offering or organization costs incurred have been recovered. The minimum reimbursement to FB Advisor for such fees is $125. We paid the minimum reimbursement of $125 to FB Advisor on January 7, 2009.

Net Realized Gains or Losses

We had no net realized gains or losses during the year ended December 31, 2008, since we had not yet commenced operations. Therefore, we did not have a portfolio of investments to value.

Net Loss

During the year ended December 31, 2008, we had a net loss of $580.

Financial Condition, Liquidity and Capital Resources

In February 2008, pursuant to a private placement, our chief executive officer, Michael Forman, contributed initial seed capital in the amount of $750 through a subscription to purchase 90,256 shares (as adjusted for stock distributions) of our common stock. One of our directors, David Adelman, contributed initial seed capital in the amount of $250 through a subscription to purchase 30,085 shares (as adjusted for stock distributions) of our common stock. Collectively, Messrs. Forman and Adelman own 100% of FB Advisor through related affiliates.

During the six months ended June 30, 2009, we sold 2,828,204 shares (as adjusted for stock distributions) of our common stock for gross proceeds of $24,601 and incurred related offering costs of $2,006. These offering costs consisted primarily of sales commissions of $1,883 and other offering costs such as legal and printing fees of $123. FB Advisor funded these other offering costs. As of August 13, 2009, we have sold 4,807,321 shares of our common stock for gross proceeds of approximately $43,876 since commencing our continuous public offering. Including the seed capital contributed by Messrs. Forman and Adelman, we have raised gross proceeds of approximately $44,876 to date.

We intend to generate cash primarily from the net proceeds of our ongoing continuous public offering and from cash flows from fees, interest and dividends earned from our investments as well as principal repayments and proceeds from sales of our investments. We are engaged in a continuous offering of shares of our common stock. We accept subscriptions on a continuous basis and issue shares at monthly closings at prices that, after deducting selling commissions and dealer manager fees, are above our net asset value per share.

Prior to investing in debt securities of private U.S. companies, we will invest the net proceeds from our continuous offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with our business development company election and our election to be taxed as a RIC.

We may borrow funds to make investments, to the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our board of directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders. However, we have not decided whether, and to what extent, we will finance portfolio investments using debt. We do not currently anticipate issuing any preferred stock.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our sponsors have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our sponsors have an aggregate financial net worth in excess of $15.8 million.

RIC Status and Distributions

We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is exempt from federal income taxes if it distributes at least 90% of “Investment Company Taxable Income”, as defined by the Code, each year. Dividends paid up to one year after the current tax year can be carried back to the prior tax year for determining the dividends paid in such tax year. We intend to distribute sufficient dividends to maintain our RIC status each year. We are also subject to nondeductible federal excise taxes if we do not distribute at least 98% of net ordinary income, realized net short-term capital gains in excess of realized net long-term capital losses, if any, and any recognized and undistributed income from prior years for which we paid no federal income taxes.

We authorize and declare distributions monthly and pay distributions on a quarterly basis. We declared our first monthly distribution on January 29, 2009. Subject to the board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates and each stockholder’s distributions will begin to accrue on the date we accept each stockholder’s subscription for shares of our common stock. From time to time, we may also pay special interim distributions in cash or shares of our common stock at the discretion of our board of directors. During certain quarters, our distributions may exceed our earnings. As a result, it is possible that a portion of the distributions we make may represent a return of capital for tax purposes. No portion of the distributions paid during the six months ended June 30, 2009 is expected to be a return of capital for tax purposes. Each year a statement on Form 1099-DIV identifying the source of the distribution will be mailed to our stockholders.

We make our ordinary monthly distributions in the form of cash, out of assets legally available, unless stockholders elect to receive their distributions and/or long-term capital gains distributions in additional shares of our common stock under our distribution reinvestment plan. Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder.

The following table reflects the cash distributions per share that we have declared on our common stock during 2009:

			Distribution
Date Declared	Record Date	Payment Date	Per Share(1)	Amount(2)
January 29, 2009	January 31, 2009	March 31, 2009	$0.0541	$26
February 26, 2009	February 27, 2009	March 31, 2009	0.0541	51
February 26, 2009	March 24, 2009	March 31, 2009	0.0541	62
April 30, 2009	April 30, 2009	June 30, 2009	0.0548	89
May 30, 2009	May 30, 2009	June 30, 2009	0.0565	134
June 30, 2009	June 30, 2009	June 30, 2009	0.0586	173
July 30, 2009	July 31, 2009	September 30, 2009	0.0606	236
August 6, 2009	August 31, 2009	September 30, 2009	0.0625	—
August 6, 2009	September 23, 2009	September 30, 2009	0.0625	—

(1)	The amount of each per share distribution has been retroactively adjusted to reflect the stock distributions declared on March 31, 2009, April 30, 2009, May 29, 2009, June 30, 2009 and July 31, 2009 as discussed below.

The following table reflects the stock distributions per share that we have declared on our common stock to date.

Date Declared	Record Date	Payment Date	Distribution	Shares
			Percentage	Issued
March 31, 2009	March 31, 2009	March 31, 2009	1.4%	13,818
April 30, 2009	April 30, 2009	April 30, 2009	3.0%	42,661
May 29, 2009	May 29, 2009	May 29, 2009	3.7%	79,125
June 30, 2009	June 30, 2009	June 30, 2009	3.5%	96,976
July 31, 2009	July 31, 2009	July 31, 2009	3.1%	117,219

The purpose of these special distributions was to maintain a net asset value (“NAV”) per share that was below the then-current net offering price, as required by the 1940 Act subject to certain limited exceptions. Our board of directors determined that our portfolio performance sufficiently warranted taking these actions.

The stock distributions increased the number of shares outstanding, thereby reducing NAV per share. However, because the stock distributions were issued to all shareholders in proportion to their current holdings, the reduction in NAV per share as a result of the stock distribution was offset exactly by the increase in the number of shares owned by each investor. As overall value to an investor was not reduced as a result of the special stock distributions, our board of directors determined that these issuances would not be dilutive to existing shareholders. As the stock distributions did not change any shareholder’s proportionate interest in us, they are not expected to represent taxable distributions. Specific tax characteristics of all distributions will be reported to shareholders annually on Form 1099-DIV.

Critical Accounting Policies

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management’s most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As our expected operating plans occur we will describe additional critical accounting policies in the notes to our future financial statements in addition to those discussed below:

Valuation of Portfolio Investments

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, FB Advisor will prepare portfolio company valuations using relevant inputs, including but not limited to indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement, (“SFAS 157”), which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. SFAS 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

We will undertake a multi-step valuation process each quarter, as described below:

•

our quarterly valuation process begins with each portfolio company or investment being initially valued by FB Advisor’s management team, with such valuation potentially taking into account information received from our sub-advisor or an independent valuation firm, if applicable;

•	preliminary valuation conclusions will then be documented and discussed with our valuation committee;

•

our valuation committee will review the preliminary valuation and FB Advisor’s management team, together with our independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

•

our board of directors will discuss valuations and will determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FB Advisor, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

The board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

Revenue Recognition

Security transactions are accounted for on the trade date. We record interest and dividend income on an accrual basis to the extent that we expect to collect such amounts. We do not accrue as a receivable interest or dividends on loans and securities if we have reason to doubt our ability to collect such income. Loan origination fees, original issue discount, and market discount are capitalized and we amortize such amounts as interest income over the respective term of the loan. Upon the prepayment of a loan or security, any unamortized loan origination fees are recorded as interest income. We record prepayment premiums on loans and securities as interest income when we receive such amounts.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated by using the specific identification method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Contractual Obligations

We have entered into a contract with FB Advisor to provide investment advisory and administrative services. Payments for investment advisory services under the investment advisory and administrative services agreement in future periods will be equal to (a) an annual base management fee of 2.0% of the average value of our gross assets and (b) an incentive fee based on our performance. FB Advisor, and to the extent it is required to provide such services, our sub-advisor, will be reimbursed for administrative expenses incurred on our behalf. For the three and six months ended June 30, 2009, we incurred approximately $114 and $152, respectively, in base management fees and $56 and $94, respectively, in administrative services expenses payable to FB Advisor under the investment advisory and administrative services agreement.

The incentive fee consists of three parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears and will equal 20.0% of “pre-incentive fee net investment income” for the immediately preceding quarter and will be subordinated to a preferred return on adjusted capital, as defined, in our investment advisory and administrative services agreement, equal to 2.0% per quarter, or an annualized rate of 8.0%. The second part of the incentive fee, which we refer to as the incentive fee on capital gains during operations, will be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to a liquidation of the company and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The third part of the incentive fee, which we refer to as the subordinated liquidation incentive fee, will equal 20.0% of the net proceeds from a liquidation of the company in excess of adjusted capital, as calculated immediately prior to liquidation

From time to time, FB Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FB Advisor believes will aid it in achieving our investment objectives. FB Advisor has engaged GDFM, to act as our investment sub-adviser. GDFM is a subsidiary of GSO. GDFM will assist FB Advisor with identifying investment opportunities and will make investment recommendations for approval by FB Advisor according to asset allocation and other guidelines set by FB Advisor.

FB Advisor provides us with general ledger accounting, fund accounting, and investor and other administrative services. FB Advisor has contracted with Pine Hill Group, LLC to provide us with a chief financial officer, Charles

Jacobson, the Managing Director of that firm, and has contracted with Vigilant Compliance Services, LLC, to provide us with a chief compliance officer, Salvatore Faia, a principal with that firm.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Recently Issued Accounting Standards

On September 30, 2008, the FASB and the SEC issued a joint press release clarifying the application of SFAS 157 in a market that is not active. The FASB subsequently issued FASB Staff Position (“FSP”) 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), which clarifies that fair value of an investment should reflect an exit price in an orderly transaction, not a forced liquidation or distressed sale. In a dislocated market, judgment is required to determine whether transactions are forced liquidations or distressed sales. The FASB also reiterated that an entity should utilize its own assumptions, information and techniques to estimate fair value when relevant observable inputs are not available. The third area of clarification was that broker or pricing services quotes may not be determinative if an active market does not exist, and whether the quotes are indicative or binding should also be considered when weighting the available evidence.

In April 2009, the FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), which provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for all interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP 157-4 did not have a significant impact on our financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”), which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about the fair value of financial instruments for interim reporting periods, as well as annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for all interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of FSP FAS 107-1 and APB 28-1 did not have a significant impact on our financial statements or disclosures.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”), which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a significant impact on our financial statements.

In May 2009, the FASB issued SFAS 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of this standard has not had a significant impact on our financial statements or disclosures.

On June 3, 2009, the FASB voted to approve FASB Accounting Standards Codification (ASC) as the source of authoritative accounting and reporting standards in the United States, in addition to guidance issued by the

SEC. FASB ASC is a restructuring of accounting and reporting standards designed to simplify user access to all authoritative U.S. GAAP by providing the authoritative literature in a topically organized structure. FASB ASC will reduce the hierarchy established by SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” to two levels, one that is authoritative and one that is not. FASB ASC became authoritative upon its release on July 1, 2009 and is effective for interim and annual periods ending after September 15, 2009.

Related Party Transactions

We have entered into an investment advisory and administrative services agreement with FB Advisor. Pursuant to the investment advisory and administrative services agreement, FB Advisor is paid a base management fee and certain incentive fees, if applicable. We commenced accruing fees under the agreement on January 2, 2009, upon the commencement of operations. For the three and six months ended June 30, 2009, FB Advisor earned $114 and $152, respectively, in base management fees. The Company paid $38 of these fees as of June 30, 2009. We also reimburse FB Advisor for expenses necessary for its performance of services related to our administration and operation, provided that such reimbursement shall be the lower of FB Advisor’s actual costs or the amount that we would be required to pay for comparable services in the same geographic location, and provided further that such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. During the three and six months ended June 30, 2009, the Company incurred administrative charges totaling $56 and $94, respectively, attributable to FB Advisor. As of June 30, 2009, we have paid FB Advisor $69 for the services incurred under this arrangement.

FB Advisor has funded offering costs and organization costs in the amount of $140 and $1,118 for the six months ended June 30, 2009 and 2008, respectively. We recorded these costs as a contribution to capital. The offering costs were offset against capital in excess of par on the financial statement and the organization costs were charged to expense as incurred. We incurred organization costs of $107 and $350, respectively, during the three and six months ended June 30, 2008. No such costs were incurred during the six months ended June 30, 2009.

Under the terms of the investment advisory and administrative services agreement, after our registration statement was brought effective by the SEC and we successfully raised gross proceeds from unrelated outside investors of at least $2.5 million (the “minimum offering requirement”), FB Advisor became entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs listed above and any future offering or organization costs incurred have been recovered. On January 2, 2009, we exceeded the minimum offering requirement. During the six months ended June 30, 2009, we reimbursed $383 to FB Advisor. The reimbursements are recorded as a reduction of capital.

Members of FB Advisor’s senior management team provide investment advisory services to both us and FB Capital Partners. FB Capital Partners, which is owned by Mr. Forman, our chief executive officer, was organized for the purpose of sourcing and managing income-oriented investments for institutions and high net worth individuals. While neither FB Capital Partners nor our investment adviser is making private corporate debt investments for clients other than us currently, FB Advisor intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, if necessary, so that we will not be disadvantaged in relation to any other client of FB Advisor or its management team.

Beginning on February 26, 2009, our affiliate and sponsor, Franklin Square Holdings, agreed to reimburse us for expenses in an amount that is sufficient to ensure that our net investment income and net short-term capital gains are equal to or greater than the cumulative distributions paid to our stockholders in each quarter. This arrangement is designed to ensure that no portion of our distributions will represent a return of capital for our stockholders. Franklin Square Holdings has no obligation to reimburse any portion of our expenses but has indicated that it expects to continue such reimbursements until it deems that we have achieved economies of scale sufficient to ensure that we bear a reasonable level of expenses in relation to our income. Subject to changes in prevailing interest rates, we expect that this expense reimbursement will be no longer required once we reach $50 million in capital raised. The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. During the three and six months ended June 30, 2009, these reimbursements totaled $52 and $176, respectively. Franklin Square Holdings is controlled by our president and chief executive officer, Michael Forman, and our director, David Adelman. There can be no assurance that Franklin Square Holdings will continue reimbursing any portion of our expenses in future quarters.

Quantitative	and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. As of June 30, 2009, all but one of our portfolio investments paid variable interest rates. In addition, in the future we may seek to borrow funds in order to make additional investments. Our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we would be subject to risks relating to changes in market interest rates. In periods of rising interest rates when we have debt outstanding, our cost of funds would increase, which could reduce our net investment income, especially to the extent we hold fixed rate investments. We expect that our long-term investments will be financed primarily with equity and long-term debt. If deemed prudent, we may use interest rate risk management techniques in an effort to minimize our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates or hedging transactions could have a materially adverse effect on our business, financial condition and results of operations.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments, especially to the extent that we hold variable rate investments, and to declines in the value of any fixed rate investments we hold. Currently all but one of our investments pay variable rates. Accordingly, an increase in interest rates would make it easier for us to meet or exceed our incentive fee preferred return, as defined in our investment advisory and administrative services agreement, and may result in a substantial increase in our net investment income, and also to the amount of incentive fees payable to FB Advisor with respect to our increasing pre-incentive fee net investment income.

In addition, we may have risk regarding portfolio valuation. See “Determination of Net Asset Value.”

SENIOR SECURITIES

Information about our senior securities is shown in the following tables as of June 30, 2009.

Class and Year(1)	Asset Coverage per Unit(2)	Involuntary Liquidation Preference per Unit(3)	Average Market Value per Unit
N/A	N/A	—	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)	Asset coverage per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

(3)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.

OVERVIEW OF INVESTING IN PRIVATE COMPANIES

Significant Asset Class

U.S. private investment funds, which include venture capital, private equity and private debt, represent a significant asset class, comprising a significant portion of many large institutional investor portfolios. Private investment funds are committed to investing in companies across all industries and all stages of development, from early-stage startups to corporations with billions of dollars in revenues and global name recognition.

We believe that institutional investors, such as pension funds and university endowments, often allocate a portion of their portfolios to private investment funds, including private equity and private debt funds. We believe that these investors participate in private investment funds for a number of reasons, including their use as a potential source of risk diversification within a portfolio, as private equity and private debt funds exhibit imperfect correlation with traditional asset classes, and for their superior return potential over the long term.

We believe that the BDC structure is well suited to provide you with exposure to the private equity and private debt classes as it permits us to sell our stock to a wider investor base than traditional private investment funds within a regulatory structure designed to accommodate the special needs of investing in small and growing companies. See “Regulation.”

Business Development Company Overview

A BDC is a category of investment company added in 1980 to the 1940 Act. The BDC category was added by Congress to facilitate the flow of capital to private companies and smaller public companies that do not have access to public capital markets or other conventional forms of financing. The 1940 Act provides a body of regulation for investment companies whose shares are offered to the public. BDCs are subject to regulatory requirements under the 1940 Act that are designed to facilitate their investment in the types of companies whose need to raise capital was the impetus behind Congress’ action in adding the BDC as a category of investment company.

Most BDCs are structured as RICs for tax purposes to provide tax-advantaged, pass-through treatment of ordinary income and long-term, capital gains from its investments directly to its stockholders with no corporate tax if at least 90% of its RIC taxable income is distributed in a timely manner.

We believe that the BDC industry should continue to experience growth principally because they provide the following benefits to individual investors:

•

Access to investments that have historically been accessible outside the BDC model only by high-net-worth and institutional investors, such as pension funds and endowments, primarily due to high minimum investment requirements and necessary specialized investment expertise;

•	Professionally managed investments by individuals that have the specialized expertise and experience necessary to fully understand and evaluate investment opportunities and manage investment holdings;

•	Potential to reduce risk by diversifying an individual’s investment over a portfolio of assets without requiring a large investment; and

•	Investor protection under the 1940 Act, a substantive regulatory and disclosure regime designed to, among other things, limit opportunities for overreaching by affiliates.

Life Cycle of Companies Targeted by Private Investment Funds

As noted above, private investment funds make investments in companies at all stages of the target company’s development. Stages in a typical company’s life cycle can be defined broadly (from earliest to latest) as:

•	Seed Stage. A company in this stage is generally in the process of developing a concept plan or prototype. The source of private funding for this type of company is typically called seed capital.

•

Start up Stage. These companies have typically developed a concept plan, but now require financing for business establishment costs and product development. The source of private funding for this type of company is typically called start up capital.

•

Expansion Stage. These companies have generally established products or services in the market place and working capital is required for expansion and to fund additional capacity. The source of private funding for this type of company is typically called expansion or development capital.

•

Mature Stage. Companies in this stage are typically established within their markets, have a proven track record and typically stable cash flows. Private capital may be required to replace existing equity and/or refinance debt in a recapitalization transaction or these firms may be the subject of a private equity-sponsored buyout.

We intend to target companies in the mature and expansion stages, consistent with our investment objectives.

Transaction Types

Private companies require capital to fund a number of types of transactions, including management buyouts, leveraged buyouts, recapitalizations and growth and acquisition financing.

•

Management Buyouts. Management buyouts often occur when a company’s owners seek to transition out of an investment, while existing management believes that the potential for significant value creation remains in the company. In such transactions, company management will often seek a financial sponsor to aid in the purchase of its company through a combination of equity and debt.

•	Leveraged Buyouts. Leveraged buyouts occur when financial investors such as private equity firms purchase companies with balance sheets and cash flows that can sustain additional leverage, which amplifies the potential for an equity holder’s gain. This leverage can include several layers, including senior secured, second lien and mezzanine debt.

•

Recapitalizations. Recapitalizations occur when firms can benefit by changing their capital structures to enhance equity returns and/or allow existing investors to realize value through a significant, one-time distribution. In some instances, firms may be able to support additional debt due to growth in profitability and in other cases may seek external investment to partially or fully replace existing investors. Recapitalizations are also a key means of exit for institutional investors which are required to return capital at the end of their funds’ lives.

•

Growth and Acquisition Financings. Growth and acquisition financings occur when small and middle market firms need capital to fund growth opportunities. Small and middle market firms represent a significant portion of the growth segment of the U.S. economy and these firms often do not have adequate internally generated cash flow to fund growth organically or through acquisitions. These firms usually seek capital from external sources, including banks, private equity firms and venture capital firms.

Investment Types

There are a number of investment types corresponding to a company’s capital structure. Typically investors determine the appropriate type of investment based upon their risk and return requirements. Below is a diagram illustrating where these investments lie in a typical target company’s capital structure. Senior debt is situated at the top of the capital structure, and typically has the first claim on the assets and cash flows of the company, followed by second lien debt, mezzanine debt, preferred equity and finally common equity. Due to this priority of cash flows and claims on assets, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We intend to focus primarily on investments in debt securities, including senior secured loans, second lien secured loans and, to a lesser extent, mezzanine loans.

INVESTMENT OBJECTIVES AND STRATEGY

FS Investment Corporation (“FSIC”, the “Company” or the “Registrant,” which may also be referred to as “we,” “us” or “our”) was organized in December 2007 to invest in debt securities of private U.S. companies and commenced operations in January 2009. We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, which we refer to as the 1940 Act. In addition, we have elected to be treated for federal income tax purposes as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, which we refer to as the “Code”.

We are managed by FB Income Advisor, LLC (“FB Advisor”) which oversees the management of our operations and is responsible for making investment decisions for our portfolio. FB Advisor has engaged GSO/Blackstone Debt Funds Management LLC (“GDFM”) to act as our investment sub-adviser. GDFM will identify investment opportunities for us and will make investment recommendations for approval by FB Advisor, according to asset allocation, return expectations and other guidelines set by FB Advisor. GDFM is a subsidiary of GSO Capital Partners L.P. (“GSO”), the global credit platform of The Blackstone Group L.P., a leading global alternative asset manager and provider of financial advisory services. GSO is one of the world’s largest credit platforms in the alternative asset business with over $23 billion in assets under management as of June 30, 2009.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We will seek to meet our investment objectives by:

•

utilizing the experience and expertise of FB Advisor and GDFM, along with the broader resources of GSO which includes its access to the relationships and human capital of its parent, The Blackstone Group L.P, in sourcing, evaluating and structuring transactions;

•	employing a defensive investment approach focused on long-term credit performance and principal protection;

•

focusing primarily on debt investments in a broad array of private U.S. companies, including small and middle-market companies, which we define as companies with annual revenue of $10 million to $2.5 billion at the time of investment. In many environments, we believe such a focus offers an opportunity for superior risk adjusted returns;

•	focusing primarily on investing in established, stable companies with positive cash flows; and

•	maintaining rigorous portfolio monitoring, in an attempt to anticipate and pre-empt negative credit events within our portfolio.

We anticipate that our portfolio will be comprised primarily of investments in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans, or mezzanine loans, of private U.S. companies. We may purchase interests in loans through secondary market transactions or directly from our target companies as primary market investments.

In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We may also purchase minority interests in the form of common or preferred equity in our target companies, either in conjunction with one of our debt investments or through a co-investment with a financial sponsor. On a limited, opportunistic basis, we may also purchase corporate bonds and similar debt securities. Once we raise sufficient capital, we expect that our investments will generally range between $5 million and $25 million each, although investments may vary as the size of our capital base changes and will ultimately be at the discretion of FB Advisor, subject to oversight by our board of directors. Prior to raising sufficient capital, we may make smaller investments in syndicated loan opportunities subject to liquidity constraints.

The senior secured and second lien secured loans in which we invest generally have stated terms of three to seven years and any mezzanine investments that we make generally will have stated terms of up to ten years, but the expected average life of our debt instruments are generally expected to be between three and seven years. However, there is no limit on the maturity or duration of any security in our portfolio. The debt that we currently intend to invest in will tend to be rated by a nationally recognized statistical ratings organization (NRSRO), and will generally carry a rating below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation). We may at times also invest in debt that has not been rated by an NRSRO. In such cases, we may request a review by an NRSRO in order for it to assign a rating for our private use.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we generally will not be permitted to co-invest with certain entities affiliated with GDFM in transactions originated by the GSO or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside GSO or its affiliates in accordance with existing regular guidance. However, at any time, we may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We are seeking an exemptive order from the SEC. Even if we receive exemptive relief, GSO and its affiliates are not obligated to offer GDFM or us the right to participate in any transactions originated by them.

To enhance our opportunity for gain, we intend to employ leverage as market conditions permit and at the discretion of FB Advisor, but in no event will leverage employed exceed 50% of the value of our assets, as required by the 1940 Act.

While a BDC may list its shares for trading in the public markets, we have elected not to do so. We believe that a non-traded structure is more appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objectives without subjecting our investors to the daily share price volatility associated with the public markets. To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program beginning in January 2010.

Although we do not currently intend to list our securities on an exchange and do not expect a public market to develop for them in the foreseeable future, we intend to seek to complete a liquidity event between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. Therefore, stockholders may not be able to sell their shares promptly or at a desired price.

Beginning in January 2010, and on a quarterly basis thereafter, we intend to offer to repurchase shares. We intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares under our distribution reinvestment plan. We may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to repurchase shares in any calendar year in an amount exceeding 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. Additionally, we anticipate that we will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase. Our board of directors may amend, suspend or terminate the repurchase program at any time upon 30 days’ notice.

Status of Our Ongoing Public Offering

Since commencing our initial public offering, we have sold 4,807,321 shares of our common stock for gross proceeds of approximately $43,876,000. We have raised total gross proceeds to date of approximately $44,876,000, including approximately $1,000,000 contributed by principals of our investment adviser in February 2008. The following table summarizes the sales of our common stock on a monthly basis during 2009:

	Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
January	343,606	$8.00	$2,750
February	462,960	8.21	3,802
March	205,701	8.64	1,778
April	480,109	8.55	4,104
May	745,610	8.94	6,667
June	590,218	9.32	5,500
July	941,855	9.57	9,017
August	1,037,262	9.89	10,258

	4,807,321	$9.13	$43,876

(1)	The number of shares sold includes 18,527 shares purchased through the Company’s distribution reinvestment plan.

(2)	The number of shares sold and the average sales price per share have been retroactively adjusted to reflect the stock distributions issued subsequent to the date at which the shares were sold. All shares were sold at prices between $9.00 and $10.00 per share, depending on the amount of discounts or commissions waived by the dealer manager.

We have exceeded the minimum offering requirement described in our prospectus, dated September 18, 2008, as amended and supplemented, by raising at least $2.5 million from individuals not affiliated with us or FB Advisor. Having satisfied our minimum offering requirement, the offering proceeds were released by the escrow agent to us on January 2, 2009, and we have proceeded to commence operations.

Capital Contribution by FB Advisor and GDFM

In February 2008, pursuant to a private placement, Michael C. Forman and David J. Adelman, the principals of FB Advisor, contributed an aggregate of approximately $1 million. From April 2009 to August 2009, employees of GSO purchased an aggregate of approximately $770,000 of our common stock.

Distributions Update

We intend to authorize and declare ordinary cash distributions monthly and pay such distributions on a quarterly basis. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim special distributions in cash or in shares of our common stock at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. There can be no assurance that we will be able to pay distributions at a specific rate or at all. See “Material U.S. Federal Income Tax Considerations.”

The following table reflects the cash distributions per share that we have declared on our common stock during 2009. On a tax basis, the distributions paid to our stockholders during the six months ended June 30, 2009 reflect a distribution of ordinary income.

			Distribution
Date Declared	Record Date	Payment Date	Per Share(1)	Amount
January 29, 2009	January 31, 2009	March 31, 2009	$0.0541	$26
February 26, 2009	February 27, 2009	March 31, 2009	0.0541	51
February 26, 2009	March 24, 2009	March 31, 2009	0.0541	62
April 30, 2009	April 30, 2009	June 30, 2009	0.0548	89
May 30, 2009	May 30, 2009	June 30, 2009	0.0565	134
June 30, 2009	June 30, 2009	June 30, 2009	0.0586	173
July 30, 2009	July 31, 2009	September 30, 2009	0.0606	236
August 6, 2009	August 31, 2009	September 30, 2009	0.0625	—
August 6, 2009	September 23, 2009	September 30, 2009	0.0625	—

(1)	The amount of each per share distribution has been retroactively adjusted to reflect the stock distributions issued on March 31, 2009, April 30, 2009, May 29, 2009, June 30, 2009 and July 31, 2009 as discussed below.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Distributions” for a discussion of the reimbursements we currently receive from our affiliated entity.

The following table reflects stock distributions per share that we have declared on our common stock to date.

Date Declared	Record Date	Payment Date	Distribution Percentage	Shares Issued
March 31, 2009	March 31, 2009	March 31, 2009	1.4%	13,818
April 30, 2009	April 30, 2009	April 30, 2009	3.0%	42,661
May 29, 2009	May 29, 2009	May 29, 2009	3.7%	79,125
June 30, 2009	June 30, 2009	June 30, 2009	3.5%	96,976
July 31, 2009	July 31, 2009	July 31, 2009	3.1%	117,219

Portfolio Update

As of August 14, 2009, our investment portfolio consists of interests in 35 senior secured and second lien secured loans to U.S. companies with an average annual EBITDA of $320.6 million. The investments in our portfolio were purchased at an average price of 73.9% of par value. As of August 14, 2009, the weighted average credit rating of our portfolio is B3 based upon the Moody’s scale and our estimated gross annual portfolio yield is 15.4%, based upon the purchase price of our investments. We intend to continue to add securities to our portfolio as our offering progresses. The following is our investment portfolio as of August 14, 2009.

Security	Industry	Date of Most Recent Purchase	Original Cost	Par Value
Senior Secured Loans - First Lien
Texas Competitive Electric Holdings (TXU Corp.), L+350, 10/10/14	Utility	Jun-09	$1,797,303	$2,491,130
First Data Corporation, L+275, 9/24/14	Merchant Processing	Jul-09	$1,460,237	$1,994,937
Vertellus Specialties, Inc., L+425, 12/10/12	Specialty Chemicals	Feb-09	$397,727	$489,510
Global Tel Link, L+600, 2/14/13	Telecommunications	Feb-09	$366,235	$417,362
DTN, Inc., L+500, 3/10/13	Business Information Services	Feb-09	$495,391	$569,415
King Pharmaceuticals, Inc., L+500, 4/19/12	Specialty Pharmaceuticals	Feb-09	$313,049	$347,350
Corel Corporation, L+400, 5/2/12	Software	Apr-09	$627,064	$838,031
1-800 Contacts, L+395, 3/4/15	Healthcare	Jul-09	$2,709,878	$3,094,737
Clarke American, L+250, 6/30/14	Business Information Services	Apr-09	$928,621	$1,493,652
Kenan Advantage Group, Inc., L+300, 12/16/11	Transportation and Logistics	Mar-09	$746,161	$994,881
West Corp, L+500, 10/24/13	Telecommunications Services	Mar-09	$434,052	$497,481
Contec LLC, L+475, 7/28/14	Telecommunications	May-09	$1,580,068	$1,993,725
Apptis Inc, L+325, 12/20/12	Defense & Aerospace	Apr-09	$647,384	$883,713
Safenet, L+250, 4/12/14	Networking and Security Equipment	Mar-09	$340,761	$497,462
Intralinks, L+275, 6/15/14	Business Information Services	May-09	$1,081,418	$1,487,887
NCO Group, L+500, 5/15/13	Business Process Outsourcing	Apr-09	$668,227	$997,354
Columbian Chemicals, L+600, 3/16/13	Commodity Chemicals	Apr-09	$752,548	$1,213,787
Quantum Corp, L+350, 7/12/14	Storage Software and Hardware	Apr-09	$748,112	$901,340
Clientlogic Corporation (Sitel), L+550, 1/30/14	Professional and Business Services	Jun-09	$1,440,000	$2,000,000
Caritor, Inc. (Keane), L+225, 6/4/13	IT Outsourcing	Jul-09	$1,525,792	$1,997,636
WCP Exposition Services, L+600, 4/29/11(3)	Tradeshow Equipment and Services	Jun-09	$246,117	$543,904
Headwaters, Inc., L+675, 4/30/11	Building Products	Jul-09	$1,885,000	$2,000,000

Senior Secured Loans - Second Lien
Asurion Corp, L+650, 7/3/15	Insurance	Jan-09	$605,000	$1,000,000
Bresnan Communications LLC, L+450, 3/29/14	Broadcast and Entertainment	Jan-09	$720,000	$1,000,000
Harrington Holdings, L+600, 7/11/14	Healthcare	Apr-09	$640,000	$1,000,000
Intergraph, L+600, 11/28/14	Software	Apr-09	$850,000	$1,000,000
Awesome Acquisition Company (CiCi), L+500, 6/4/14	Restaurants	Jun-09	$1,360,000	$2,000,000
American Safety Razor, L+625, 1/30/14	Personal Care	Jun-09	$1,800,000	$2,500,000
Dresser Inc, L+575, 5/4/15	Computers and Electronics	Jul-09	$2,130,000	$3,000,000
Sorenson Communications Inc, L+700, 2/16/14	Telecommunications	Aug-09	$1,573,980	$2,008,443
Aspect Software Group, L+700, 6/29/12	Business Services	Aug-09	$2,025,000	$3,500,000
Sirius Computer, L+600, 5/30/13	Computer Hardware Distributor	Jul-09	$1,210,000	$2,000,000
FR Brand Acquisiton Corp, L+600, 2/7/15	Oil and Gas	Jul-09	$1,260,000	$2,000,000
Building Materials Corp of America, L+575, 10/6/14	Building Products	Jul-09	$1,630,000	$2,000,000
Custom Building Products, L+800, 4/20/12	Building Products	Aug-09	$2,321,875	$2,500,000

			$39,317,001	$53,253,738

The table below shows portfolio investments that were sold or experienced significant repayments since we commenced operations. We consider repayments in excess of 1% of a position’s value to be significant.

Security	Original Cost	Disposition Price	Transaction Type
Outback Steakhouse Inc, 10%, 6/15/15	$1,350,000	$1,590,000	Sale
Ashland Inc, L+440, 5/13/14	$492,500	$500,000	Sale
N.E.W Customer Service, L+250, 5/22/14	$705,000	$845,000	Sale
Michael Foods, L+450, 5/20/14	$480,000	$498,750	Sale
Nalco Company, L+350, 4/29/16	$487,500	$498,750	Sale
Discovery Communications, L+325, 4/14/14	$490,000	$493,750	Sale
BNY ConvergEx, L+300, 10/2/13	$375,000	$430,000	Sale
Sungard Data Systems Inc., L+375, 2/28/14	$437,500	$466,250	Sale
Dex Media West LLC, L+400, 10/24/14	$480,000	$497,500	Sale

Security	Weighted Average Purchase Price(1)	Weighted Average Disposition Price(1)	Paydown Amount	Transaction Type
Apptis (DE), Inc., L+325, 12/20/12	73.3	100.0	87,149	Paydown
Corel Corp., L+400, 5/2/12	74.5	100.0	161,969	Paydown
Data Transmission Network Corp., L+500, 3/10/13	87.0	100.0	30,585	Paydown
Global Tel Link Corp., L+600, 2/14/13	87.8	100.0	82,638	Paydown
King Pharmaceuticals, Inc., L+500, 4/19/12	90.1	100.0	171,226	Paydown
Quantum Corp., L+350, 7/12/14	83.0	100.0	98,660	Paydown
Vertellus Specialties, Inc., L+425, 12/10/12	81.3	100.0	10,490	Paydown
WCP Exposition Services Operating Co., L+600, 8/29/11	45.3	100.0	23,785	Paydown

(1)	As a percentage of par value.

About FB Advisor

FB Advisor is registered as an investment adviser with the SEC under the Advisers Act and is an affiliate of FB Capital Partners, L.P. (“FB Capital Partners”). FB Capital Partners is a Philadelphia-based investment and alternative asset management firm, formed in 2005, that focuses largely on income-oriented investments in the middle market. Since 2003, FB Capital Partners and related entities managed by its principals have invested over $375 million in senior debt, mezzanine debt and preferred equity of private U.S. companies and approximately $125 million in real estate debt and equity throughout North America. Our president and chief executive officer, Michael C. Forman, has led FB Capital Partners since its inception. In addition to his career in managing alternative assets for his investor base, Mr. Forman has been an active private investor and entrepreneur, having built FB Capital Partners and having been affiliated with several companies in the gaming and specialty finance industries. In addition, Mr. Forman co-founded Franklin Square Holdings, L.P. (“Franklin Square Holdings”), a national sponsor and distributor of alternative investment products.

Together with Mr. Forman, David J. Adelman comprises the senior management team of FB Advisor. Mr. Adelman has significant managerial and investing experience and serves as president and chief executive officer of Campus Apartments, Inc. (“Campus Apartments”), which develops, manages, designs, and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. Further, in 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture’s capital to acquire, develop, operate and manage student housing projects across the United States. Mr. Adelman is also an active private investor and entrepreneur, having co-founded Franklin Square Holdings with Michael Forman.

FB Advisor’s management team has extensive experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm’s capital structure to produce income-generating investments. FB Advisor will attempt to leverage its expertise, along with its rigorous and selective transaction process, to our benefit. FB Advisor is presently staffed with five employees and may retain additional investment personnel as our activities expand.

All investment decisions will require the unanimous approval of FB Advisor’s investment committee, which is currently comprised of Messrs. Forman and Adelman. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and, beginning with the second anniversary of the date of the investment advisory and administrative services agreement, will annually review the compensation we pay to FB Advisor to determine that the provisions of the investment advisory and administrative services agreement are carried out. See “Investment Advisory and Administrative Services Agreement.”

About GDFM

From time to time, FB Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills and investment platforms that FB Advisor believes will aid it in achieving our investment objectives. FB Advisor has engaged GDFM to act as our investment sub-adviser. GDFM will identify investment opportunities for us and will make investment recommendations for approval by FB Advisor, according to asset allocation, return expectations and other guidelines set by FB Advisor. GDFM is a Delaware limited liability company with principal offices located at 280 Park Avenue, New York, New York 10017.

GDFM is a subsidiary of GSO the global credit platform of The Blackstone Group L.P., a leading global alternative asset manager and provider of financial advisory services. GSO is one of the world’s largest credit platforms in the alternative asset business with over $23 billion in assets under management as of June 30, 2009. GDFM generally seeks to generate positive risk-adjusted returns for its investors by investing in a broad array of securities, including senior secured leveraged loans, high yield bonds, second lien secured loans and mezzanine debt. Its investment strategies revolve around a disciplined fundamental credit review process and are based on the belief that a deep understanding of companies and the industries in which they operate is critical to generating attractive total returns.

The founding partners of GSO, Bennett Goodman, J. Albert (“Tripp”) Smith and Douglas Ostrover, have worked together for over 15 years and during that time helped build two of the premier leveraged finance franchises on Wall Street at Donaldson, Lufkin & Jenrette and then at Credit Suisse. We expect that GSO’s experience in leveraged finance, coupled with their relationships with private equity firms, companies and others in the investment community, will enhance our ability to source and analyze public and private investment opportunities on a global basis.

Investment professionals of GSO are currently organized into two distinct groups according to investment disciplines: GDFM and certain affiliates which constitute the Debt Funds Group and GSO and certain affiliates which constitute the Hedge Fund Group. Each of the groups is separately staffed and maintains separate investment processes and investment committees. While separate decision making is rigorously maintained, the groups may share deal flow and collaborate on specific investment opportunities where appropriate or specific company or industry expertise is needed. Senior professionals of GDFM have a significant track record of managing senior secured, second lien secured and mezzanine loans in portfolios with leveraged operating structures and will be primarily responsible for providing services to FB Advisor under the sub-advisory agreement.

Under the investment sub-advisory agreement, GDFM will assist FB Advisor in identifying investment opportunities and will make investment recommendations for approval by FB Advisor, according to asset allocation, return expectations and other guidelines set by FB Advisor. In addition, to the extent requested by FB Advisor, GDFM will assist with the monitoring of our portfolio and may make managerial assistance available to certain of our portfolio companies. GDFM is comprised of 32 dedicated investment professionals focused on portfolio management, investment analysis, transaction origination, trading and structuring. It is anticipated that FB Advisor will benefit from the scale arising from GDFM’s existing infrastructure, access to investment opportunities from GSO’s existing institutional relationships, access to proprietary investments from GSO’s existing dedicated origination and sourcing team and risk management from GDFM’s existing policies and expertise. GDFM has an established infrastructure and investment processes for managing leveraged credit portfolios, including senior secured loans, second lien secured loans, mezzanine debt, high yield bonds, structured finance instruments and credit derivatives. Investment recommendations made by GDFM are made in a manner that is consistent with its existing investment and monitoring processes developed by senior members of this team over the last ten years. GDFM’s team is comprised of the entire investment and operations staff of GDFM and will assist FB Advisor in monitoring our portfolio and making investment recommendations to FB Advisor’s investment committee. GDFM may also rely upon the wider resources and operations of GSO, including additional originated deal flow, market risk management, finance, compliance, legal, internal audit and fund administration as needed.

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in senior secured and second lien secured loans as well as investments in debt securities of small and middle market companies.

Attractive Opportunities in Senior Secured and Second Lien Secured Loans

We believe that the current credit market environment has created a significant opportunity in the debt of private U.S. companies, particularly in senior secured and second lien secured loans. The credit markets, already weakened by the global financial crisis, experienced a severe, worldwide disruption that reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector has been negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

Since March 2009, there have been signs that the global credit and other financial market conditions have improved markedly as stability has increased throughout the international financial system. Concentrated policy initiatives undertaken by central banks and governments appear to have curtailed the incidence of large-scale failures within the global financial system. Concurrently, investor confidence, financial indicators, capital markets activity and asset prices have shown signs of marked improvement in the second quarter of 2009. While financial conditions have improved, economic activity remains subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. Given current market conditions, it is our view that, at this time, opportunities in senior secured and second lien secured debt provide us and our investors with attractive investment opportunities.

The chart below illustrates the sharp decline and subsequent partial recovery in the average prices of senior secured loans, including first and second lien loans, tracked by the Credit Suisse Leveraged Loan Index.

Source: Bloomberg

We feel that opportunities in senior secured and second lien secured debt are significant not only because of the potential returns available, but also because of the strong defensive characteristics of this investment class. Because these loans have priority in payment among an issuer’s security holders, they carry the least potential risk among investments in the issuer’s capital structure. Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default if necessary, and generally carry restrictive covenants aimed at ensuring repayment before the unsecured creditors and other security holders and preserving collateral to protect against credit deterioration. In addition, most senior secured debt issues carry variable rate structures, meaning the securities are generally less susceptible to declines in values experienced by fixed-rate securities in a rising interest rate environment.

The chart below illustrates examples of the collateral used to secure senior secured and second lien secured debt.

Source: Moody’s Investors Service

Further, as a result of the severe dislocation in the credit markets and the reduction in competition for loans, lenders have recalibrated their concepts of risk and are now in a position to demand improved pricing, reduced issuer leverage and more stringent covenant structures before committing to new debt issues. As an example, the chart below depicts the reduced leverage permitted of issuers in the current marketplace. In contrast to the recent peak of the credit cycle, which was characterized by loose lending practices, we believe that the current environment for lending to new issuers presents an opportunity for investors to receive stronger risk-adjusted returns.

Source: S&P Leveraged Commentary & Data

Opportunity in Small and Middle Market Private Companies

In addition to investing in senior secured and second lien secured loans generally, we believe that the market for lending to private companies, particularly small and middle market private companies within the U.S., is underserved and presents a compelling investment opportunity.

Large Target Market

According to The U.S. Census Bureau, in its most recently released economic census in 2002, there were approximately 153,000 small and middle market companies in the U.S. with annual revenues between $10 million and $2.5 billion, compared with approximately 900 companies with revenues greater than $2.5 billion. These smaller and middle market companies represent a significant portion of the growth segment of the U.S. economy and often require substantial capital investment to grow their businesses. In the same economic census mentioned above, The U.S. Census Bureau found that firms in this target market collectively generated $8.7 trillion in revenues and employed 44.3 million people. Small and middle market companies have generated a significant number of investment opportunities for investment programs managed by FB Advisor and GDFM over the past several years, and we believe that this market segment may continue to produce significant investment opportunities for us.

Limited Investment Competition

Despite the size of the market, we believe that financial difficulties and a widespread consolidation in the financial services industry have substantially reduced the number of investment firms and financial institutions lending to small and middle market companies. For example, the Federal Deposit Insurance Corporation reports that the number of federally insured financial institutions declined from approximately 15,200 in 1990 to approximately 8,300 in 2008.

We believe that lending to small and middle market companies, which are often private, generally requires a greater dedication of the lender’s time and resources compared to lending to larger companies due in part to the smaller size of each investment and the often fragmented nature of information available for disclosure from these firms. Further, many investment firms lack the breadth and scale necessary to track investment opportunities, particularly within the secondary market, in the loans of thousands of small and middle market firms, meaning that attractive investment opportunities are often overlooked. In addition, small and middle market companies may require more active monitoring and participation on the lender’s part. We believe that many large financial organizations, with relatively high cost structures, are not equipped to deal with these factors and instead emphasize services to larger corporate clients and transactions with a consequential reduction in the availability of debt financing to small and middle market companies.

Attractive Market Segment

We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that small and middle market companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and more attractive security features in the form of stricter covenants and quality collateral. Further, due to a lack of coverage at many investment firms, loans to small and middle market firms tend to be priced less efficiently, potentially creating attractive opportunities for investment. Additionally, as compared to larger companies, small and middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions. We believe that these factors often result in advantageous conditions in which to pursue our investment objectives of generating current income and, to a lesser extent, long-term capital appreciation.

Characteristics of and Risks Relating to Investments in Private Companies

We intend to invest primarily in the debt of privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves may often be illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. In addition, little public information generally exists about private companies. Finally, these companies may often not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of FB Advisor and/or GDFM to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of and risks involved in investing in these companies. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies that are designed to protect investors.

Investment Strategy

In times of economic distress, we feel that it is prudent to focus more on opportunities in senior secured debt, where our investments are secured by collateral and recovery rates have been historically the strongest among corporate debt securities in the event of default. We currently intend to weight our portfolio heavily toward first lien senior secured and second lien secured debt, and will opportunistically invest in mezzanine debt transactions. In accordance with our best interests and the best interests of our shareholders, FB Advisor will continue to monitor our targeted investment mix as economic conditions evolve.

When identifying prospective portfolio companies, we intend to focus primarily on the following attributes, which we believe will help us generate attractive total returns with an acceptable level of risk. While these criteria provide general guidelines for our investment decisions, we caution you that, if we believe the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which we choose to invest.

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Leading, defensible market positions. We intend to invest in companies that have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service our debt in a range of economic environments. We will seek companies that we believe possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

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Investing in stable companies with positive cash flow. We intend to invest in established, stable companies with strong profitability and cash flows. Such companies, we believe, are well-positioned to maintain consistent cash flow to service and repay our loans and maintain growth in their businesses or market share. We do not intend to invest in start-up companies, turnaround situations or companies with speculative business plans.

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Proven management teams. We intend to focus on investments in which the target company has an experienced management team with an established track record of success. We will typically require the portfolio companies to have in place proper incentives to align management’s goals with ours.

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Private equity sponsorship. Often we will seek to participate in transactions sponsored by what we believe to be high-quality private equity firms. FB Advisor’s management team believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, by co-investing with quality private equity firms which commit significant sums of equity capital with junior priority to our debt investments, we may benefit from having due diligence on our investments performed by both parties. Further, strong private equity sponsors with significant investments at risk have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise.

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Diversification. We will seek to diversify our portfolio broadly among issuers and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of our portfolio. We cannot assure you that we will be successful in this regard.

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Viable exit strategy. Many of our current investments are tradable in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio will continue to be tradable on this secondary market for the foreseeable future, depending upon market conditions. For any investments that are not traded within a secondary market, we intend to focus primarily in investing in companies whose business models and growth prospects offer other attractive exit possibilities, including repayment of our investments, with the potential for capital gain on any equity interests we hold, through an initial public offering of common stock, merger, sale or recapitalization.

Competitive Advantages

We believe that we offer the following competitive advantages to our investors:

Global platform with seasoned investment professionals

FB Advisor’s management team believes that the breadth and depth of its experience, together with the wider resources of the GSO’s investment team, which is dedicated to sourcing, structuring, executing, monitoring and realizing upon a broad range of private investments, as well as the specific expertise of GDFM, provides us with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide.

Long-term investment horizon

Unlike most private equity and venture capital funds, we will not be required to return capital to our stockholders once we exit a portfolio investment. Such funds typically can only be invested once and must be returned to investors within a specific time period. These provisions often force private equity and venture capital funds to seek liquidity events, including initial public offerings, mergers, or recapitalizations, more quickly than they otherwise might, potentially resulting in a lower return to investors. We believe that freedom from such capital return requirements, which allows us to invest using a longer-term focus, will provide us with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

GDFM Transaction Sourcing Capability

FB Advisor will seek to leverage GDFM’s significant access to transaction flow. GDFM seeks to generate investment opportunities through syndicate and club deals and, subject to regulatory constraints as discussed under “Investment Objectives and Strategy”, also through GSO’s proprietary origination channels. With respect to syndicate and club deals, GDFM has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GDFM’s origination channel, FB Advisor will seek to leverage the global presence of GSO to generate access to a substantial amount of originated transactions with attractive investment characteristics. We believe that the broad networks of FB Advisor and GDFM will produce a significant amount of investment opportunities for us. GDFM also has a significant trading platform allowing us access to the secondary loan market for investment opportunities.

Disciplined, income-oriented investment philosophy

FB Advisor and GDFM will employ a defensive investment approach focused on long-term credit performance and principal protection. This investment approach will involve a multi-stage selection process for each investment opportunity as well as ongoing monitoring of each investment made, with particular emphasis on early detection of credit deterioration. This strategy is designed to maximize current yield and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. FB Advisor’s approach will seek to produce strong returns concurrent with reduced risk by:

•	focusing on companies it believes to have leading, defensible market positions;

•	engaging in extensive due diligence and credit analysis;

•	committing significant resources to monitor portfolio companies closely after the transaction is closed;

•	participating in transactions sponsored by what it believes to be high-quality private equity firms;

•	investing primarily in companies with proven management teams; and

•	investing in established, stable companies with positive cash flow

Expertise across all levels of the corporate capital structure

FB Advisor and GDFM believe that their broad expertise and experience at all levels of a company’s capital structure will afford them numerous tools to manage risk while preserving the opportunity for significant returns on our investments. We will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions.

Operating and Regulatory Structure

Our investment activities will be managed by FB Advisor and supervised by our board of directors, a majority of whom are independent. Under our investment advisory and administrative services agreement, we have agreed to pay FB Advisor an annual base management fee based on our gross assets as well as incentive fees based on our performance. See “Investment Advisory and Administrative Services Agreement” for a description of the fees we pay to FB Advisor.

FB Advisor will provide us with general ledger accounting, fund accounting, and investor and other administrative services. FB Advisor has contracted with the Pine Hill Group, LLC, to provide us with a chief financial officer, Charles Jacobson, the Managing Director of that firm, and has contracted with Vigilant Compliance Services, LLC, to provide us with a chief compliance officer, Salvatore Faia, a principal with that firm.

As a business development company, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt will be limited in certain significant respects. Within the limits of existing regulation, we will adjust our use of debt, according to market conditions, to the level we believe will allow us to generate maximum risk-adjusted returns. See “Regulation.” We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Investment Types

We intend to focus primarily on investments in debt securities, including senior secured loans, second lien secured loans and mezzanine loans. Our current focus is to invest primarily in senior secured and second lien secured loans of private U.S. companies and to a lesser extent in mezzanine loans. FB Advisor will continue to monitor our investment focus as market conditions evolve. As economic conditions improve, we may increase our exposure to less senior portions of the capital structure, where returns tend to be stronger in a more stable or growing economy. Below is a diagram illustrating where these investments lie in a typical portfolio company’s capital structure. Senior secured debt is situated at the top of the capital structure, and typically has the first claim on the assets and cash flows of the company, followed by second lien secured debt, mezzanine debt, preferred equity and finally common equity. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We will rely on FB Advisor’s and GDFM’s experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments.

Typical Leveraged Capital Structure Diagram

Senior Secured Loans

Senior secured loans are situated at the top of the capital structure. Because these loans have priority in payment, they carry the least risk among all investments in a firm. Generally, our senior secured loans are expected to have maturities of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Generally, we expect that the interest rate on our senior secured loans typically will have variable rates ranging between 2.0% and 6.0% over a standard benchmark, such as the prime rate or the London Interbank Offered Rate (LIBOR).

Second Lien Secured Loans

Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral, and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with mezzanine loans. Generally, we expect these loans to carry a fixed or a floating current yield of 4.0% to 8.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments.

Mezzanine Loans

In addition to senior secured and second lien secured loans, we also may invest a portion of our assets in mezzanine loans. Mezzanine loans usually rank junior in priority of payment to senior secured loans and second lien secured loans and are often unsecured, but are situated above preferred equity and common stock in the capital structure. In return for their junior status compared to senior secured loans and second lien secured loans, mezzanine loans typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. We intend to generally target mezzanine loans with interest-only payments throughout the life of the loan, with the principal due at maturity. Typically, mezzanine loans have maturities of five to ten years. Generally, we expect these loans to carry a fixed or a floating current yield of 6.0% to 12.0% over the prime rate or LIBOR. In addition, we may receive additional returns from any warrants we may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be paid in kind.

Equity and Equity-Related Securities

While we intend to maintain our focus on investments in debt securities, from time to time, when we see the potential for extraordinary gain, or in connection with securing particularly favorable terms in a debt investment, we may enter into non-control investments in preferred or common equity, typically in conjunction with a private equity sponsor we believe to be of high quality. In addition, we typically receive the right to make equity investments in a portfolio company whose debt securities we hold in connection with the next equity financing round for that company. This right will provide us with the opportunity to further enhance our returns over time through equity investments in our portfolio companies. In addition, we may hold equity-related securities consisting primarily of warrants or other equity interests generally obtained in connection with our mezzanine loans. In the future, we may achieve liquidity through a merger or acquisition of a portfolio company, a public offering of a portfolio company’s stock or by exercising our right, if any, to require a portfolio company to repurchase the equity-related securities we hold. With respect to any preferred or common equity investments, we expect to target an annual investment return of at least 25%.

Cash

In addition, we may maintain a certain level of cash or equivalent instruments to make follow-on investments if necessary in existing portfolio companies or to take advantage of new opportunities.

Comparison of Targeted Debt Investments to Corporate Bonds

Loans to private companies are debt instruments that can be compared to corporate bonds to aid an investor’s understanding. As with corporate bonds, loans to private companies can range in credit quality depending on security-specific factors, including total leverage, amount of leverage senior to the security in question, variability in the issuer’s cash flows, the quality of assets securing debt and the degree to which such assets cover the subject company’s debt obligations. As is the case in the corporate bond market, we will require greater returns for securities that we perceive to carry increased risk. The companies in which we invest may be leveraged, often as a result of leveraged buyouts or other recapitalization transactions, and, in certain cases, will not be rated by national rating agencies. We believe that our targeted debt investments typically will carry ratings from an NRSRO, and that such ratings generally will be below investment grade (rated lower than “Baa3” by Moody’s Investors Service or lower than “BBB-” by Standard & Poor’s Corporation). To the extent we make unrated investments, we believe that such investments would likely receive similar ratings if they were to be examined by a NRSRO. Compared to below-investment grade corporate bonds that are typically available to the public, our targeted senior secured and second lien secured loan investments are higher in the capital structure, have priority in receiving payment, are secured by the issuer’s assets, allowing the lender to seize collateral if necessary, and generally exhibit higher rates of recovery in the event of default. Corporate bonds, on the other hand, are often unsecured obligations of the issuer.

The market for loans to private companies possesses several key differences compared to the corporate bond market. For instance, due to a possible lack of debt ratings for certain small and middle market firms, and also due to the reduced availability of information for private companies, investors must conduct extensive due diligence investigations before committing to an investment. This intensive due diligence process gives the investor significant access to management, which is often not possible in the case of corporate bondholders, who rely on underwriters, debt rating agencies and publicly available information for due diligence reviews and monitoring of corporate issuers. While holding these investments, private debt investors often receive monthly or quarterly updates on the portfolio company’s financial performance, along with possible representation on the company’s board of directors, which allows the investor to take remedial action quickly if conditions happen to deteriorate. Due to reduced liquidity, the relative scarcity of capital and extensive due diligence and expertise required on the part of the investor, we believe that private debt securities typically offer higher returns than corporate bonds of equivalent credit quality.

Sources of Income

The primary means through which our stockholders will receive a return of value is through interest income, dividends and capital gains generated by our investments. In addition to these sources of income, we may receive fees paid by our portfolio companies, including one-time closing fees paid at the time each investment is made and monitoring fees paid throughout the term of our investments. Closing fees typically range from 1.0% to 2.0% of the purchase price of an investment, while monitoring fees generally range from 0.25% to 1.0% of the purchase price of an investment annually.

Risk Management

We will seek to limit the downside potential of our investment portfolio by:

•	applying our investment strategy guidelines for portfolio investments;

•	requiring a total return on investments (including both interest and potential appreciation) that adequately compensates us for credit risk;

•	diversifying our portfolio, size permitting, with an adequate number of companies, across different industries, with different types of collateral; and

•	negotiating or seeking out loans with covenants that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. We may also enter into interest rate hedging transactions at the sole discretion of FB Advisor. Such transactions will enable us to selectively modify interest rate exposure as market conditions dictate.

Affirmative Covenants

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include requiring the firm to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

Negative Covenants

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

The investment professionals employed by FB Advisor and GDFM have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Our Transaction Process

Sourcing

In order to source transactions, FB Advisor will seek to leverage GDFM’s significant access to transaction flow, along with GDFM’s trading platform, which allows for access to the syndicated loan market, a key source of investment opportunities for us. GDFM seeks to generate investment opportunities through its trading platform, through syndicate and club deals and, subject to regulatory constraints, through GSO’s proprietary origination channels. With respect to syndicate and club deals, GDFM has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GDFM’s origination channel, FB Advisor will seek to leverage the global presence of GSO to generate access to originated transactions with attractive investment characteristics. We believe that the broad networks of FB Advisor and GDFM will produce a significant pipeline of investment opportunities for us.

Evaluation

Initial Review. In its initial review of an investment opportunity to present to FB advisor, GDFM’s transaction team examines information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets our basic investment criteria and other guidelines specified by FB Advisor, within the context of proper portfolio diversification, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of loans available on the secondary market, a comprehensive credit analysis is conducted and continuously maintained by a dedicated GDFM research analyst, the results of which are available for the transaction team to review. In the case of a primary loan transaction, FB Advisor and GDFM will conduct detailed due diligence investigations as necessary.

Credit Analysis/Due Diligence. Before undertaking an investment, the transaction team will conduct a thorough due diligence review of the opportunity to ensure the company fits our investment strategy, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;

•	a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

•	on-site visits, if deemed necessary;

•	background checks to further evaluate management and other key personnel;

•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•	a review of management’s experience and track record.

When possible, our advisory team will seek to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

Execution

Recommendation. FB Advisor has engaged GDFM to identify and recommend investment opportunities for its approval. GDFM seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (i) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to our portfolio, (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (iii) ultimate approval of investment recommendations by GDFM’s investment committee.

Approval. After completing its internal transaction process, GDFM will make formal recommendations for review and approval by FB Advisor. In connection with its recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. In addition, GDFM will make its staff available to answer inquiries by FB Advisor in connection with its recommendations. The consummation of a transaction will require unanimous approval of the members of FB Advisor’s investment committee.

Monitoring

Portfolio Monitoring. FB Advisor, with the help of GDFM, will monitor our portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, FB Advisor and GDFM will work closely with the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other lenders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors.

Typically, FB Advisor and GDFM will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from our portfolio companies. FB Advisor and GDFM will use these data, combined with due diligence gained through contact with the company’s customers, suppliers, competitors, market research, and other methods, to conduct an ongoing, rigorous assessment of the company’s operating performance and prospects.

In addition to various risk management and monitoring tools, FB Advisor will use an investment rating system to characterize and monitor the expected level of returns on each investment in our portfolio. FB Advisor will use an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description

1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company’s business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend expected, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

FB Advisor will monitor and, when appropriate, will change the investment ratings assigned to each investment in our portfolio. In connection with valuing our assets, our board of directors will review these investment ratings on a quarterly basis. In the event that our board of directors or advisory team determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, they will attempt to sell the asset in the secondary market, if applicable, or to implement a plan to attempt to exit the investment or to correct the situation.

The following table shows the distribution of our debt investments on the 1 to 5 investment rating scale at fair value as of June 30, 2009.

	June 30, 2009
Investment Rating	Investments at Fair Value	Percentage of Total Portfolio
1	$—	0%
2	29,313	100%
3	—	0%
4	—	0%
5	—	0%

Total	$29,313	100%

The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment, and exit activities. In addition, changes in the grade of investments may be made to reflect our expectation of performance and changes in investment values.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available will be recorded at such market quotations. With respect to investments for which market quotations are not readily available, our board of directors will determine the fair value of investments in good faith utilizing the input of our valuation committee, FB Advisor, and the input of any other professionals or materials that our board of directors deems worthy and relevant, including GDFM and independent third-party valuations, if applicable. See “Determination of Net Asset Value.”

Managerial Assistance. As a business development company, we will offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, FB Advisor or GDFM will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than FB Advisor, will retain any fees paid for such assistance.

Exit

Exit Transactions. Many of our current investments are tradable in a privately negotiated over-the-counter market, providing us a means by which we may exit our positions. We expect that a large portion of our portfolio will continue to be tradable on this secondary market for the foreseeable future, depending on market conditions. For any investments that are not tradable within this market, we intend to focus primarily in investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of our investments, with the potential for capital gain on any equity interests we hold, through an initial public offering of common stock, merger, a sale or a recapitalization.

Staffing

We do not currently have any employees. The compensation of our chief financial officer, Charles Jacobson, and our chief compliance officer, Salvatore Faia, is paid by FB Advisor. We will reimburse FB Advisor for the compensation paid to our chief financial officer and chief compliance officer and their respective staffs. Messrs. Jacobson and Faia are not affiliated with FB Advisor. See “Administrative Services.”

Each of our executive officers described under “Management,” aside from Messrs. Faia and Jacobson, is a principal or officer of FB Advisor, which manages and oversees our investment operations. In the future, FB Advisor may retain additional investment personnel based upon its needs. See “Investment Advisory and Administrative Services Agreement.”

Facilities

Our administrative and principal executive offices are located at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

Neither we nor FB Advisor is currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or against FB Advisor.

From time to time, we and individuals employed by FB Advisor may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, FB Advisor will prepare portfolio company valuations using the most recent portfolio company financial statements and forecasts.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement, or SFAS No. 157, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. SFAS No. 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we will undertake a multi-step valuation process each quarter, as described below:

•

our quarterly valuation process begins with each portfolio company or investment being initially valued by FB Advisor’s management team, with such valuation potentially taking into account information received from any of our sub-advisors or an independent valuation firm, if applicable;

•	preliminary valuation conclusions will then be documented and discussed with our valuation committee;

•

our valuation committee will review the preliminary valuation and FB Advisor’s management team, together with our independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

•

our board of directors will discuss valuations and will determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of FB Advisor, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our financial statements will refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market are valued at fair value. The board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

The board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

Determinations in Connection With Offerings

We are offering our shares on a continuous basis at a price of $10.00; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below net asset value. To the extent that the net asset value per share increases subsequent to the last monthly closing, the price per share may increase. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. In connection with each monthly closing on the sale of shares of our common stock offered pursuant to this prospectus on a continuous basis, the board of directors or a committee thereof is required within 48 hours of the time that each closing and sale is made to make the determination that we are not selling shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value. The board of directors will consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;

•

our management’s assessment of whether any material change in the net asset value has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the closing on and sale of our common stock; and

•

the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of shares of our common stock, but instead it involves the determination by the board of directors or a committee thereof that we are not selling shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value at the time at which the closing and sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value of our common stock at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of shares of our common stock pursuant to this prospectus if the net asset value fluctuates by certain amounts in certain circumstances until the prospectus is amended, the board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The board of directors currently has an audit committee and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our charter, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Board of Directors and Executive Officers

Our board of directors consists of eight members, five of whom are not “interested persons” of us or FB Advisor as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under section 402 of the Sarbanes-Oxley Act of 2002.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups—independent directors and interested directors. The address for each director is c/o FS Investment Corporation, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867.

NAME	AGE	DIRECTOR SINCE	EXPIRATION OF TERM
Interested Directors
Michael C. Forman	48	2008	2009
David J. Adelman	37	2008	2009
Michael Heller	44	2008	2009

Independent Directors
Gregory P. Chandler	42	2008	2009
Barry H. Frank	70	2008	2009
Thomas S. Gravina	47	2009	2009
Paul Mendelson	62	2008	2009
Gerald Stahlecker	43	2008	2009

Interested Directors

Michael C. Forman has been our president and chief executive officer since inception as well as the chief executive officer of FB Advisor since its inception. In 2005, Mr. Forman co-founded FB Capital Partners, L.P., an investment firm that invests in private equity, senior and mezzanine debt, and real estate and has served as managing general partner since inception. Mr. Forman has served as a director of a number of FB Capital Partners, L.P.’s portfolio companies. In 2007, Mr. Forman co-founded Franklin Square Holdings, LP, and helped to develop Valley View Downs, a planned racing, gaming and entertainment complex in Western Pennsylvania. In 2003, Mr. Forman also co-founded and served as chairman of the board and chairman of the investment committee of Preferred Capital LLC, a private company formed to invest in senior secured debt, and organized HWC Investments, LLC, a Colorado-based gaming development company.

Prior to co-founding FB Capital Partners and Preferred Capital LLC, from 1986 to 2003, Mr. Forman was an attorney in the Corporate and Securities Department at the Philadelphia based law firm of Klehr, Harrison, Harvey, Branzburg & Ellers LLP, where he was a partner from 1991 to 2003, and since 2004 he has been Of Counsel. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University. He is a member of a number of civic and charitable boards, including the Eastern Technology Council of Pennsylvania, the Philadelphia chapter of Habitat for Humanity, the Murex Group, and the Philadelphia International Airport Advisory Board.

David J. Adelman serves as vice chairman of FB Advisor and, together with Mr. Forman, will be responsible for developing and implementing our investment strategy. Mr. Adelman has served as the president and chief executive officer of Philadelphia-based Campus Apartments, Inc. since 1999. Campus Apartments develops, manages, designs, and privately finances more than 220 upscale housing for colleges and universities across the United States.

In addition to his duties as president and chief executive officer of Campus Apartments, Mr. Adelman is the vice chair of University City District Board of Directors, the President of the Apartment Association of Greater Philadelphia, board member of Hyperion Bank and the National Multi Family Council (NMHC), member of the Executive Committee of the Urban Land Institute’s Philadelphia Chapter and a member of the Young President’s Organization. Mr. Adelman received his B.A. in Political Science from Ohio State University.

Michael Heller is a shareholder at the law firm of Cozen O’Connor, where he serves as the Chairman of the Firm’s Business Law Department, is a member of its Management Committee and heads the Firm’s Emerging Business and Venture Capital practice group. Mr. Heller is a corporate and securities lawyer whose practice is devoted to representing private equity and venture capital funds as well as counseling entrepreneurs and middle-market businesses in various corporate matters, including the structuring of capital-raising transactions and merger and acquisition transactions. Prior to becoming the Chairman of the Business Law Department in 2006, Mr. Heller served as Vice-Chairman of the Firm’s Business Law Department from 2002 until 2006. Mr. Heller is a member of the Board of Directors of Cozen O’Connor; Hanover Fire and Casualty Insurance Company, a privately held property and casualty insurance company; and Open Acquisition Corp., a newly organized blank check company formed for the purpose of effecting an acquisition or similar business combination with one or more domestic or international operating businesses or assets. Mr. Heller received a B.S. in Accounting, summa cum laude, from The Pennsylvania State University, and a J.D., magna cum laude, from Villanova University, where he was a Law Review editor and a member of the Order of the Coif.

Independent Directors

Gregory P. Chandler currently serves as Chief Financial Officer of Emtec, Inc. and as the President of Emtec’s Global Services Division. Emtec is a publicly listed company that provides a broad array Information Technology Services. Previously he was managing director in the Investment Banking Department of Janney Montgomery Scott LLC, a large regional investment bank/brokerage firm headquartered in Philadelphia where he headed up the Business & Technology Solutions from 1999 until 2009. Mr. Chandler has extensive experience in valuations and in negotiating debt, equity and mergers and acquisitions transactions in a variety of industries with both public and private companies. Prior to joining Janney Montgomery Scott, Mr. Chandler was a consultant at PricewaterhouseCoopers advising companies in restructuring their back office financial operations. In addition, at Coopers and Lybrand he was an auditor in the Investment Company practice where he managed audits of mutual funds, hedge funds, and venture capital funds. He joined Coopers and Lybrand in 1995 after attending business school. Prior to business school, Mr. Chandler served as a logistics officer in the United States

Army. Mr. Chandler received his MBA from Harvard Business School and a B.S. in Engineering from the United States Military Academy at West Point. Mr. Chandler is a Certified Public Accountant and currently sits on the Board of Emtec, Inc.

Barry H. Frank is a partner in the law firm of Archer & Greiner, P.C. (formerly Pelino & Lentz, P.C.) where he has been a partner since he joined the firm in February 2003. Prior to joining Archer & Greiner, P.C., Mr. Frank was a partner in the law firm of Schnader, Harrison, Segal & Lewis from May 2000 through January 2003. Previously, Mr. Frank had been a partner in the law firm of Mesirov, Gelman, Jaffe, Cramer & Jamieson from 1987 until 2000, when Mesirov Gelman merged with Schnader. From 1975 through 1987 Mr. Frank was a partner in the law firm of Pechner, Dorfman, Wolfe, Rounick & Cabot. Mr. Frank has focused his practice on business and corporate taxation, business and estate planning. Mr. Frank received a B.S. from Pennsylvania State University and a J.D. from the Temple University School of Law.

Mr. Frank served on the Board of Directors of Deb Shops, Inc., formerly listed on NASDAQ, from 1989 through 2007, when the company was acquired by a private equity group. He also served on the audit committee of Deb Shops, Inc. from 1989 through 2007 and was chairman of the audit committee from 1989 through 2003.

Thomas Gravina currently serves as Chairman of GPX Enterprises, L.P., a private investment firm, and Chairman of GPX Realty Partners, L.P., a private real estate and investment advisory firm, of which he has served as Chairman since co-founding both companies in 2005. Mr. Gravina also currently serves as Chairman and Chief Executive Officer of Evolve IP, LLC, a privately held communications company.

Previously, from 2000 to 2005 Mr. Gravina served as President and Chief Executive Officer of ATX Communications, Inc., a publicly traded communications company. From 2005 to 2006 Mr. Gravina also served as chairman of the Board of Directors of ATX Communications. From 1987 to 2000, Mr. Gravina was Co-Chief Executive Officer and Co-Founder of ATX Telecommunications Services. Mr. Gravina is also a member of the Board of Directors of the Philadelphia College of Osteopathic Medicine, Eastern Technology Council and People for People, Inc., as well as other civic organizations. Mr. Gravina received his B.S. in Business Administration from Villanova University.

Paul Mendelson currently serves as chief financial officer of Lincoln Investment Planning, Inc., a broker/dealer and registered investment advisor, and has served in such capacity since 1994. In this capacity, Mr. Mendelson is responsible for all financial reporting, controls, planning and regulatory issues. His activities also include acquisitions, consulting with branch offices, negotiating leases and other contracts, and as a member of the executive committee participating in strategic planning. From 1996 to 1999, Mr. Mendelson also led the technology and operations divisions of Lincoln Investment Planning. Prior to joining Lincoln Investment Planning in 1994, Mr. Mendelson spent 20 years in various positions including controller, chief financial officer, vice president, president and trustee for a group of commonly-owned privately held businesses including manufacturing, retail, service and real estate. Prior to this, Mr. Mendelson spent two years with Arthur Anderson and Company, an international public accounting firm. Mr. Mendelson received a B.S. degree in Accounting from Lehigh University and an M.B.A. degree from the Wharton School of the University of Pennsylvania. He is a member of the American Institute of Certified Public Accountants and holds a Series 27 Securities License.

Gerald Stahlecker is a former founding partner of Radcliffe Capital Management, L.P., an SEC-registered investment advisory firm which manages the Radcliffe Funds, a family of Cayman Islands-based, master-feeder structured hedge funds, as well as separately managed accounts for an institutional investor base. The firm pursues convertible arbitrage, high-yield debt, special situations and event-driven investment strategies. From its founding in October 2002 until selling his interest in the firm in July 2009, Mr. Stahlecker served as Managing Director and Chief Operating Officer of the firm and was the co-chair of its investment committee. Prior to co-founding Radcliffe and its affiliated entities, from May 1998 through October 2002, Mr. Stahlecker served as an officer and director of Rose Glen Capital Management, L.P., a predecessor to Radcliffe. Rose Glen managed hedge funds focusing on directly negotiated, structured debt and equity investments in public companies.

Mr. Stahlecker has extensive experience in structuring and negotiating investment transactions on behalf of investors and issuers and has participated in numerous distressed and special situation restructurings on behalf of investors.

From 1992 to 1998, Mr. Stahlecker was an attorney at Klehr, Harrison, Harvey, Branzburg & Ellers, LLP, a Philadelphia-based law firm, where he practiced corporate and securities law. While at Klehr, Harrison, Mr. Stahlecker represented hedge funds, venture capital funds and other institutional investors pursuing structured equity and debt investments in public and private companies. Prior to attending law school, from 1987 to 1989, Mr. Stahlecker worked as a senior analyst at Furash & Company, a consulting boutique in Washington, D.C., where he advised banks and other financial institutions regarding mergers and acquisitions, restructurings, asset/liability management and strategic planning. Mr. Stahlecker received his B.S. in Industrial Management, with concentrations in Finance and Strategic Planning, from Carnegie Mellon University and his J.D. from Villanova University Law School, where he was an Editor of the Villanova University Environmental Law Journal. Mr. Stahlecker previously served on the Board of Trustees of The Philadelphia School and was a member of its advancement, finance and investment committees

Executive Officers

The following persons serve as our executive officers in the following capacities:

NAME	AGE	POSITIONS HELD
Michael C. Forman	48	President and Chief Executive Officer
Salvatore Faia	46	Chief Compliance Officer
Charles Jacobson	38	Chief Financial Officer
Ryan D. Conley	27	Vice President and Secretary

The address for each executive officer is c/o FS Investment Corporation, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867.

Executive Officers Who are Not Directors

Salvatore Faia has been our chief compliance officer since inception. Since 2004, Mr. Faia has served as the president of Vigilant Compliance Services, a full service compliance firm serving mutual funds and the investment industry. In connection with his role as president of Vigilant Compliance Services, he currently serves as chief compliance officer for a number of mutual funds and investment advisers.

From 2002 to 2004, Mr. Faia served as Senior legal counsel for PFPC Worldwide, and from 1997-2001 was a partner in Pepper Hamilton LLP’s Philadelphia Office. Mr. Faia has extensive experience with mutual funds, hedge funds, investment advisers, broker dealers and the investment management industry. In addition to being an experienced 1940 Act and Advisers’ Act attorney, he is a Certified Public Accountant, and holds various NASD Securities Licenses. Mr. Faia is a Member of the Investment Company Institute’s Chief Compliance Officer Committee. Mr. Faia graduated from La Salle University and received his J.D. from the University of Pennsylvania Law School.

Charles Jacobson joined the Company as our chief financial officer in October 2008. Since 2007, Mr. Jacobson has served as the Managing Director of the Pine Hill Group, LLC, a consulting firm which he co-founded, providing management level finance and accounting services to middle market public and private companies. Previously, from 2001 to 2007, Mr. Jacobson worked for ATX Communications, Inc. (“ATX”), becoming the organization’s senior vice president of finance where he was responsible for managing ATX’s finance organization. Prior to working for ATX, Mr. Jacobson held senior managerial audit positions with Ernst & Young LLP from 1999 to 2000 and with BDO Seidman, LLP from 1996 to 1999, where he was responsible for audit engagements of private, pre-IPO and publicly traded companies in a variety of different industries. Mr. Jacobson began his professional career in 1993 at a regional public accounting firm where he performed audits on governmental entities. Mr. Jacobson is a Certified Public Accountant and holds a B.S. in Accounting from Rutgers University.

Ryan D. Conley has been our vice president and secretary since inception and serves as vice president of FB Advisor, reporting directly to Messrs. Forman and Adelman. From 2006 to 2008, Mr. Conley served as analyst at FB Capital Partners, where he was responsible for evaluating, executing and monitoring income-oriented private equity investments. From 2004 to 2006, Mr. Conley was first an associate, and later a senior associate in the Investment Banking Group at Janney Montgomery Scott LLC, where he was responsible for providing valuation analysis, transaction execution and advisory services to companies in the water and energy industries. His investment and advisory experience includes private equity and debt investments, public equity and debt offerings, mergers, acquisitions and other corporate finance assignments totaling more than $1.8 billion in transaction value. Mr. Conley holds a B.A. in Economics from Swarthmore College.

Committees of the Board of Directors

Our board of directors has the following committees:

Audit Committee

The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Messrs. Chandler, Frank and Stahlecker. Mr. Chandler serves as the chairman of the audit committee. Our board of directors has determined that Mr. Chandler is an “audit committee financial expert” as defined under SEC rules.

Valuation Committee

On December 19, 2008, our Board of Directors formed the Valuation Committee composed of Messrs. Frank, Heller, Mendelson and Stahlecker, a majority of whom are independent. Mr. Stahlecker serves as chairman of the valuation committee. The valuation committee establishes guidelines and makes recommendations to our board of directors regarding the valuation of our loans and investments.

Compensation of Directors

As set forth in the table below, none of our directors received compensation from us during the year ended December 31, 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Michael C. Forman	—	—	—	—	—	—	—
David J. Adelman	—	—	—	—	—	—	—
Michael Heller	—	—	—	—	—	—	—
Gregory P. Chandler	—	—	—	—	—	—	—
Barry H. Frank	—	—	—	—	—	—	—
Thomas S. Gravina	—	—	—	—	—	—	—
Paul Mendelson	—	—	—	—	—	—	—
Gerald Stahlecker	—	—	—	—	—	—	—

Prior to meeting our minimum offering requirement, our directors were not entitled to compensation. Subsequent to meeting our minimum offering requirement in January 2009, our directors who do not also serve in an executive officer capacity for us or FB Advisor are entitled to receive an annual cash retainer of $25,000. These directors are Messrs. Chandler, Frank, Gravina, Heller, Mendelson and Stahlecker. We will also reimburse each of the above directors for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time. We did not pay compensation to our directors who also serve in an executive officer capacity for us or FB Advisor for the year ended December 31, 2008. Our directors have waived all compensation and reimbursements through June 30, 2009.

Each director entitled to compensation will also receive $1,000 for each board meeting in which the director attended and reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting. The directors entitled to compensation will also receive $1,000 for each committee meeting in which they attend plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a board meeting. In addition, committee chairmen will receive an additional annual retainer of $5,000.

Compensation of Executive Officers

Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of FB Advisor or by individuals who were contracted by FB Advisor to work on behalf of us, pursuant to the terms of the investment advisory and administrative services agreement. Each of our executive officers is an employee of FB Advisor or an outside contractor, and the day-to-day investment operations and administration of our portfolio are managed by FB Advisor. In addition, we reimburse FB Advisor for our allocable portion of expenses incurred by FB Advisor in performing its obligations under the investment advisory and administrative services agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the investment advisory and administrative services agreement.

Under the terms of the investment advisory and administrative services agreement there was no liability on our part for the offering or organization costs funded by FB Advisor until the investment advisory and administrative services agreement became effective on January 2, 2009 upon meeting the minimum offering requirement of $2.5 million in gross proceeds from investors who are not affiliated with us or FB Advisor. FB Advisor is entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs described above and any future offering or organization costs funded by FB Advisor have been recovered. The minimum reimbursement to FB Advisor for such fees is $125,000. We paid the minimum reimbursement of $125,000 to FB Advisor on January 7, 2009.

The investment advisory and administrative services agreement provides that FB Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FB Advisor, and FB Advisor be held harmless for any loss or liability suffered by us, if (i) FB Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) FB Advisor was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by FB Advisor or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold FB Advisor harmless is only recoverable out of our net assets and not from our stockholders.

PORTFOLIO MANAGEMENT

The management of our investment portfolio will be the responsibility of FB Advisor and its investment committee, which currently consists of Michael Forman, chief executive officer of FB Advisor and chairman of its investment committee, and David Adelman, vice chairman of FB Advisor. For more information regarding the business experience of Messrs. Forman and Adelman, see “Management—Board of Directors and Executive Officers.” FB Advisor’s investment committee must unanimously approve each new investment that we make. The members of FB Advisor’s investment committee will not be employed by us, and will receive no compensation from us in connection with their portfolio management activities.

Pursuant to an investment sub-advisory agreement between FB Advisor and GDFM, GDFM will provide assistance to FB Advisor in identifying investment opportunities and making investment recommendations for approval by FB Advisor. In addition, to the extent requested by FB Advisor, GDFM may assist with the monitoring of our portfolio and may make managerial assistance available to certain of our portfolio companies.

Investment Personnel

Our senior staff of investment personnel currently consists of the members of FB Advisor’s investment committee, Messrs. Forman and Adelman, and Ryan Conley who serves as vice president of FB Advisor. See “Management—Board of Directors and Executive Officers” for biographical information pertaining to Messrs. Forman, Adelman and Conley.

FB Advisor is currently staffed with five employees, including the investment personnel noted above. In addition, FB Advisor may retain additional investment personnel in the future based upon its needs.

The table below shows the dollar range of shares of common stock beneficially owned as of the date of this prospectus by each portfolio manager of FB Advisor.

Name of Portfolio Manager	Dollar Range of Equity Securities in FS Investment Corporation(1)
Michael C. Forman	Over $100,000
David J. Adelman	Over $100,000
Ryan D. Conley	$1 - $10,000

(1)	Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or Over $100,000.

Key Personnel of the Sub-adviser

Dean T. Criares is a senior managing director at The Blackstone Group L.P. and is co-head of GDFM. Before joining The Blackstone Group L.P. in 2002, Mr. Criares worked at CIBC World Markets for 15 years. In his last assignment at CIBC he was a managing director and a portfolio manager for the structured investment vehicles managed by Trimaran Advisors, L.L.C. Prior to that, Mr. Criares was responsible at CIBC for structuring and underwriting senior secured debt, primarily for leveraged issuers. Before joining CIBC, Mr. Criares worked for European American Bank. Mr. Criares received a BA in Economics and Political Science from Drew University and an MBA from Columbia University.

Daniel H. Smith is a senior managing director at The Blackstone Group L.P. and is co-head of GDFM. Mr. Smith joined GSO from the Royal Bank of Canada, or RBC, in July 2005. At RBC Mr. Smith was a managing partner and head of RBC Capital Partners Debt Investments business, RBC’s alternative investments unit responsible for the management of $2.5 billion in capital and a portfolio of merchant banking investments. Prior to RBC, Mr. Smith worked at Indosuez Capital, a division of Credit Agricole Indosuez, where he was the co-head and managing director responsible for management of the firm’s $4.0 billion in CLOs and a member of the investment committee responsible for a portfolio of private equity co-investments and mezzanine debt investments. Previously, Mr. Smith worked at Van Kampen and Frye Louis Capital Management. Mr. Smith received a Masters degree in Management from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Petroleum Engineering from the University of Southern California.

PORTFOLIO COMPANIES

The following table sets forth certain information as of June 30, 2009, with respect to each company in which we had a debt or equity investment. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments, and the board observer or participation rights we may receive. We do not “control” and are not an “affiliate” of any of our portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

For information relating to the value of our investments in our portfolio companies, see our Unaudited Schedule of Investments at June 30, 2009, at page F-6.

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Us	Percentage of Class Held	Cost of Investment (in thousands)
Senior Secured Debt—First Lien

Texas Competitive Electric Holdings (TXU Corp.) 1601 Bryan Street Dallas, TX 75201-3411	TXU Corp. is a privately held company which generates, distributes and sells electricity largely within the Texas marketplace.			$1,819

First Data Corporation 6200 South Quebec Street Greenwood Village, CO 80111	First Data is a provider of electronic commerce and payment solutions for merchants, financial institutions and card issuers globally.			$706

Vertellus Specialties, Inc. 300 North Meridian Street Suite 1500 Indianapolis, IN 46204	Vertellus manufactures high value specialty chemical products.			$407

Global Tel*Link P.O. Box 173875 Denver, CO 80217	Global Tel Link provides telecommunications services to the corrections industry.			$371

King Pharmaceuticals, Inc. 501 Fifth Street Bristol, TN 37620	King Pharmaceuticals provides branded prescription pharmaceutical products worldwide.			$337

Corel Corporation 385 Ravendale Drive Mountain View, CA 94043-5240	Corel Corporation is a global packaged software company.			$722

1-800 Contacts 66 E.Wadsworth Park Drive Draper, Utah 84020-8995	1-800 Contacts is a direct-to-consumer retailer of contact lenses.			$1,797

Kenan Advantage Group, Inc. 4366 Mt. Pleasant St NW North Canton, OH 44720	Kenan Advantage Group is a fuels delivery company in North America.			$769

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Us	Percentage of Class Held	Cost of Investment (in thousands)
West Corp. 11808 Miracle Hills Drive Omaha, NE 68154	West Corp is a teleservices provider in the United States.			$438

Contec LLC 1011 State St, Schenectady, NY 12307-1500	Contec is a provider of repair and maintenance services for digital cable set-top boxes in the United States.			$1,590

Apptis Inc. 4800 Westfields Boulevard Chantilly, VA 20151	Apptis provides complex IT service and consulting to the federal government.			$659

SafeNet, Inc. 4690 Millennium Drive Belcamp, MD 21017	SafeNet provides comprehensive security solutions utilizing its encryption technologies to protect communications, intellectual property and digital identities, while offering a full spectrum of products including hardware, software, silicon chips and intellectual property.			$347

Intralinks 150 East 42nd Street 8th Floor New York, NY 10017	Intralinks provides hosted, software-as-service workspaces to exchange / manage time-sensitive, confidential information.			$1,092

Data Transmission Network Corp 11400 Rupp Drive Minneapolis, MN 55337	Data Transmission Network Corp is a information service provider to the agricultural producer, agribusiness and energy communities.			$503

Hartland Clarke Holdings Corp. 10931 Laureate Drive, San Antonio, Texas 78249	Hartland Clarke Holdings Corp. is a provider of checks and check-related products and services in the United States			$951

Caritor, Inc. (Keane, Inc.) 100 City Square Boston, MA 02129	Caritor, Inc. (Keane, Inc.) offers a broad range of application, infrastructure, and business outsourcing services to business and government agencies.			$724

Columbian Chemicals 1800 West Oak Commons Court Marietta, GA 30062	Columbian Chemicals is a global provider of carbon black additives for rubber, plastic, and liquid products.			$767

NCO Group 507 Prudential Road Horsham, PA 19044	NCO Group provides clients with business process outsourcing solutions in order to create value for businesses.			$682

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Us	Percentage of Class Held	Cost of Investment (in thousands)
Quantum Corporation 1650 Technology Drive Suite 700 San Jose, CA 95110	Quantum Corp. is a global IT firm specializing in backup, recover, and archive services			$832

Clientlogic Corporation (Sitel) Two American Center, Suite 1000 3102 West End Avenue Nashville, TN 37203	Clientlogic Corp. (Sitel) is a global business process outsourcing provider of customer care and back office processes.			$1,446

WCP Exposition Services Operating Company, LLC 139 Campanelli Drive Middleboro, MA 02346	WCP Exposition Services Operating Company, LLC, through its subsidiaries, provides general contracting services for tradeshows and conventions, including booth preparation, material handling, registration, and other services.			$255

Senior Secured Debt—Second Lien

Asurion Corp. 8880 Ward Parkway Kansas City, MO 64114-2762	Asurion is a provider of value-added services to the wireless industry.			$627

Bresnan Communications LLC One Manhattanville Road Purchase, NY 10577-2596	Bresnan Communications is a cable operator serving customers in the states of Montana, Wyoming, Colorado and Utah.			$741

Sorenson Communications Inc. 4192 South Riverboat Road Suite 100 Salt Lake City, UT 84123	Sorenson is a provider of IP-based video communication technology and services to the deaf and hard-of-hearing population in the United States.			$1,142

Intergraph Corporation 170 Graphics Drive Madison, AL 35738	Intergraph Corp. is a global provider of engineering and geospatial software that enables customers to visualize complex data.			$855

American Safety Razor Company 240 Cedar Knolls Road Suite 401 Cedar Knolls, NJ 07927	American Safety Razor Company is a manufacturer of blades and cutting tools for home, health and industry.			$1,800

Awesome Acquisition Company 1080 West Bethel Road Coppell, TX 75019	Awesome Acquisition Company is the owner of the CiCi’s Pizza restaurant franchise.			$1,370

Dresser, Inc. 15455 Dallas Parkway Addison, TX 75001	Dresser, Inc. provides equipment and services for applications in global energy infrastructure.			$1,385

Name and Address of Portfolio Company	Nature of its Principal Business	Title of Securities Held by Us	Percentage of Class Held	Cost of Investment (in thousands)
Harrington Holdings, Inc. 1810 Summit Commerce Park Twinsburg, Ohio 44087	Harrington Holdings, Inc. markets and distributes products to managed care beneficiaries, home care supply providers, and healthcare professionals.			$652

Senior Unsecured Bonds

OSI Restaurant Partners, LLC 2202 N. West Shore Blvd. 5th Floor Tampa, Florida 33607	OSI Restaurant Partners, LLC is a casual dining restaurant company that owns Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill, Fleming’s Prime Steakhouse & Wine Bar, and Roy’s Hawaiian Fusion Cuisine.			$1,354

INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

Overview of FB Advisor

Management Services and Responsibilities

FB Advisor has registered as an investment adviser under the Advisers Act and serves as our investment adviser pursuant to the investment advisory and administrative services agreement in accordance with the 1940 Act. Subject to the overall supervision of our board of directors, FB Advisor oversees our day-to-day operations and provide us with investment advisory services. Under the terms of the investment advisory and administrative services agreement, FB Advisor:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	determines what securities we will purchase, retain or sell;

•	identifies, evaluates, negotiates and structures the investments we make; and

•	executes, monitors and services the investments we make.

FB Advisor’s services under the investment advisory and administrative services agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired. In addition, FB Advisor performs certain administrative services under the investment advisory and administrative services agreement. See “Administrative Services.”

Advisory Fees

We pay FB Advisor a fee for its services under the investment advisory and administrative services agreement consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee payable to FB Advisor and any incentive fees it earns are ultimately be borne by our common stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 2.0% of our average gross assets. The base management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. The base management fee may or may not be taken in whole or in part at the discretion of FB Advisor. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as FB Advisor shall determine. The base management fee for any partial month or quarter will be appropriately prorated.

Incentive Fee

The incentive fee has three parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our “pre-incentive fee net investment income” for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly preferred return to investors, expressed as a rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 2.0% (8.0% annualized), subject to a “catch up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses reimbursed to FB Advisor under the investment advisory and administrative services agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No incentive fee is payable to FB Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 2.0% (the “preferred return”).

•

100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 2.5% in any calendar quarter (10.0% annualized) is payable to FB Advisor. We refer to this portion of our pre-incentive fee net investment income (which exceeds the preferred return but is less than or equal to 2.5%) as the “catch-up.” The “catch-up” provision is intended to provide FB Advisor with an incentive fee of 20.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 2.5% in any calendar quarter.

•

20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.5% in any calendar quarter (10.0% annualized) is payable to FB Advisor once the preferred return is reached and the catch-up is achieved, (20.0% of all pre-incentive fee net investment income thereafter is allocated to FB Advisor).

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income

(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income

allocated to income-related portion of incentive fee

These calculations will be appropriately pro rated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the current calendar quarter.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains during operations, will be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to a liquidation of the company and will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of our incentive fee capital gains, which will equal our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

The third part of the incentive fee, which we refer to as the subordinated liquidation incentive fee, will equal 20.0% of the net proceeds from a liquidation of the company in excess of adjusted capital, as calculated immediately prior to liquidation.

All percentages are based on average adjusted capital as defined above.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter

Scenario 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Preferred return(1) = 2.0%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income—(base management fee + other expenses) = 0.55%

Pre-incentive fee net investment income does not exceed the preferred return rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.9%

Preferred return(1) = 2.0%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income—(base management fee + other expenses) = 2.2%

Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to

“catch-up”)(4)

= 100% x (2.2% – 2.0%)
= 0.2%

Pre-incentive fee net investment income exceeds the preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the subordinated incentive fee on income is 0.2%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Preferred return(1) = 2.0%

Base management fee(2) = 0.5%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income -(base management fee + other expenses) = 2.8%

Catch up = 100% × pre-incentive fee net investment income (subject to “catch-up”)(4)

Subordinated incentive fee on income = 100% × “catch-up” + (20.0% × (pre-incentive fee net investment income - 2.5%))

Catch up	= 2.5% – 2.0%
= 0.5%

Subordinated incentive fee on income = (100% × 0.5%) + (20.0% × (2.8% – 2.5%))

= 0.5% + (20% × 0.3%)
= 0.5% + 0.06%
= 0.56%

Pre-incentive fee net investment income exceeds the preferred return and fully satisfies the “catch-up” provision, therefore the subordinated incentive fee on income is 0.56%.

(1)	Represents 8.0% annualized preferred return.

(2)	Represents 2.0% annualized base management fee on average gross assets. Examples assume assets are equal to adjusted capital.

(3)	Excludes organizational and offering expenses.

(4)	The “catch-up” provision is intended to provide FB Advisor with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 2.5% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains During Operations

Scenario 1:

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The incentive fee on capital gains during operations would be:

Year 1: None

Year 2: Incentive fee on capital gains during operations of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)

Year 3: None g $5 million (20.0% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

Year 4: Incentive fee on capital gains during operations of $200,000 g $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains during operations taken in Year 2)

Scenario 2

Assumptions

Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4: FMV of Investment B determined to be $35 million

Year 5: Investment B sold for $20 million

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $5 million incentive fee on capital gains during operations g 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: $1.4 million incentive fee on capital gains during operations g $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains during operations received in Year 2

Year 4: None

Year 5: None g $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains during operations paid in Year 2 and Year 3

Example 3: Subordinated Liquidation Incentive Fee

Scenario 1

Assumptions

Year 1: Gross offering proceeds total $85 million. $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $25 million and all proceeds, net of any capital gains incentive fees payable, are returned to shareholders. FMV of Investment B determined to be $30 million and FMV of Investment C determined to be $27 million.

Year 3: FMV of Investment B determined to be $31 million. FMV of Investment C Determined to be $20 million.

Year 4: FMV of Investment B determined to be $35 million. FMV of Investment C determined to be $25 million.

Year 5: Investments B and C sold in an orderly liquidation for total proceeds of $55 million. All proceeds, net of any capital gains incentive fees payable, are returned to shareholders.

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $1 million incentive fee on capital gains during operations g 20.0% multiplied by a realized gain $5 million (no unrealized depreciation or realized losses occurred). Adjusted capital now equals $61 million ($85 million gross proceeds less $24 million returned to shareholders from the sale of portfolio investments).

Year 3: None

Year 4: None

Year 5: No subordinated liquidation incentive fee due g Liquidation proceeds of $55 million are less than adjusted capital immediately prior to liquidation ($61 million).

Scenario 2

Assumptions

Year 1: Gross offering proceeds total $85 million. $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

Year 2: Investment A sold for $25 million and all proceeds, net of any capital gains incentive fees payable, are returned to shareholders. FMV of Investment B determined to be $30 million and FMV of Investment C determined to be $27 million.

Year 3: FMV of Investment B determined to be $31 million. FMV of Investment C Determined to be $20 million.

Year 4: FMV of Investment B determined to be $35 million. FMV of Investment C determined to be $25 million.

Year 5: Investments B and C sold in an orderly liquidation for total proceeds of $80 million. All proceeds, net of any capital gains incentive fees payable, are returned to shareholders.

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $1 million incentive fee on capital gains during operations g 20.0% multiplied by a realized gain $5 million (no unrealized depreciation or realized losses occurred). Adjusted capital now equals $61 million ($85 million gross proceeds less $24 million returned to shareholders from the sale of portfolio investments).

Year 3: None

Year 4: None

Year 5: $3.8 million subordinated liquidation incentive fee g 20.0% multiplied by liquidation proceeds ($80 million) in excess of adjusted capital immediately prior to liquidation ($61 million), or $19 million.

*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of advisory fees and other expenses under the investment advisory and administrative services agreement. Our investment advisory fee compensates FB Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments. FB Advisor shall be responsible for compensating GDFM for its services pursuant to the sub-advisory agreement. We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the investment advisory and administrative services agreement;

•	the cost of calculating our net asset value, including the cost of any third-party valuation services;

•	the cost of effecting sales and repurchase of shares of our common stock and other securities;

•	investment advisory fees;

•

fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of proxy statements, stockholders’ reports and notices;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone, and staff;

•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

•	brokerage commissions for our investments; and

•

all other expenses incurred by FB Advisor, GDFM or us in connection with administering our business, including expenses incurred by FB Advisor or GDFM in performing its obligations, and the reimbursement of the compensation of our chief financial officer and chief compliance officer paid by FB Advisor, to the extent they are not controlling persons of FB Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement.

Reimbursement of FB Advisor

We reimburse FB Advisor for the administrative expenses necessary for its performance of services to us, provided that such reimbursement shall be the lower of FB Advisor’s actual costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, and provided further that such costs will be reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We will not reimburse FB Advisor for any services for which it receives a separate fee, nor for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FB Advisor.

Duration and Termination

The investment advisory and administrative services agreement became effective on the date that we met our minimum offering requirement, or January 2, 2009. Unless earlier terminated as described below, the investment advisory and administrative services agreement remains in effect until January 2011 and will remain in effect from year-to-year thereafter if approved annually by the board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory and administrative services agreement.

The investment advisory and administrative services agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory and administrative services agreement provides that we may terminate the agreement without penalty upon 60 days’ written notice to FB Advisor. If FB

Advisor wishes to voluntarily terminate the investment advisory and administrative services agreement, it must give stockholders a minimum of 120 days notice prior to termination and must pay all expenses associated with its termination. The investment advisory and administrative services agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities.

Without the vote of a majority of our outstanding voting securities, our investment advisory and administrative services agreement may not be materially amended, nor may we engage in a merger or other reorganization of FB Advisor. In addition, should we or FB Advisor elect to terminate the investment advisory and administrative services agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common stock, except in limited circumstances where a temporary adviser may be appointed without stockholder consent, consistent with the 1940 Act for a time period not to exceed 150 days following the date on which the previous contract terminates. FB Advisor may not terminate the investment sub-advisory agreement with GDFM without prior approval from our board of directors.

Prohibited Activities

Our charter prohibits the following activities between us and FB Advisor:

•

We may not purchase or lease assets in which FB Advisor has an interest unless we disclose the terms of the transaction to our stockholders and the terms do not exceed the lesser of cost or fair market value, as determined by an independent expert;

•	FB Advisor may not acquire assets from us unless approved by our stockholders in accordance with our charter;

•	We may not lease assets to FB Advisor unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;

•	We may not make any loans to FB Advisor except for the advancement of funds as permitted by our charter;

•	We may not acquire assets in exchange for our stock;

•

We may not pay a commission or fee, either directly or indirectly to FB Advisor, except as otherwise permitted by our charter, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	FB Advisor may not charge duplicate fees to us; and

•	FB Advisor may not provide financing to us with a term in excess of 12 months.

In addition, the investment advisory and administrative services agreement prohibits FB Advisor from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. FB Advisor is also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, FB Advisor is prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification

Our charter and the investment advisory and administrative services agreement provides that FB Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by the adviser, nor shall FB Advisor be held harmless for any loss or liability suffered by us, unless (i) FB Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (ii) FB Advisor was acting on behalf of or performing services for us, (iii) the liability or loss suffered was not the result of negligence or misconduct by FB Advisor or an affiliate thereof acting as our agent, and (iv) the indemnification or agreement to hold FB Advisor harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders.

Organization of FB Advisor

FB Advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of FB Advisor is c/o FB Income Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867.

Overview of GDFM

GDFM acts as our sub-adviser pursuant to an investment sub-advisory agreement with FB Advisor and is registered as an investment adviser with the SEC under the Advisers Act. GDFM is a Delaware limited liability company with principal offices located at 345 Park Avenue, New York, New York 10017.

Under the terms of the sub-advisory agreement, GDFM assists FB Advisor in managing our portfolio in accordance with our stated investment objectives and policies. This assistance includes making investment recommendations, monitoring and servicing our investments, performing due diligence on prospective portfolio companies, and providing research and other investment advisory services for us. However, all investment decisions are ultimately the responsibility of FB Advisor’s investment committee.

The sub-advisory agreement provides that GDFM will receive a portion of all fees payable to FB Advisor under the investment advisory and administrative services agreement. On an annual basis, GDFM shall receive $0 of the first $500,000 of the fees payable to FB Advisor under the investment advisory and administrative services agreement with respect to each year, $750,000 of the next $750,000 of fees payable to FB Advisor under the investment advisory and administrative services agreement with respect to each year and 50% of all fees in excess of $1,250,000 payable to FB Advisor under the investment advisory and administrative services agreement with respect to each year.

The sub-advisory agreement may be terminated at any time, without the payment of any penalty, by GDFM or, upon 60 days’ written notice, by FB Advisor, if the board of directors or the holders of a majority of our outstanding voting securities determine that it should be terminated.

Board Approval of the Investment Advisory and Sub-Advisory Agreements

Our investment advisory and administrative services agreement and investment sub-advisory agreement were approved by our board of directors on May 13, 2008 and became effective upon our meeting the minimum offering requirement in January 2009.

ADMINISTRATIVE SERVICES

FB Advisor is reimbursed for administrative expenses it incurs on our behalf, including general ledger accounting, fund accounting, and investor services. FB Advisor also performs, or oversees the performance of, our corporate operations and required administrative services, which includes being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, FB Advisor assists us in publishing our net asset value, overseeing the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. For providing these services, facilities and personnel, we will reimburse FB Advisor for administrative expenses it incurs in performing its obligations.

For a discussion of the indemnification provisions in the investment advisory and administrative services agreement, see “Investment Advisory and Administrative Services Agreement—Indemnification.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an investment advisory and administrative services agreement with FB Advisor. Pursuant to the investment advisory and administrative services agreement, we will pay FB Advisor a base management fee and an incentive fee. See “Investment Advisory and Administrative Services Agreement” for a description of how the fees payable to FB Advisor will be determined.

Mr. Forman, our chief executive officer, also serves as chief executive officer of FB Advisor, and Mr. Adelman serves as vice chairman of FB Advisor. In addition, Mr. Forman owns 75% of FB Advisor.

Prior to the occurrence of a liquidity event, all future transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors.

Allocation of FB Advisor’s Time

We rely, in part, on FB Advisor to manage our day-to-day activities and to implement our investment strategy. FB Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, FB Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. FB Advisor and its employees will devote only as much of its time to our business as FB Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, FB Advisor, its personnel, and certain affiliates may experience conflicts of interest in allocating management time, services, and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us. However, FB Advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all activities in which they are involved.

Allocation of GDFM’s Time

We rely, in part, on GDFM to assist with identifying investment opportunities and making investment recommendations to FB Advisor. GDFM, its affiliates and their respective members, partners, officers and employees will devote as much of their time to our activities as they deem necessary and appropriate. GDFM and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us and/or may involve substantial time and resources of GDFM. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of GDFM, its affiliates and their officers and employees will not be devoted exclusively to our business but will be allocated between us and the management of the monies of other advisees of GDFM and its affiliates.

Competition

Concurrent with this offering, employees of FB Advisor are simultaneously providing investment advisory services to FB Capital Partners, L.P. FB Capital Partners was organized for the purpose of sourcing and managing income-oriented investments for institutions and high net worth individuals. The investors of vehicles sponsored by FB Capital Partners are accredited investors or qualified purchasers. FB Advisor may determine it appropriate for us and one or more other investment accounts managed by FB Advisor, GDFM or any of their respective affiliates to participate in an investment opportunity. To the extent we are able to make co-investments with GDFM or its affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, FB Advisor will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate.

Affiliated Dealer Manager

The dealer manager is an affiliate of FB Advisor. This relationship may create conflicts in connection with the dealer manager’s due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in the prospectus for accuracy and completeness, due to its affiliation with FB Advisor, no independent review of us will be made in connection with the distribution of our shares in this offering.

Investments

As a BDC, we may be limited in our ability to invest in any portfolio company in which any fund or other client managed by FB Advisor, GDFM or any of their respective affiliates has an investment. We may also be limited in our ability to co-invest in a portfolio company with FB Advisor or one or more of its affiliates. We currently are seeking an exemptive order. However, there is no assurance that we will obtain such relief. As a result, we could be limited in our ability to invest in certain portfolio companies in which GDFM or any of its affiliates are investing or are invested.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of August 1, 2009, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors and each executive officer; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering.

Name	Shares Beneficially Owned as of the Date of This Prospectus
	Number	Percentage of class(2)	Percentage assuming maximum amount is purchased
Directors and Executive Officers:(1)

Interested Directors:

Michael C. Forman	96,310.842	2.0%	*
David J. Adelman	32,103.614	*	*
Michael Heller	11,557.813	*	*

Independent Directors:

Gregory P. Chandler	—	—	—
Barry H. Frank(3)	28,218.231	*	*
Thomas Gravina	—	—	—
Paul Mendelson	4,666.583	*	*
Gerald Stahlecker	—	—	—

Executive Officers:

Ryan D. Conley	864.318	*	*
Salvatore Faia	—	—	—
Charles Jacobson	—	—	—
All officers and directors as a group (11 persons)	173,721.401	3.5%	*

Other 5% Holders
Philadelphia College of Osteopathic Medicine Foundation 4180 City Ave Philadelphia, PA 19131-1695	277,594.881	5.6%	*

*	Less than one percent.

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o FS Investment Corporation, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867.

(2)	Based on a total of 4,935,735.404 shares of the Company’s common stock issued and outstanding on August 1, 2009.

(3)	Includes 12,986.455 shares held in trust, 12,942.956 shares held by spouse in trust, and 2,288.820 held in a joint account with spouse.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that are beneficially owned by each of our directors.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Michael C. Forman	Over $100,000
David J. Adelman	Over $100,000
Michael Heller	Over $100,000

Independent Directors:
Gregory P. Chandler	None
Barry H. Frank	Over $100,000
Thomas Gravina	None
Paul Mendelson	$10,001 - $50,000
Gerald Stahlecker	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned by our directors is based on an assumed initial public offering price of $10.00 per share.

(3)	The dollar range of equity securities beneficially owned are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

We intend to declare ordinary cash distributions monthly and pay such distributions on a quarterly basis. We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our stock. Any distributions of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We generally coordinate distribution payment dates so that the same price that is used for the monthly closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under our distribution reinvestment plan. Your reinvested distributions will purchase shares at a price equal to 95% of the price that the shares are sold in the offering at the monthly closing immediately following the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying DST Systems, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the plan administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 95% of the price that the shares are sold in the offering at the monthly closing immediately following the distribution date.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator’s fees under the plan.

If you receive your ordinary cash distributions in the form of stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. Your basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by notifying the plan administrator via its website at www.dstsystems.com, by filling out the transaction request form located at the bottom of your statement and sending it to the plan administrator at FS Investment Services, P.O. Box 219095, Kansas City, Missouri 64121-9095, or by calling the plan administrator at (877) 628-8575.

All correspondence concerning the plan should be directed to the plan administrator by mail at FS Investment Services, P.O. Box 219095, Kansas City, Missouri 64121-9095 or by telephone at (877) 628-8575.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to this registration statement of which this prospectus is a part. You may obtain a copy of the plan by request of the plan administrator or by contacting us.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities to be outstanding as of August 1, 2009:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column(3)
Common Stock	500,000,000	—	4,935,735

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided by the board of directors in setting the terms of classified or reclassified stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our board of directors, with approval from a majority of our independent directors, is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by the North American Securities Administrations Association, our charter and the investment advisory and administrative services agreement provide that FB Advisor and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by FB Advisor, nor shall FB Advisor be held harmless for any loss or liability suffered by us, unless (1) FB Advisor has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) FB Advisor was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by FB Advisor or an affiliate thereof acting as our agent and (4) the indemnification or agreement to hold FB Advisor harmless for any loss or liability suffered by us is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

FB Advisor has also entered into a sub-advisory agreement with GDFM. The sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GDFM is not liable for any error or judgment or mistake of law or for any loss we suffer. In addition, the sub-advisory agreement provides that GDFM will indemnify us and FB Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys’ fees, which we, FB Advisor, or any respective affiliates may sustain as a result of GDFM’s willful misconduct, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of FB Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former directors or officers of FB Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

As permitted by Maryland law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. Our bylaws provide that the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our charter as permitted by Maryland law, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under Maryland law, our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We currently have a total of seven members of the board of directors, four of whom are independent directors. Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, including a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the company each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that approval by a majority of our stockholders is needed for the following actions:

•	Amend the investment advisory and administrative services agreement; and

•	Removal of FB Advisor and election of a new investment adviser.

Without the approval of a majority of our stockholders, FB Advisor may not:

•	Amend the investment advisory and administrative services agreement except for amendments that would not adversely affect the interests of our stockholders;

•	Voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

•	Appoint a new investment adviser;

•	Sell all or substantially all of our assets other than in the ordinary course of business; and

•	Approve a merger or any other reorganization of FS Investment Corporation.

No Appraisal Rights

In certain extraordinary transactions, the Maryland General Corporation Law provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act defined and discussed below, as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our charter provides that stockholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions—Appraisal and Compensation.”

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Securities Exchange Act of 1934 and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director and

•

provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our charter, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director, may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our charter and bylaws, the law would permit our board of directors to override further changes to the charter or bylaws.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.fsinvestmentcorp.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (“documents”) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;

•	A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•

A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected, effective as of the date of our formation, to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement,

then we will not be subject to federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to qualify as a RIC for federal income tax purposes, we must, among other things:

•	continue to qualify as a business development company under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•

no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Qualifying Assets Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of 15%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 15% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 15% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are subject to a maximum federal income tax rate of 15% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service (including the amount of dividends, if any, eligible for the 15% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

In addition, with respect to certain distributions made to Non-U.S. stockholders in our taxable years beginning before January 1, 2010, no withholding will be required and the distributions generally will not be subject to federal income tax if (i) the distributions are properly designated in a notice timely delivered to our stockholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. Currently, we do not anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income eligible for the 15% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

REGULATION

We have elected to be regulated as a business development company under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below net asset value per share. See “Risk Factors—Risks Related to Business Development Companies—Regulations governing our operation as a business development company affect our ability to, and the way in which we raise additional capital, which may expose us to risks, including the typical risks associated with leverage.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a business development company, we are not permitted to invest in any portfolio company in which FB Advisor or any of its affiliates currently have an investment or to make any co-investments with FB Advisor or any of their affiliates without an exemptive order from the SEC. We are seeking an exemptive order. However, there is no assurance that we will obtain such relief. As a result, we could be limited in our ability to invest in certain portfolio companies in which GDFM or any of its affiliates are investing or are invested.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

a.	is organized under the laws of, and has its principal place of business in, the United States;

b.	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

c.	satisfies any of the following:

i.	does not have any class of securities that is traded on a national securities exchange;

ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.	is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or

iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

2.	Securities of any eligible portfolio company that we control.

3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. FB Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors—Risks Related to Business Development Companies.” Regulations governing our operation as a business development company and RIC will affect our ability to raise, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have attached our code of ethics as an exhibit to the registration statement of which this prospectus is a part. You may also read and copy the code of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

Compliance Policies and Procedures

We and FB Advisor have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to FB Advisor. The proxy voting policies and procedures of FB Advisor are set forth below. (The guidelines are reviewed periodically by FB Advisor and our non-interested directors, and, accordingly, are subject to change).

Introduction

As an investment adviser registered under the Advisers Act, FB Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of FB Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

FB Advisor will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although FB Advisor will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of FB Advisor are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how FB Advisor intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•

pursuant to Rule 13a-15 of the Exchange Act, beginning for our fiscal year ending December 31, 2009, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. For the year ended December 31, 2009, this report must also be audited by our independent registered public accounting firm.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PLAN OF DISTRIBUTION

General

This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to this registration statement, which are subject to SEC review, to allow us to continue this offering for at least two years. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock. Pursuant to our final prospectus, dated September 18, 2008, we were required to raise at least $2.5 million in sales of shares from purchasers not affiliated with us or FB Advisor within one year from the commencement of our offering in order to meet the minimum offering requirement and have offering proceeds released to us from an escrow account. We met the minimum offering requirement in January 2009 and commenced operations at such time.

We are offering our shares on a continuous basis at monthly closings at a price of $10.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price that is below net asset value. Although we are offering our shares on a continuous basis, we accept subscriptions at monthly closings in which we admit new stockholders. Our monthly closing dates for sales of shares will occur one business day after the dates upon which we make distribution payments to our stockholders if a distribution is due to be paid in such month. Shares pursuant to our distribution reinvestment plan will be issued on the same date that we hold our monthly closing, one business day following the date a distribution is payable. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our monthly closings for the sale of shares in this offering.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater then $5,000 and pay such amount at the time of subscription. You should make your check payable to “UMB Bank, N.A., as agent for FS Investment Corporation.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your shares, proceeds will be deposited into an interest-bearing account. Any interest accrued between the time subscription proceeds are received and the time shares are accepted will be used to purchase additional shares or fractions thereof. See “How to Subscribe.”

The dealer manager is a recently formed company with limited prior operating history. The dealer manager registered as a broker-dealer with the SEC and FINRA in December 2007, and this offering will be the first offering conducted by the dealer manager. The principal business of the dealer manager is to sell the shares registered in this offering. For additional information about the dealer manager, including information related to its affiliation with us and our adviser, see “Certain Relationships and Related Party Transactions.”

About the Dealer Manager

The dealer manager is FS2 Capital Partners, LLC. The dealer manager is a recently formed company with limited prior operating history that registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority, or FINRA, in December 2007. The dealer manager is an affiliate of FB Advisor. The dealer manager receives compensation for services relating to this offering and provides certain sales, promotional and marketing services to us in connection with the distribution of the shares of common stock offered pursuant to this prospectus. Other than serving as dealer manager for this offering, the dealer manager has no experience acting as a dealer manager for an offering.

Biographical information regarding Scott E. Larson, the president of the dealer manager, is set forth below.

Scott E. Larson, CFP® serves as president of FS2 Capital Partners, leading the sales and distribution efforts for this offering, and also as president of Franklin Square Holdings, LP. Mr. Larson also serves as the registered principal of FS2 Capital Partners. Prior to joining FS2 Capital Partners, Mr. Larson served as senior vice president, national sales manager of CNL Securities Corp. from 2003 to 2007 where he was responsible for the day-to-day sales activities of the broker-dealer, including sales planning and execution, budgeting, platform design and management, sales technology development and implementation, compliance, continuing education, marketing and human resources. Mr. Larson began his career with IDS/American Express, where he spent nine years. Mr. Larson is a Cum Laude graduate of Augsburg College in Minneapolis, with a B.A. in Business Administration and Marketing, and is a Certified Financial Planner™ certificant.

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided below, the dealer manager receives selling commissions of 7.0% of the gross proceeds of shares sold in the offering. The dealer manager also receives a dealer manager fee of 3.0% of the gross offering proceeds as compensation for acting as the dealer manager.

The dealer manager authorizes other broker-dealers that are members of FINRA, which we refer to as selected broker-dealers, to sell our shares. The dealer manager may reallow all of its selling commissions attributable to a selected broker-dealer.

The dealer manager, in its sole discretion, may reallow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the 3.0% dealer manager fee will be 1.5% of the gross proceeds from shares sold in the offering.

In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for bona fide accountable due diligence expenses. We expect to reimburse approximately 0.5% of the gross offering proceeds for accountable due diligence expenses.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering may not exceed 10% of our gross offering proceeds. If, upon the termination of the offering, the total amount of underwriting compensation paid in connection with the offering exceeds 10% of our gross offering proceeds (excluding proceeds from the sale of shares under our distribution reinvestment plan), then the dealer manager will pay to us an amount equal to the underwriting compensation in excess of 10%.

We have agreed to indemnify the participating broker-dealers, including the dealer manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

Our executive officers and directors and their immediate family members, as well as officers and employees of FB Advisor and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of shares of our common stock that may be sold to such persons. In addition, the selling commission and the dealer manager fee may be reduced or waived in connection with certain categories of sales, including but not limited to sales for which a volume discount applies, sales to certain institutional investors, sales to employees of selected broker-dealers, sales made by certain selected dealers at the discretion of the dealer manager, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. We may also make certain sales directly to these groups designated by management without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. FB Advisor and its affiliates will be expected to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

We are offering volume discounts to investors who purchase more than $500,000 worth of our shares through the same selected broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares.

Dollar Amount of Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range(1)	Reduced Commission Rate
1 – $ 500,000	$10.00	7.0%
$ 500,000 – $ 750,000	$9.90	6.0%
$ 750,000 – $1,000,000	$9.80	5.0%
$1,000,000 – $2,500,000	$9.70	4.0%
$2,500,000 – $5,000,000	$9.60	3.0%
$5,000,000 and up	$9.50	2.0%

(1)	Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $10.00, a purchase of $1,250,000 would result in a weighted average purchase price of $9.88 per share as shown below:

•	$500,000 at $10.00 per share (total: 50,000 shares) and a 7.0% commission;

•	$250,000 at $9.90 per share (total: 25,252.525 shares) and a 6.0% commission;

•	$250,000 at $9.80 per share (total: 25,510.204 shares) and a 5.0% commission; and

•	$250,000 at $9.70 per share (total: 25,773.196 shares) and a 4.0% commission.

To qualify for a volume discount as a result of multiple purchases of our shares you must use the same selected broker-dealer and you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our offering through the same selected broker-dealer.

To the extent purchased through the same selected broker-dealer, the following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

Only shares purchased in our offering pursuant to this prospectus are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify you for the different discount levels.

Other Discounts

The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions and/or dealer manager fees. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our shares. Any reduction in the selling commissions and dealer manager fees would be prorated among the separate subscribers.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;

•	cover letters transmitting the prospectus;

•	brochures containing a summary description of the offering;

•	fact sheets describing the general nature of FS Investment Corporation and our investment objectives;

•	asset flyers describing our recent investments;

•	broker updates;

•	online investor presentations;

•	third-party article reprints;

•	website material;

•	electronic media presentations; and

•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by FB Advisor or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares in this offering only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in the prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of common shares under this registration statement.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of FB Advisor and GDFM, and (e) the tax consequences of the investment.

In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards.

Alabama—Investors must have a net worth of at least 10 times their investment in us and other similar programs.

Arizona—The term of this offering shall be effective for a period of one year with the ability to renew for additional periods of one year.

Iowa—Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her net worth.

Kansas—The Office of the Kansas Securities Commissioner recommends that you should limit your aggregate investment in our shares and other similar investments to not more than 10% of your liquid net worth. Liquid net worth is that portion of your total net worth (assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky—Investors who reside in the state of Kentucky must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Massachusetts—In addition to the suitability standards above, the Commonwealth of Massachusetts requires that each Massachusetts investor will limit his or her aggregate investment in our common stock and other similar investments to a maximum of 10% of his or her liquid net worth. Liquid net worth is that position of an investor’s total net worth (assets minus liabilities) that is composed of cash, cash equivalents and readily marketable securities.

Michigan—In addition to the suitability standards above, the State of Michigan requires that each Michigan investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

Nebraska—We must sell a minimum of 500,000 shares before accepting any subscriptions from residents of Nebraska.

Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor will limit his or her investment in our common stock to a maximum of 10% of his or her net worth.

The minimum purchase amount is $5,000 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our stock, our investment objectives and the relative illiquidity of our stock, shares of our stock are an appropriate investment for those of you who become stockholders. Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder in the subscription agreement. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our stock is suitable and appropriate for a stockholder.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

LIQUIDITY STRATEGY

We intend to seek to complete a liquidity event for our stockholders between five and seven years following the completion of our offering stage. We may, however, determine to complete a liquidity event prior to such time. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the above scenarios as “liquidity events.” While our intention is to seek to complete a liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our securities on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

Beginning in January 2010, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. We will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934 and the 1940 Act. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our monthly closings for the sale of shares in this offering.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we will limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. We will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase.

If you wish to tender your shares to be repurchased you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When the board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

In the event that FB Advisor or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contributions of Messrs. Forman and Adelman. Messrs. Forman and Adelman will not tender their shares for repurchase as long as FB Advisor remains our investment adviser.

We have received exemptive relief from Regulation M under the Securities Exchange Act of 1934, as amended, from the Division of Trading and Markets of the SEC in connection with our proposed share repurchase program.

Transfer on death designation. You have the option of placing a transfer on death, or “TOD,” designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by PFPC Trust Company, which will be renamed to PNC Trust Company effective June 7, 2010. The address of the custodian is: 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153. DST Systems, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594, telephone number: (816)  435-8474.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, FB Advisor is primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. FB Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While FB Advisor will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, FB Advisor may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if FB Advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Sutherland Asbill & Brennan LLP, Washington, D.C., and certain matters with respect to Maryland law have been passed upon by Miles & Stockbridge P.C., Baltimore, Maryland.

EXPERTS

McGladrey & Pullen, LLP, an independent registered public accounting firm located at 512 Township Line Road, One Valley Square, Suite 250, Blue Bell, Pennsylvania, 19422, has audited our financial statements as of December 31, 2008 and 2007.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of FS Investment Corporation and its affiliated companies. This notice supersedes any other privacy notice you may have received from FS Investment Corporation.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	Authorized Employees of FB Advisor. It is our policy that only authorized employees of FB Advisor who need to know your personal information will have access to it.

•

Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

•

Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

FS Investment Corporation

Balance Sheets

(in thousands, except share amounts)

	June 30, 2009 (Unaudited)	December 31, 2008
Assets
Investments, at fair value (cost—$27,140)	$29,313	$—
Cash	1,917	1,000
Receivable for investments sold and repaid	28	—
Reimbursement from sponsor	52	—
Interest receivable	101	—
Prepaid expenses and other assets	15	—

Total assets	$31,426	$1,000

Liabilities
Payable for investments purchased	$5,673	$—
Management fees payable	114	—
Administrative services fees payable	25	—
Other accrued expenses and liabilities	91	1

Total liabilities	5,903	1

Stockholders’ equity
Common stock, $0.001 par value, 500,000,000 shares authorized, 2,956,619 and 128,414 shares issued and outstanding, respectively(1)	3	—
Capital in excess of par value	23,990	1,641
Accumulated deficit	(642)	(642)
Net unrealized appreciation on investments	2,172	—

Total stockholders’ equity	25,523	999

Total liabilities and stockholders’ equity	$31,426	$1,000

Net asset value per common share at period end	$8.63	$7.78

(1)	As discussed in Note 5, between March 31, 2009 and July 31, 2009, the Company issued five stock distributions. The outstanding shares and net asset value per common share reflect these stock distributions on a retroactive basis.

See notes to financial statements.

FS Investment Corporation

Unaudited Statements of Operations

(in thousands, except share amounts)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Investment income
Interest income	$570	$8	$728	$11

Operating expenses
Management fees	114	—	152	—
Administrative services expenses	56	—	94	—
Other general and administrative expenses	292	107	484	350

Total expenses	462	107	730	350
Less: Expense reimbursement from sponsor (Note 4)	(52)	—	(176)	—

Net expenses	410	107	554	350

Net investment income (loss)	160	(99)	174	(339)

Realized and unrealized gain
Net realized gain on investments	235	—	359	—
Net change in unrealized appreciation on investments	2,017	—	2,172	—

Total net realized and unrealized gain on investments	2,252	—	2,531	—

Net increase (decrease) in net assets resulting from operations	$2,412	$(99)	$2,705	$(339)

Earnings (loss) per share—basic and diluted	$1.04	$(0.77)	$1.71	$(3.18)

Weighted average shares outstanding—basic and diluted(1)	2,315,173	128,414	1,584,828	106,542

(1)	As discussed in Note 5, between March 31, 2009 and July 31, 2009, the Company issued five stock distributions. The weighted average shares used in the computation of earnings (loss) per share reflect these stock distributions on a retroactive basis.

See notes to financial statements.

FS Investment Corporation

Unaudited Statements of Changes in Net Assets

(in thousands)

	Six months ended June 30,
	2009	2008
Operations
Net investment income (loss)	$174	$(339)
Net realized gain on investments	359	—
Net change in unrealized appreciation on investments	2,172	—

Net increase (decrease) in net assets resulting from operations	2,705	(339)

Stockholder distributions
Distributions from net investment income	(174)	—
Distributions from net realized gain on investments	(359)	—

Net decrease in net assets resulting from stockholder distributions	(533)	—

Capital share transactions
Issuance of common stock	24,559	1,000
Reinvestment of stockholder distributions	42	—
Offering costs	(2,006)	(768)
Reimbursement of investment advisor (Note 4)	(383)	—
Capital contributions of investment advisor	140	1,118

Net increase in net assets resulting from capital share transactions	22,352	1,350

Total increase in net assets	24,524	1,011
Net assets at beginning of period	999	—

Net assets at end of period	$25,523	$1,011

See notes to financial statements.

FS Investment Corporation

Unaudited Statements of Cash Flows

(in thousands)

	Six months ended June 30,
	2009	2008
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$2,705	$(339)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(31,168)	—
Proceeds from sales and repayments of investments	4,724	—
Net change in unrealized appreciation on investments	(2,172)	—
Net realized gain on investments	(359)	—
Accretion of discount	(338)	—
Increase in interest receivable	(101)	—
Increase in prepaid expenses and other assets	(15)	—
Increase in payable for investments purchased	5,673	—
Increase in receivable for investments sold and repaid	(28)	—
Increase in management fees payable	114	—
Increase in administrative services fees payable	25	—
Increase in reimbursement receivable from sponsor	(52)	—
Increase in other accrued expenses and liabilities	90	—

Net cash used in operating activities	(20,902)	(339)

Cash flows from financing activities
Issuance of common stock	24,559	1,000
Reinvestment of stockholder distributions	42	—
Offering costs	(2,006)	(768)
Payments to investment advisor for offering and organization costs	(383)	—
Capital contributions of investment advisor	140	1,118
Stockholder distributions	(533)	—

Net cash provided by financing activities	21,819	1,350

Total increase in cash	917	1,011
Cash at beginning of period	1,000	—

Cash at end of period	$1,917	$1,011

See notes to financial statements.

FS Investment Corporation

Unaudited Schedule of Investments

As of June 30, 2009

(in thousands)

Portfolio Company	Industry	Principal Amount	Cost	Fair(a) Value
Senior Secured Loans—First Lien—72.5%
1-800 Contacts, Inc., L+395, 3/4/15(b)	Healthcare	$2,095	$1,797	$1,822
Apptis (DE), Inc., L+325, 12/20/12	Defense and Aerospace	884	659	676
Caritor, Inc. (Keane, Inc.), L+225, 6/04/13	IT Outsourcing	998	724	781
Columbian Chemicals, L+600, 3/16/13(b)	Commodity Chemicals	1,214	767	910
Contec LLC, L+475, 7/28/14	Telecommunications	1,994	1,590	1,630
Corel Corp., L+400, 5/2/12	Software	940	722	788
Data Transmission Network Corp., L+500, 3/10/13	Business Information Services	571	503	517
First Data Corp., L+ 275, 9/24/14	Merchant Processing	995	706	750
Global Tel Link Corp., L+600, 2/14/13	Telecommunications	417	371	376
Harland Clarke Holdings Corp., L+250, 6/30/14	Business Information Services	1,494	951	1,162
Intralinks, Inc., L+275, 6/15/14	Business Information Services	1,488	1,092	1,108
Kenan Advantage Group, Inc., L+275, 12/16/11	Transportation and Logistics	995	769	935
King Pharmaceuticals, Inc., L+500, 4/19/12	Specialty Pharmaceuticals	368	337	337
NCO Group, L+500, 5/15/13	Business Process Outsourcing	997	682	888
Quantum Corp., L+350, 7/12/14	Storage Software and Hardware	997	832	853
SafeNet, Inc., L+250, 4/12/14	Networking and Security Equipment	497	347	445
Sitel a.k.a Clientlogic Corp. L+550, 1/30/14	Professional and Business Services	2,000	1,446	1,430
Texas Competitive Electric Holdings Co. LLC, L+350, 10/10/14(b)	Utility	2,491	1,819	1,787
Vertellus Specialties, Inc., L+425, 12/10/12	Specialty Chemicals	490	407	466
WCP Exposition Services Operating Company, L+600, 8/29/11	Tradeshows	563	255	352
West Corp., L+500, 10/24/13	Telecommunications Services	497	438	494

Total Senior Secured Loans—First Lien		22,985	17,214	18,507

Senior Secured Loans—Second Lien—36.7%
American Safety Razor, L+625, 1/30/14(b)	Personal Care	2,500	1,800	1,825
Asurion Corp., L+650, 7/3/15	Insurance	1,000	627	872
Awesome Acquisition Co., L+ 500, 6/04/14(b)	Restaurants	2,000	1,370	1,480
Bresnan Communications LLC, L+450, 3/29/14	Broadcast and Entertainment	1,000	741	894
Dresser, Inc. L+575, 5/4/15	Computer and Electronics	2,000	1,385	1,418
Harrington Holdings, L+600, 7/11/14	Healthcare	1,000	652	710
Intergraph, L+600, 11/28/14	Software	1,000	855	893
Sorenson Communications, Inc., L+700, 2/16/14	Telecommunications	1,508	1,142	1,274

Total Senior Secured Loans—Second Lien		12,008	8,572	9,366

Senior Unsecured Bonds—5.6%
OSI Restaurant Partners LLC, 10%, 6/15/15	Food Services	2,000	1,354	1,440

Total Senior Unsecured Bonds		$2,000	1,354	1,440

TOTAL INVESTMENTS—114.8%			$27,140	29,313

LIABILITIES IN EXCESS OF OTHER ASSETS—(14.8% )				(3,790)

NET ASSETS—100.0%				$25,523

(a)	Fair value of investments determined by the Company’s board of directors (Note 7).

(b)	Position or portion of position unsettled as of June 30, 2009.

See notes to financial statements.

FS Investment Corporation

Notes to Unaudited Financial Statements

(in thousands, except share information)

Note 1. Principal Business and Organization

FS Investment Corporation (the “Company”) was incorporated under the general corporation laws of the State of Maryland on December 21, 2007 and formally commenced operations on January 2, 2009. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”), as amended. The Company intends to operate so as to qualify to be taxed as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986 (“the Code”).

Since commencing its initial public offering, the Company has sold 4,807,321 shares of common stock for gross proceeds of approximately $43,876. The Company has raised gross proceeds to date of approximately $44,876, including $1,000 contributed by the principals of the Company’s investment adviser in February 2008. The following table summarizes the sales of common stock on a monthly basis during 2009:

	Shares Sold(1)(2)	Average Price per Share(2)	Gross Proceeds
January	343,606	$8.00	$2,750
February	462,960	8.21	3,802
March	205,701	8.64	1,778
April	480,109	8.55	4,104
May	745,610	8.94	6,667
June	590,218	9.32	5,500
July	941,855	9.57	9,017
August	1,037,262	9.89	10,258

	4,807,321	$9.13	$43,876

(1)	The number of shares sold includes 18,527 shares purchased through the Company’s distribution reinvestment plan.

(2)	The number of shares sold and the average sales price per share have been retroactively adjusted to reflect the stock distributions issued subsequent to the date at which the shares were sold. All shares were sold at prices between $9.00 and $10.00 per share, depending on the amount of discounts or commissions waived by the dealer manager.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying unaudited financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For a more complete discussion of significant accounting policies and certain other information, the Company’s interim unaudited financial statements should be read in conjunction with its audited financial statements as of and for the year ended December 31, 2008 included in the Company’s Form 10-K. Operating results for the three and six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. The December balance sheet is derived from the 2008 audited financial statements. The Company has evaluated the impact of subsequent events through August 13, 2009, which is the date the financial statements were issued and filed with the Securities and Exchange Commission.

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share information.

Revenue Recognition: Security transactions are accounted for on the trade date. The Company records interest and dividend income on an accrual basis to the extent that it expects to collect such amounts. The Company does not accrue as a receivable interest or dividends on loans and securities if it has reason to doubt the ability to collect such income. Loan origination fees, original issue discount, and market discount are capitalized and such amounts are amortized as interest income over the respective term of the loan.

Upon the prepayment of a loan or security, any unamortized loan origination fees are recorded as interest income. The Company records prepayment premiums on loans and securities as interest income when it receives such amounts.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation: Gains or losses on the sale of investments are calculated by using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

Income Taxes: The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is exempt from federal income taxes if it distributes at least 90% of “Investment Company Taxable Income”, as defined by the Code, each year. Dividends paid up to one year after the current tax year can be carried back to the prior tax year for determining the dividends paid in such tax year. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, realized net short-term capital gains in excess of realized net long-term capital losses, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Dividends and Distributions: Dividends and distributions to common stockholders are recorded as of the record date. The amount to be paid out as a dividend is determined by the board of directors monthly. Net realized capital gains, if any, are distributed or deemed distributed at least annually.

Note 3. Recently Issued Accounting Standards

On September 30, 2008, the Financial Accounting Standards Board (“FASB”) and the SEC issued a joint press release clarifying the application of SFAS No. 157, Fair Value Measurements (“SFAS 157”) in a market that is not active. The FASB subsequently issued FASB Staff Position (“FSP”) 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), which clarifies that the fair value of an investment should reflect an exit price in an orderly transaction, not a forced liquidation or distressed sale. In a dislocated market, judgment is required to determine whether transactions are forced liquidations or distressed sales. The FASB also reiterated that an entity should utilize its own assumptions,

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 3. Recently Issued Accounting Standards (continued)

information and techniques to estimate fair value when relevant observable inputs are not available. The third area of clarification was that broker or pricing services quotes may not be determinative if an active market does not exist, and whether the quotes are indicative or binding should also be considered when weighting the available evidence.

In April 2009, FASB issued FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), which provides additional guidance for estimating fair value in accordance with SFAS 157, when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for all interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of FSP 157-4 did not have a significant impact on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS No. 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”), which amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about the fair value of financial instruments for interim reporting periods, as well as annual reporting periods. FSP FAS 107-1 and APB 28-1 are effective for all interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of FSP FAS 107-1 and APB 28-1 did not have a significant impact on the Company’s financial statements or disclosures.

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”), which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a significant impact on the Company’s financial statements.

In May 2009, the FASB issued SFAS 165, Subsequent Events (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of this standard has not had a significant impact on the Company’s financial statements or disclosures.

On June 3, 2009, the FASB voted to approve FASB Accounting Standards Codification (ASC) as the source of authoritative accounting and reporting standards in the United States, in addition to guidance issued by the SEC. FASB ASC is a restructuring of accounting and reporting standards designed to simplify user access to all authoritative U.S. GAAP by providing the authoritative literature in a topically organized structure. FASB ASC will reduce the hierarchy established by SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” to two levels, one that is authoritative and one that is not. FASB ASC became authoritative upon its release on July 1, 2009 and is effective for interim and annual periods ending after September 15, 2009.

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 4. Related Party Transactions

The Company has entered into an investment advisory and administrative services agreement with FB Income Advisor, LLC (“FB Advisor” or the “investment adviser”). Pursuant to the investment advisory and administrative services agreement, the investment adviser is paid a base management fee and certain incentive fees, if applicable. The Company commenced accruing fees under the agreement on January 2, 2009, upon the commencement of the Company’s operations. For the three and six months ended June 30, 2009, the investment adviser earned $114 and $152, respectively, in base management fees. The Company paid $38 of these fees as of June 30, 2009. The Company also reimburses FB Advisor for expenses necessary for its performance of services related to administering and operating the Company, provided that such reimbursement shall be the lower of FB Advisor’s actual costs or the amount that the Company would be required to pay for comparable services in the same geographic location, and provided further that such costs will be reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. During the three and six months ended June 30, 2009, the Company incurred administrative services charges of $56 and $94, respectively, attributable to the investment adviser. As of June 30, 2009, the Company has paid FB Advisor $69 for the services incurred under this arrangement.

The Company’s investment adviser has also funded offering costs and organization costs in the amount of $140 and $1,118 for the six months ended June 30, 2009 and 2008, respectively. These costs have been recorded by the Company as a contribution to capital. The offering costs were offset against capital in excess of par on the financial statements and the organization costs were charged to expense as incurred by the Company. The company incurred organization costs of $107 and $350, respectively, during the three and six months ended June 30, 2008. No such costs were incurred during the six months ended June 30, 2009.

Under the terms of the investment advisory and administrative services agreement, when the Company’s Registration Statement was brought effective by the SEC and the Company was successful in raising gross proceeds from unrelated outside investors of at least $2.5 million (the “minimum offering requirement”), the investment adviser became entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs listed above and any future offering or organization costs incurred have been recovered. On January 2, 2009, the Company exceeded its minimum offering requirement. The Company paid total reimbursements of $383 to its investment adviser during the six months ended June 30, 2009. The reimbursements are recorded as a reduction of capital.

Members of the Company’s investment adviser’s senior management team provide investment advisory services to both the Company and FB Capital Partners, L.P. FB Capital Partners, L.P., which is owned by Mr. Forman, the Company’s chief executive officer, was organized for the purpose of sourcing and managing income-oriented investments for institutions and high net worth individuals. While neither FB Capital Partners nor the Company’s investment adviser is making private corporate debt investments for clients other than the Company currently, the Company’s investment adviser intends to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objectives and strategies, if necessary, so that the Company will not be disadvantaged in relation to any other client of the Company’s investment adviser or its management team.

Beginning on February 26, 2009, the Company’s affiliate and sponsor, Franklin Square Holdings, L.P., which does business as Franklin Square Capital Partners (“Franklin Square Holdings”), agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that the Company’s net investment income and net short-term capital gains are equal to or greater than the cumulative distributions paid to the Company’s

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 4. Related Party Transactions (continued)

stockholders in each quarter. This arrangement is designed to ensure that no portion of the Company’s distributions will represent a return of capital for the Company’s stockholders. Franklin Square Holdings has no obligation to reimburse any portion of the Company’s expenses but has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that the Company bears a reasonable level of expenses in relation to its income. Subject to changes in prevailing interest rates, the Company expects that this expense reimbursement will no longer be required once it reaches $50 million in capital raised. The specific amount of expenses reimbursed by Franklin Square Holdings, if any, will be determined at the end of each quarter. During the three and six months ended June 30, 2009, these reimbursements totaled $52 and $176, respectively. Franklin Square Holdings is controlled by the Company’s president and chief executive officer, Michael Forman, and its director, David Adelman. There can be no assurance that Franklin Square Holdings will continue reimbursing any portion of the Company’s expenses in future quarters.

Note 5. Distributions

The following table reflects the cash distributions per share that the Company has declared on its common stock to date. On a tax basis, the distributions paid to its stockholders during the three and six months ended June 30, 2009 reflect a distribution of ordinary income.

Date Declared	Record Date	Payment Date	Distribution
			Per Share(1)	Amount
January 29, 2009	January 31, 2009	March 31, 2009	$0.0541	$26
February 26, 2009	February 27, 2009	March 31, 2009	0.0541	51
February 26, 2009	March 24, 2009	March 31, 2009	0.0541	62
April 30, 2009	April 30, 2009	June 30, 2009	0.0548	89
May 30, 2009	May 30, 2009	June 30, 2009	0.0565	134
June 30, 2009	June 30, 2009	June 30, 2009	0.0586	173
July 30, 2009	July 31, 2009	September 30, 2009	0.0606	236
August 6, 2009	August 31, 2009	September 30, 2009	0.0625	—
August 6, 2009	September 23, 2009	September 30, 2009	0.0625	—

(1)	The amount of each per share distribution has been retroactively adjusted to reflect the stock distributions issued on March 31, 2009, April 30, 2009, May 29, 2009, June 30, 2009 and July 31, 2009 as discussed below.

The following table reflects stock distributions per share that the Company has declared on its common stock to date.

Date Declared	Record Date	Payment Date	Distribution Percentage	Shares Issued

March 31, 2009	March 31, 2009	March 31, 2009	1.4%	13,818
April 30, 2009	April 30, 2009	April 30, 2009	3.0%	42,661
May 29, 2009	May 29, 2009	May 29, 2009	3.7%	79,125
June 30, 2009	June 30, 2009	June 30, 2009	3.5%	96,976
July 31, 2009	July 31, 2009	July 31, 2009	3.1%	117,219

The weighted average shares used in the computation of earnings (loss) per share and net asset value reflects these stock distributions on a retroactive basis.

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 6. Investment Portfolio

The following table summarized the composition of the Company’s investment portfolio at cost and fair value as of June 30, 2009:

	Cost(1)	Fair Value	Percentage of Portfolio
Senior Secured Loans—First Lien	$17,214	$18,507	63%
Senior Secured Loans—Second Lien	8,572	9,366	32%
Senior Unsecured Bonds	1,354	1,440	5%

	$27,140	$29,313	100%

(1)	Cost represents the original cost adjusted for the accretion of discounts on debt investments.

The Company does not “control” and is not an “affiliate” of any of its portfolio companies, each as defined in the 1940 Act. In general, under the 1940 Act, we would be presumed to “control” a portfolio company if we owned 25% or more of its voting securities and would be an “affiliate” of a portfolio company if we owned 5% or more of its voting securities.

The table below describes investments by industry classification and enumerates the percentage, by fair value, of the total portfolio assets in such industries as of June 30, 2009.

Industry Classification	Fair Value	Percentage of Portfolio
Broadcast and Entertainment	$894	3.0%
Business Information Services	2,787	9.6%
Business Process Outsourcing	888	3.0%
Commodity Chemicals	910	3.1%
Computer and Electronics	1,418	4.8%
Defense and Aerospace	676	2.3%
Food Services	1,440	4.9%
Healthcare	2,532	8.6%
Insurance	872	3.0%
IT Outsourcing	781	2.7%
Merchant Processing	750	2.6%
Networking and Security Equipment	445	1.5%
Personal Care	1,825	6.2%
Professional and Business Services	1,430	4.9%
Restaurants	1,480	5.0%
Software	1,681	5.7%
Specialty Chemicals	466	1.6%
Specialty Pharmaceuticals	337	1.1%
Storage Software and Hardware	853	2.9%
Telecommunications	3,280	11.3%
Telecommunications Services	494	1.7%
Tradeshows	352	1.2%
Transportation and Logistics	935	3.2%
Utility	1,787	6.1%

	$29,313	100.0%

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 7. Fair Value of Financial Instruments

SFAS 157 defines fair value as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. SFAS 157 emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances.

SFAS 157 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs that are quoted prices for similar assets or liabilities in active markets.

Level 3: Inputs that are unobservable for an asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

At June 30, 2009, the Company’s investments were categorized as follows in the fair value hierarchy for SFAS 157 purposes:

Valuation Inputs	Investments
Level 1—Price quotations in active markets	$1,440
Level 2—Significant other observable inputs	—
Level 3—Significant unobservable inputs	27,873

$29,313

Valuation of loans and debt securities depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company may consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the debt investments.

All but one of the Company’s investments as of June 30, 2009 consisted of senior secured loans that are traded on a private over-the-counter market for institutional investors. The Company valued its corporate bond investment by using its last trading price. The Company primarily valued its other investments by using an independent third party pricing service, which provided prevailing bid and ask prices that were screened for validity by the service, from dealers on the date of the relevant period end. Based on its experience in purchasing and selling these secured loans, the Company believes that these prices are reliable indicators of fair value. However, because of the private nature of this marketplace (meaning actual transactions are not publicly reported), the Company believes that these valuation inputs are classified as Level 3 within the fair value hierarchy. Investments totaling $27,163 were valued utilizing this third party pricing service. The Company used

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 7. Fair Value of Financial Instruments (continued)

other methods to determine fair value for securities for which the Company could not obtain prevailing bid and ask prices through its third party pricing service. These methods included obtaining independent dealer quotes and internal modeling. Investments totaling $710 were valued by methods other than using a third party pricing service. The Company’s valuation committee and board of directors reviewed and approved the valuation determinations made by management with respect to these investments.

The following is a reconciliation for the six months ended June 30, 2009 of investments for which significant unobservable inputs (Level 3) were used in determining fair value:

Fair value at December 31, 2008	$—
Accretion of discount	334
Net realized gain	359
Net change in unrealized appreciation or depreciation	2,086
Purchases	29,818
Sales and redemptions	(4,724)
Net transfers in or out of Level 3	—

Fair value at June 30, 2009	$27,873

The amount of total gains and losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to investments still held at the reporting date	$2,086

FS Investment Corporation

Notes to Unaudited Financial Statements (continued)

(in thousands, except share information)

Note 8. Financial Highlights

The following is a schedule of financial highlights for the six months ended June 30, 2009 and for the year ended December 31, 2008.

	Six Months Ended June 30, 2009 (Unaudited)	Year Ended December 31, 2008
Per Share Data(1):
Net asset value, beginning of period	$7.78	$—
Results of operations(2)
Net investment income (loss)	0.11	(5.01)
Net realized and unrealized gain on investments	1.60	—

Net increase (decrease) in net assets resulting from operations	1.71	(5.01)

Stockholder distributions(3)
Distributions from net investment income	(0.11)	(0.20)
Distributions from net realized gain on investments	(0.22)	—

Net decrease in net assets resulting from stockholder distributions	(0.33)	(0.20)

Capital share transactions
Issuance of common stock(4)	0.89	7.77
Offering costs(2)	(1.27)	(11.31)
Reimbursement to investment advisor(2)	(0.24)	—
Capital contributions of investment advisor(2)	0.09	16.53

Net increase (decrease) in net assets resulting from capital share transactions	(0.53)	12.99

Net asset value, end of period	$8.63	$7.78

Shares outstanding, end of period	2,956,619	128,414

Total return(5)	15.23%	2.41%

Ratio/Supplemental Data:
Net assets, end of period	$25,523	$999

Ratio of net investment income to average net assets(6)	1.36%	-116.20%

Ratio of operating expenses to average net assets(6)	5.70%	121.25%
Ratio of expenses reimbursed to average net assets(6)	-1.37%	0.00%

Ratio of total operating expenses to average net assets(6)	4.33%	121.25%

Portfolio turnover	39.43%	0.00%

(1)	The share information utilized to determine per share data has been retroactively adjusted to reflect the stock distributions discussed in Note 5.

(2)	The per share data was derived by using the weighted average shares outstanding during the period.

(3)	The per share data for distributions reflect the actual amount of distributions paid per share during the period.

(4)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock in our continuous offering.

(5)	Total return for the six months ended June 30, 2009 is not annualized. The 2008 total return is based on an initial investment at $7.78 per share. The Company’s net loss in 2008 did not reduce net asset value as all expenses were funded by a third-party affiliate.

(6)	Average monthly net assets are used for this calculation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

FS Investment Corporation.:

Philadelphia, Pennsylvania

We have audited the accompanying balance sheets of FS Investment Corporation as of December 31, 2008 and 2007 and the related statements of operations, changes in net assets and cash flows for the year ended December 31, 2008 and for the period from December 21, 2007 (Inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FS Investment Corporation as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the year ended December 31, 2008 and the period from December 21, 2007 (Inception) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Blue Bell, Pennsylvania

March 30, 2009, except for Note 7, which is as of August 21, 2009.

FS Investment Corporation

Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2008	2007
Assets
Cash	$1,000	$—

Total assets	$1,000	$—

Liabilities
Accrued liabilities	$1	$—

Stockholders’ Equity
Common stock, $0.001 par value, 500,000,000 shares authorized, 128,414 and no shares issued and outstanding, respectively(1)	—	—
Capital in excess of par value, net of offering costs of $1,567 and $257, respectively	1,641	37
Accumulated deficit	(642)	(37)

Total stockholders’ equity	999	—

Total liabilities and stockholders’ equity	$1,000	$—

Net asset value per common share at period end	$7.78	$—

(1)	As discussed in Note 7, between March 31, 2009 and July 31, 2009, the Company issued five stock distributions. The outstanding shares and net asset value per common share reflect these stock distributions on a retroactive basis.

See notes to financial statements.

FS Investment Corporation

Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31, 2008	Period from December 21, 2007 (Inception) to December 31, 2007
Revenue
Interest income	$25	$—

Operating expenses
Organization costs	605	37

Net loss	$(580)	$(37)

Loss per share—basic and diluted	$(5.01)

Weighted average shares outstanding—basic and diluted(1)	115,784

(1)	As discussed in Note 7, between March 31, 2009 and July 31, 2009, the Company issued five stock distributions. The weighted average shares used in the computation of earnings (loss) per share reflect these stock distributions on a retroactive basis.

See notes to financial statements.

FS Investment Corporation

Statement of Changes in Net Assets

(in thousands)

	Year Ended December 31, 2008	Period from December 21, 2007 (Inception) to December 31, 2007
Operations
Net loss	$(580)	$(37)

Stockholder distributions
Distributions paid	(25)	—

Capital share transactions
Issuance of common stock	1,000	—
Capital contributions of investment advisor	1,914	294
Offering costs	(1,310)	(257)

Net increase in net assets resulting from capital share transactions	1,604	37

Total increase in net assets	999	—
Net assets at beginning of period	—	—

Net assets at end of period	$999	$—

See notes to financial statements.

FS Investment Corporation

Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2008	Period from December 21, 2007 (Inception) to December 31, 2007
Cash flows from operating activities
Net loss	$(580)	$(37)
Adjustments to reconcile net loss to net cash used in operating activities: Increase in accrued liabilities	1	—

Net cash used in operating activities	(579)	(37)

Cash flows from financing activities
Issuance of common stock	1,000	—
Capital contributions of investment advisor	1,914	294
Stockholder distributions	(25)	—
Offering costs	(1,310)	(257)

Net cash provided by financing activities	1,579	37

Total increase in cash	1,000	—
Cash at beginning of period	—	—

Cash at end of period	$1,000	$—

See notes to financial statements.

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

FS Investment Corporation (the “Company”) was incorporated under the general corporation laws of the State of Maryland on December 21, 2007 and has been inactive since that date except for matters relating to its organization and registration as a non-diversified, closed-end investment company. Effective June 18, 2008 the Company changed its name from Franklin Square Investment Corporation to FS Investment Corporation.

The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”), as amended. The Company intends to operate so as to qualify to be taxed as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986 (“the Code”).

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying audited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States.

Organization Costs: Organization costs include, among other things, the cost of incorporation including the cost of legal services pertaining to the organization and incorporation of the business and incorporation fees. These costs are expensed as incurred. For the year ended December 31, 2008, and for the period from December 21, 2007 (Inception) to December 31, 2007 the company incurred organization costs of $605 and $37, respectively, which were paid on behalf of the Company by an affiliate and have been recorded as a capital contribution (Note 4).

Offering Costs: The Company’s offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company’s Registration Statement on Form N-2 pertaining to the public offering of its shares of common stock. The Company has charged offering costs against capital in excess of par on the balance sheet. During the year ended December 31, 2008, and for the period from December 21, 2007 (inception) to December 31, 2007, the Company had offering costs of $1,310 and $257, respectively, which were paid on behalf of the Company by an affiliate and have been recorded as a contribution to capital (Note 4).

Income Taxes: The Company intends to elect to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is exempt from federal income taxes if it distributes at least 90% of “Investment Company Taxable Income”, as defined by the Code, each year. Dividends paid up to one year after the current tax year can be carried back to the prior tax year for determining the dividends paid in such tax year. The Company intends to distribute sufficient dividends to maintain its RIC status each year. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, realized net short-term capital gains in excess of realized net long-term capital losses, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes. The tax treatment of the $25 distribution paid to its stockholders during the year ended December 31, 2008 was ordinary income (Note 4).

Uncertainty in Income Taxes: In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. The Company adopted FIN 48 effective December 21, 2007.

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share information.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the FDIC.

Valuation of Portfolio Investments: The Company determines the net asset value of its investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by the Company’s board of directors. In connection with that determination, the Company’s investment advisor will prepare portfolio company valuations using the most recent portfolio company financial statements and forecasts.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement, or SFAS No. 157, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. SFAS No. 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, the Company will undertake a multi-step valuation process each quarter, as described below:

•

the quarterly valuation process begins with each portfolio company or investment being initially valued by the senior management team of the investment advisor, which may include information received from the Company’s sub-advisor or an independent valuation firm, if applicable, to assist in the valuation process;

•	preliminary valuation conclusions will then be documented and discussed with the valuation committee;

•

the valuation committee will review the preliminary valuation and the investment advisor and independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

•

the board of directors will discuss valuations and will determine the fair value of each investment in the Company’s portfolio in good faith based on various statistical and other factors, including the input and

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

recommendation of the Company’s investment advisor, the valuation committee and any third-party valuation firm, if applicable.

Determination of fair values involves subjective judgments and estimates. Accordingly, these notes to the Company’s financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the Company’s financial statements. Below is a description of factors that our board of directors may consider when valuing our debt and equity investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company may consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the debt investments.

Equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Company, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or in limited instances book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company.

The Company may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Company may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of the Company’s equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale are typically valued at a discount from the public market value of the security.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation: We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Note 3. Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS 159, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 3. Recently Issued Accounting Standards (continued)

and liabilities and to more easily understand the effect of the company’s choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the combined balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted this statement effective January 1, 2008.

On September 30, 2008, the FASB and the SEC issued a joint press release clarifying the application of SFAS 157 in a market that is not active. The FASB subsequently issued FASB Staff Position (“FSP”) 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, which clarifies that fair value of an investment should reflect an exit price in an orderly transaction, not a forced liquidation or distressed sale. In a dislocated market, judgment is required to determine whether transactions are forced liquidations or distressed sales. The FASB also reiterated that an entity should utilize its own assumptions, information and techniques to estimate fair value when relevant observable inputs are not available. The third area of clarification was that broker or pricing services quotes may not be determinative if an active market does not exist, and whether the quotes are indicative or binding should also be considered when weighting the available evidence.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Note 4. Related Party Transactions

The Company has entered into an investment advisory and administrative services agreement with FB Income Advisor, LLC (the “investment adviser”). Pursuant to the investment advisory and administrative services agreement, the investment adviser will be paid a base management fee and certain incentive fees, if applicable. As of December 31, 2008 no services have been performed by the investment adviser under this agreement, and no fees have been paid to it. The Company commenced accruing fees under the agreement on January 2, 2009, upon the commencement of the Company’s operations.

The Company’s investment adviser has also funded offering costs and organization costs in the amount of $1,914 and $294 for the year ended December 31, 2008 and for the period from December 21, 2007 (inception) to December 31, 2007, respectively. These costs have been recorded by the Company as a contribution to capital. The offering costs were offset against capital in excess of par on the financial statement and the organization costs were charged to expense as incurred by the Company (Note 2). Under the terms of the Company’s investment advisory and administrative services agreement there is no liability on the part of the Company for the offering or organization costs funded by the investment adviser until the investment advisory and administrative services agreement is effective and the Company has raised sufficient proceeds from unrelated outside investors, as defined.

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 4. Related Party Transactions (continued)

Under the terms of the investment advisory and administrative services agreement, when the Company’s Registration Statement was brought effective by the SEC and the Company was successful in raising gross proceeds from unrelated outside investors of at least $2.5 million (the “minimum offering requirement”), the investment adviser will be entitled to receive 1.5% of gross proceeds raised until all offering costs and organization costs listed above and any future offering or organization costs incurred have been recovered. The minimum reimbursement to the investment adviser for such fee is $125. On January 2, 2009, excluding shares purchased by the Company’s directors, officers and affiliates, the Company sold 311,231 shares (as adjusted for stock distributions. See Note 7.) of its common stock for gross proceeds of $2,661, thereby exceeding the minimum offering requirement. The Company paid the minimum reimbursement of $125 to its investment advisor on January 7, 2009.

The Chief Executive Officer (“CEO”) of the Company serves as CEO of the Company’s investment adviser. The CEO of the Company contributed initial seed capital in the amount of $750 through a subscription to purchase 90,256 shares (as adjusted for stock distributions. See Note 7.) of the Company’s common stock. A director of the Company who also serves as Vice Chairman of the Company’s investment adviser contributed initial seed capital in the amount of $250 through a subscription to purchase 30,085 shares (as adjusted for stock distributions. See Note 7.) of the Company’s common stock. Collectively, the CEO and the director mentioned above, own 100% of the investment adviser through related affiliates.

On December 19, 2008, the Company declared a $0.1955 per share (as adjusted for stock distributions. See Note 7.) distribution for shareholders of record as of that date. The distribution totaling $25 was made on December 23, 2008. The CEO and director received $19 and $6, respectively, from this distribution.

Members of the Company’s investment adviser’s senior management team will provide investment advisory services to both the Company and FB Capital Partners, L.P. FB Capital Partners, L.P., which is owned by the Company’s CEO, is organized for the purpose of sourcing and managing income-oriented investments for institutions and high net worth individuals. While the Company’s adviser is no longer making private debt investments for clients other than the Company, if necessary, the Company’s investment adviser intends to allocate investment opportunities in a fair and equitable manner consistent with the Company’s investment objectives and strategies, so that the Company will not be disadvantaged in relation to any other client of the Company’s investment adviser or its management team.

The Company’s affiliate, Franklin Square Holdings, L.P. (“Franklin Square Holdings”), agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that its net investment income and net short-term capital gains are equal to or greater than the cumulative distributions paid to the Company’s stockholders in each quarter. Under this arrangement, no portion of the Company’s distributions is expected to represent a return of capital for our stockholders. Franklin Square Holdings expects to continue such reimbursements through at least June 2009, and intends to continue such reimbursements thereafter until it deems the Company has achieved economies of scale sufficient to ensure that the Company bear a reasonable level of expenses in relation to its income. The specific amount of expenses reimbursed Franklin Square Holdings will be determined at the end of each quarter. Franklin Square Holdings is controlled by the Company’s CEO and director mentioned above.

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 5. Financial Highlights

The following is a schedule of financial highlights for the year ended December 31, 2008. The Company has omitted the financial highlights for the period from December 21, 2007 (Inception) to December 31, 2007 since the Company did not have net assets or outstanding shares of common stock as of December 31, 2007.

Per share data(1):
Net asset value, beginning of period	$—
Net decrease in net assets resulting from operations	(5.01)
Distributions to stockholders	(0.20)
Issuance of common stock	7.77
Capital contributions of investment advisor	16.53
Offering costs	(11.31)

Net asset value, end of period	$7.78

Shares outstanding, end of period	128,414

Ratio/Supplemental Data:
Net assets, end of period	$999
Ratio of interest income to average net assets	5.01%
Ratio of organization costs to average net assets	121.25%

(1)	As discussed in Note 7, between March 31, 2009 and July 31, 2009, the Company issued five stock distributions. The outstanding shares and per share data reflect these stock distributions on a retroactive basis.

Note 6. Share Repurchase Program

Beginning in January 2010, and on a quarterly basis thereafter, the Company intends to offer to repurchase shares. The Company will consider the following factors, among others, in making its determination regarding whether to offer to repurchase shares and under what terms:

•	the effect of such repurchases on the Company’s qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of its assets (including fees and costs associated with disposing of assets);

•	the Company’s investment plans and working capital requirements;

•	the relative economies of scale with respect to the Company’s size;

•	the Company’s history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

The Company intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds it receives from the sale of shares under its distribution reinvestment plan. The Company may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, the Company does not expect to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. Additionally, the Company anticipates that it will offer to repurchase such shares on each date of repurchase at a price equal to 90% of the

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 6. Share Repurchase Program (continued)

current offering price on each date of repurchase. The Company’s board of directors may amend, suspend or terminate the repurchase program at any time upon 30 days’ notice.

Note 7. Subsequent Events

From January 1, 2009 through August 1, 2009, the Company raised gross proceeds of $43,876 through the sales of 4,807,321 shares of its common stock (as adjusted for stock distributions). The Company incurred commissions of $3,584 in connection with these sales. The net proceeds from these sales have been used primarily to make investments through secondary market transactions.

Since commencing operations on January 2, 2009 through August 14, 2009, the Company invested in 44 portfolio companies. As of August 14, 2009, the Company’s investment portfolio consists of interests in 35 senior secured and second lien secured loans to private U.S. companies with an average EBITDA of $320.6 million. The investments were purchased at an average price of 73.9% of par value. Presently, the weighted average credit rating of the Company’s portfolio is B3 based upon the Moody’s scale and the estimated gross annual portfolio yield is 15.4%.

The Company declared the following dividends subsequent to December 31, 2008:

			Distribution
Date Declared	Record Date	Payment Date	Per Share(1)	Amount
January 29, 2009	January 31, 2009	March 31, 2009	$0.0541	$26
February 26, 2009	February 27, 2009	March 31, 2009	0.0541	51
February 26, 2009	March 24, 2009	March 31, 2009	0.0541	62
April 30, 2009	April 30, 2009	June 30, 2009	0.0548	89
May 30, 2009	May 30, 2009	June 30, 2009	0.0565	134
June 30, 2009	June 30, 2009	June 30, 2009	0.0586	173
July 30, 2009	July 31, 2009	September 30, 2009	0.0606	236
August 6, 2009	August 31, 2009	September 30, 2009	0.0625	—
August 6, 2009	September 23, 2009	September 30, 2009	0.0625	—

(1)	The amount of each per share distribution has been retroactively adjusted to reflect the stock distributions issued on March 31, 2009, April 30, 2009, May 29, 2009, June 30, 2009 and July 31, 2009 as discussed below.

The following table reflects stock distributions per share that the Company has declared on its common stock to date.

Date Declared	Record Date	Payment Date	Distribution Percentage	Shares Issued
March 31, 2009	March 31, 2009	March 31, 2009	1.4%	13,818
April 30, 2009	April 30, 2009	April 30, 2009	3.0%	42,661
May 29, 2009	May 29, 2009	May 29, 2009	3.7%	79,125
June 30, 2009	June 30, 2009	June 30, 2009	3.5%	96,976
July 31, 2009	July 31, 2009	July 31, 2009	3.1%	117,219

The financial statements and related footnotes have been retroactively adjusted to reflect the number of shares and earnings per share data described above.

FS Investment Corporation

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 8. Selected Quarterly Financial Data (unaudited)

The following is the unaudited quarterly results of operations for the year ended December 31, 2008 and the period from December 21, 2007 (Inception) to December 31, 2007. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the period presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended				Period from December 21, 2007 (Inception) to December 31, 2007
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Interest income	$6	$8	$8	$3	$—
Operating expenses	129	127	106	243	37

Net loss	$(123)	$(119)	$(98)	$(240)	$(37)

Net decrease in net asset resulting from operations	$(123)	$(119)	$(98)	$(240)	$(37)

Per share data:
Net loss—basic and diluted	$(0.96)	$(0.93)	$(0.76)	$(2.83)
Net decrease in net assets resulting from operations—basic and diluted	(0.96)	(0.93)	(0.76)	(2.83)

The sum of quarterly per share amounts does not equal per share amounts reported for the year ended December 31, 2008. This is due to changes in the number of weighted-average shares outstanding and the effects of rounding for each period. The share information utilized to determine the per share data has been retroactively adjusted to reflect the stock distributions discussed in Note 7.

The undersigned hereby tenders this subscription and applies for the purchase of the dollar amount of shares of common stock (the “Shares”) of FS Investment Corporation, a Maryland corporation (sometimes referred to herein as the “Company”) set forth below.

1. INVESTMENT
☐ Initial Investment - OR -

Amount Of Subscription: $	☐ Additional Investment in this Offering (minimum of $500)

(minimum initial investment is $5,000)	☐ Shares are being Purchased net of commissions (purchase pursuant to a wrap fee arrangement or by a registered representative on his/her own behalf)

2. TYPE OF OWNERSHIP (select only one)

☐ Individual (one signature required)	☐ Custodial Arrangement (owner and custodian signature required)

☐ Joint Tenants with Right of Survivorship (all parties must sign)	☐ IRA	☐ Roth IRA	☐ SEP	☐ KEOGH

☐ Community Property (all parties must sign)	☐ OTHER

☐ Tenants in Common (all parties must sign)	Name of Custodian

☐ Uniform Gift to Minors Act State of (custodian signature required)	Mailing Address

☐ Uniform Transfer to Minors Act State of (custodian signature required)	City		State	Zip

☐ Qualified Pension or Profit Sharing Plan (include Plan Documents)	Custodian Information (to be completed by custodian above)

☐ Trust (include title and signature pages)	Custodian Tax ID #

☐ Corporation (include Corporate Resolution; authorized signature required)	Custodian Account #

☐ Partnership (include Partnership Agreement; authorized signature required)	Custodian Phone #

☐ Other (specify and include title and signature pages)

3. INVESTOR INFORMATION (You must include a permanent street address even if your mailing address is a P.O. Box.)
Individual/Beneficial Owner (Please print name(s) to whom Shares are to be registered)
First Name	Middle Name		Last Name
Social Security Number				Date of Birth
Street Address		City		State	Zip Code
If Not a US Citizen, Specify Country of Citizenship				Daytime Phone Number

Joint Owner/Minor
First Name	Middle Name		Last Name
Social Security Number				Date of Birth
Street Address and/or PO Box		City		State	Zip Code
If Not a US Citizen, Specify Country of Citizenship				Daytime Phone Number

3. INVESTOR INFORMATION (continued)
Trust
Name of Trust	Date of Trust
Name(s) of Trustee(s)
Taxpayer Identification Number
Name of Beneficial Owner(s)
Beneficial Owner(s) Street Address		City		State	Zip Code
Social Security Number	Date of Birth		Occupation

Corporation/Partnership/Other
Entity Name	Tax ID Number			Date of Entity Formation
Name(s) of Officer(s), General Partner or other Authorized Person(s)

4. DISTRIBUTIONS
I hereby subscribe for Shares of FS Investment Corporation and elect the distribution option indicated below: (IRA accounts may not direct distributions without the custodian’s approval)
☐ I choose to participate in FS Investment Corporation’s Distribution Reinvestment Plan.*	☐ I choose to have distributions deposited in a checking, savings or brokerage account.**	☐ I choose to have distributions mailed to me at the address listed in Section 3.	☐ I choose to have distributions mailed to me at the following address:

*      Each investor that elects to have his or her distributions reinvested in the FS Investment Corporation’s Distribution Reinvestment Plan agrees to notify the Company and the broker-dealer named in this Subscription Agreement in writing at any time there is material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides.

** Please attach a pre-printed, voided check.

I authorize FS Investment Corporation or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify FS Investment Corporation in writing to cancel it. In the event that FS Investment Corporation deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit.

Name of Financial Institution	Mailing Address
City	State	Zip Code
Your Bank’s ABA Routing Number	Your Account Number	Account Type
		☐ Checking	☐ Savings	☐ Brokerage
The deposit services above cannot be established without a pre-printed, voided check. For Electronic Funds Transfers, the signatures of the bank account owner(s) must appear exactly as they appear on the bank registration. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.
Signature of Individual/Trustee/Beneficial Owner		Signature of Joint Owner/Co-Trustee

5. ELECTRONIC DELIVERY OF DOCUMENTS

☐      In lieu of receiving documents by mail, I authorize FS Investment Corporation to make available on its website at www.fsinvestmentcorp.com its quarterly reports, annual reports, proxy statements, prospectus supplements or other reports required to be delivered to me, as well as any investment or marketing updates, and to notify me via e-mail when such reports or updates are available. (Any investor who elects this option must provide an e-mail address below.)

E-Mail Address:

6. SUBSCRIBER SIGNATURES

Please carefully read and separately initial each of the representations below. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf. In order to induce the fund to accept this subscription, I (we) hereby represent and warrant that:

	Owner	Joint Owner
(a) I (we) have received a Prospectus for the Company relating to the Shares, wherein the terms and conditions of the offering are described and agree to be bound by the terms and conditions therein.	Initials	Initials

(b)    I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $70,000 annual gross income, or that I (we) meet the higher suitability requirements imposed by my state of primary residence as set forth in the Prospectus under “Suitability Standards.”

	Initials	Initials

(c) I am (we are) purchasing Shares for my (our) own account.	Initials	Initials

(d) I (we) acknowledge that the Shares are not liquid, there is no public market for the Shares, and I (we) may not be able to sell the Shares.	Initials	Initials

(e)    If I am (we are) a resident of Kentucky, I (we) certify that I (we) have (1) a net worth (exclusive of home, home furnishings and automobiles) of $300,000 or more; or (2) a net worth (exclusive of home, home furnishings and automobiles) of at least $85,000 and had during the last tax year or estimate that I (we) will have during the current tax year a minimum of $85,000 annual gross income. I (we) also certify that this investment does not exceed 10% of my (our) liquid net worth.

	Initials	Initials

(f) If I am (we are) a resident of Alabama, I (we) certify that this investment does not exceed 10% of my (our) liquid net worth.	Initials	Initials

Substitute IRS Form W-9 Certification:

I (we) declare that the information supplied in this subscription agreement is true and correct and may be relied upon by the Company in connection with my investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Investor Social Security Number/Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a non-resident alien). NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

By signing below, you hereby acknowledge receipt of the Prospectus of the Company dated September 18, 2008 not less than five (5) business days prior to the signing of this Subscription Agreement. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company in its sole and absolute discretion. You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within 30 days from the date your subscription is received, and that the sale of Shares pursuant to this subscription agreement will not be effective until at least five business days after the date you have received a final Prospectus. Residents of the States of Maine, Massachusetts, Minnesota, Missouri, Nebraska and Ohio who first received the Prospectus only at the time of subscription may receive a refund of the subscription amount upon request to the Company within five business days of the date of subscription.

By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment.

The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial advisor. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Printed Name of Owner or Authorized Person	Printed Name of Joint Owner or Authorized Person

Signature of Owner or Authorized Person	Signature of Joint Owner or Authorized Person

Date / /	Date / /

7. FINANCIAL ADVISOR (Please read and complete the following)

The undersigned confirm on behalf of the Broker-Dealer that they (i) are registered in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor’s prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vii) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor’s suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing FS Investment Corporation and the tax consequences of purchasing and owning Shares. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he has complied with and has followed all applicable policies and procedures under his firm’s existing Anti-Money Laundering Program and Customer Identification Program.
Broker-Dealer		Financial Advisor Name
Advisor Street/P.O. Box
City	State	Zip Code
Advisor Number	Branch Number	Telephone Number
Email Address		Fax Number
Financial Advisor Signature			Date
Principal Signature (if required by Broker/Dealer)			Date

8. INVESTMENT INSTRUCTIONS

☐      By Mail – Checks should be made payable to “UMB Bank, N.A., as escrow agent for FS Investment Corporation” or, after the Company meets the minimum offering requirements, checks should be made payable to “UMB Bank, N.A., as agent for FS Investment Corporation”.

☐ By Wire Transfer – UMB Bank, N.A., ABA Routing #031000053, FS Investment Corporation, Account #8511088160. Forward this subscription agreement to the address listed below.
☐ By Asset Transfer
☐ Custodial Accounts – Forward this Subscription Agreement directly to the custodian.

Mailing Instructions FS Investment Services c/o DST Systems Inc. (877) 628-8575

Regular Mail P.O. Box 219095 Kansas City, MO 64121-9095	Express/Overnight Delivery 430 W. 7th Street Kansas City, MO 64105

APPENDIX A TO SUBSCRIPTION AGREEMENT

NOTICE TO STOCKHOLDER OF ISSUANCE OF UNCERTIFICATED SHARES OF COMMON STOCK Containing the Information Required by Section 2-211 of the Maryland General Corporation Law

To:	Stockholder

From: FS Investment Corporation

Shares of Common Stock, $0.001 par value per share

FS Investment Corporation, a Maryland corporation (the “Corporation”), is issuing to you, subject to acceptance by the Corporation, the number of shares of its common stock (the “Shares”) that correspond to the dollar amount of your subscription as set forth in your subscription agreement with the Corporation. The Shares do not have physical certificates. Instead, the Shares are recorded on the books and records of the Corporation, and this notice is given to you of certain information relating to the Shares. All capitalized terms not defined herein have the meanings set forth in the Corporation’s Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

The Corporation has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Corporation will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to certain restrictions on ownership and transferability, the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption of the shares of each class of stock which the Corporation has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Corporation at its principal office.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 150,000,000 Shares

Common Stock

PROSPECTUS

August 21, 2009

PART C

Other Information

Item 25.    Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of FS Investment Corporation. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2) Exhibits

(a)	Articles of Incorporation of the Registrant**
(a)(2)	Articles of Amendment and Restatement of the Registrant****
(b)	Bylaws of the Registrant***
(b)(1)	Amended and Restated Bylaws****
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A and incorporated herein by reference)****
(e)	Distribution Reinvestment Plan***
(e)(1)	Amended and Restated Distribution Reinvestment Plan****
(g)	Investment Advisory and Administrative Services Agreement by and between Registrant and FB Income Advisor, LLC**
(g)(1)	First Amendment to the Investment Advisory and Administrative Services Agreement****
(g)(2)	Form of Investment Sub-Advisory Agreement by and between FB Income Advisor, LLC and GSO Debt Funds Management, LLC***
(h)(1)	Form of Dealer Manager Agreement****
(h)(2)	Form of Selected Dealer Agreement (Included as Appendix A to the Form of Dealer Manager Agreement)****
(j)	Form of Custodian Agreement by and between Registrant and PFPC Trust Company****
(k)	Form of Escrow Agreement by and between Registrant and UMB Bank, N.A.****
(l)	Opinion of Miles & Stockbridge P.C.****
(n)(1)	Consent of Miles & Stockbridge P.C. (incorporated by reference to exhibit l hereto)****
(n)(2)	Consent of McGladrey & Pullen, LLP*
(r)	Code of Ethics***

*	Filed herewith.
**	Filed as part of initial registration statement on February 25, 2008.
***	Filed as part of Amendment No. 2 to the registration statement filed on June 19, 2008.
****	Filed as part of Amendment No. 3 to the registration statement filed on September 16, 2008.

Item 26.    Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

SEC registration fee	$58,950
FINRA filing fee	$75,500
Blue Sky expenses	$200,000
Advertising and sales literature	$1,900,000
Accounting fees and expenses	$2,000,000
Legal fees and expenses	$3,500,000
Printing and engraving	$4,000,000
Seminars	$5,250,000
Miscellaneous fees and expenses	$5,515,550
Total	$22,500,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated and assume that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

Not applicable.

Item 29.    Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at August 1, 2009.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	1,564

Item 30.    Indemnification

Limitation on Liability

Our charter limits the personal liability of our directors and officers to the corporation or its stockholders for monetary damages. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

(a)	actual receipt of an improper benefit or profit in money, property or services; or

(b)	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains a provision which limits directors’ and officers’ liability, although not to the maximum extent permitted by Maryland law, and subject to the requirements of the 1940 Act. In addition, we intend to obtain director’s and officer’s liability insurance.

Indemnification

Under the Maryland General Corporation Law, a Maryland corporation may indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation or at its request, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Maryland law does not permit indemnification in respect of any proceeding in which the party seeking indemnification shall have been adjudged to be liable to the corporation. Further, a party may not be indemnified for a proceeding brought by that party against the corporation, except (i) for a proceeding brought to enforce indemnification or (ii) if the charter or bylaws, a resolution of the board of directors or an agreement approved by the board of directors to which the corporation is a party expressly provides otherwise.

Pursuant to our charter and bylaws, we are obligated to indemnify any present or former director or officer, and certain other individuals, from and against any claim or liability to which that person may become subject or which, that person may incur by reason of his or her status as a present or former director or officer or other role on our behalf, only if all of the following conditions are met:

(a)	we have determined, in good faith, that the course of conduct which caused the loss or liability was in the Company’s best interest;

(b)	the indemnitee was acting on behalf of or performing services for the Company;

(c)	the indemnitee’s liability or loss was not the result of the indemnitee’s negligence or misconduct, in the case of directors and officers who are affiliates of FB Advisor, and gross negligence or willful misconduct for independent directors of the Company; and

(d)	such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from that of a shareholder.

Furthermore, under our charter and bylaws, any director, officer, or any other individual, shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(a)	there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee;

(b)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

(c)	a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities an Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

Under our charter and bylaws, the Company may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Under our charter and bylaws, the advancement of Company funds to an indemnitee or its affiliates for legal expenses and other costs incurred as a result of any legal action for which the indemnification is being sought is permissible only if all the following conditions are satisfied:

(a)	the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

(b)	the legal action is initiated by a third party who is not a shareholder, or the legal action is initiated by a shareholder and a court of competent jurisdiction specifically approves of such advancement; and

(c)	the indemnitee or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such indemnitee is found not to be entitled to indemnification.

Indemnification may reduce the legal remedies available to us and our stockholders against the indemnified individuals. The aforementioned charter and bylaw provisions do not reduce the exposure of directors and officers to liability under federal or state securities laws, nor do they limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or our stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

Item 31.    Business and Other Connections of Investment Advisers

A description of any other business, profession, vocation, or employment of a substantial nature in which FB Advisor, and each director or executive officer of FB Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding FB Advisor and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-69111), and is incorporated herein by reference.

A description of any other business, profession, vocation, or employment of a substantial nature in which GDFM, and each director or executive officer of GDFM, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management—Board of Directors,” and “Executive Officers” and “Investment Advisory and Administrative Services Agreement.” Additional information regarding GDFM and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-68243), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, FS Investment Corporation, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867;

(2)	the Transfer Agent, DST Systems, Inc., 1055 Broadway, Ninth Floor, Kansas City, Missouri 64105-1594;

(3)	the Custodian, PFPC Trust Company, 8800 Tinicum Boulevard, Philadelphia, Pennsylvania 19153;

(4)	the investment adviser, FB Income Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867; and

(5)	the administrator, FB Income Advisor, LLC, Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, Pennsylvania 19104-2867.

Item 33.    Management Services

Not Applicable.

Item 34.    Undertakings

We hereby undertake:

(1)	to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on August 21, 2009.

FS Investment Corporation

By:	/S/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 3 to this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MICHAEL C. FORMAN Michael C. Forman	President and Chief Executive Officer and Director	August 21, 2009

/s/ CHARLES JACOBSON Charles Jacobson	Chief Financial Officer	August 21, 2009

/s/ DAVID J. ADELMAN David J. Adelman	Director	August 21, 2009

* Gregory P. Chandler	Director	August 21, 2009

* Barry H. Frank	Director	August 21, 2009

* Thomas Gravina	Director	August 21, 2009

* Michael Heller	Director	August 21, 2009

* Paul Mendelson	Director	August 21, 2009

* Gerald Stahlecker	Director	August 21, 2009

*	Signed by Michael C. Forman pursuant to a power of attorney signed by each of the directors and filed as part of Pre-Effective Amendment No. 2 to this registration statement on June 19, 2008 and, with respect to Thomas Gravina, Post-Effective Amendment No. 2, filed on June 10, 2009.